      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 11, 1998


                                                      REGISTRATION NO. 333-48085
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                               AMENDMENT NO. 2 TO


                                    FORM S-1
                            ------------------------
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                         AMERICAN XTAL TECHNOLOGY, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                DELAWARE                                    3674                                   94-3031310
    (STATE OR OTHER JURISDICTION OF             (PRIMARY STANDARD INDUSTRIAL                    (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)             CLASSIFICATION CODE NUMBER)                   IDENTIFICATION NO.)

                            ------------------------

                                 4311 SOLAR WAY
                           FREMONT, CALIFORNIA 94538
                                 (510) 683-5900
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                MORRIS S. YOUNG
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         AMERICAN XTAL TECHNOLOGY, INC.
                                 4311 SOLAR WAY
                           FREMONT, CALIFORNIA 94538
                                 (510) 683-5900
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

                    PETER M. ASTIZ, ESQ.                                        FRANCIS S. CURRIE, ESQ.
                    DAVID A. HUBB, ESQ.                                          JOHN T. SHERIDAN, ESQ.
             GRAY CARY WARE & FREIDENRICH, LLP                              WILSON SONSINI GOODRICH & ROSATI
                    400 HAMILTON AVENUE                                         PROFESSIONAL CORPORATION
              PALO ALTO, CALIFORNIA 94301-1825                                     650 PAGE MILL ROAD
                       (650) 328-6561                                       PALO ALTO, CALIFORNIA 94304-1050
                                                                                     (650) 493-9300

                            ------------------------

                APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. [ ]

     If this Form is to be filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, (AS AMENDED) OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION -- DATED MAY 11, 1998


PROSPECTUS
--------------------------------------------------------------------------------
                                2,500,000 Shares

LOGO

                                  AMERICAN XTAL TECHNOLOGY, INC.


                                  Common Stock
--------------------------------------------------------------------------------

All of the 2,500,000 shares of common stock, par value $0.001 per share (the "Common Stock"), offered hereby (the "Offering"), are being sold by American Xtal Technology, Inc. ("AXT" or the "Company"). Prior to this Offering, there has been no public market for the Common Stock of the Company. It is currently anticipated that the initial public offering price will be between $8.00 and $10.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.

The Company has applied to have the Common Stock approved for inclusion in The Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "AXTI."

SEE "RISK FACTORS" ON PAGES 6 TO 15 FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.
--------------------------------------------------------------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

===========================================================================================================================
                                                                               Underwriting
                                                       Price to               Discounts and              Proceeds to
                                                        Public                Commissions(1)              Company(2)
---------------------------------------------------------------------------------------------------------------------------
Per Share....................................             $                         $                         $
---------------------------------------------------------------------------------------------------------------------------
Total(3).....................................             $                         $                         $
===========================================================================================================================

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Before deducting expenses payable by the Company estimated to be $900,000.

(3) The Company has granted to the several Underwriters a 30-day over-allotment option to purchase up to 375,000 additional shares of the Common Stock on the same terms and conditions as set forth above. If all such additional shares are purchased by the Underwriters, the total Price to Public will be
    $          , the total Underwriting Discounts and Commissions will be
    $          and the total Proceeds to Company will be $          . See
    "Underwriting."
--------------------------------------------------------------------------------
The shares of Common Stock are offered by the several Underwriters, subject to delivery by the Company and acceptance by the Underwriters, to prior sale and to withdrawal, cancellation or modification of the offer without notice. Delivery of the shares of Common Stock to the Underwriters is expected to be made through the facilities of the Depository Trust Company, New York, New York on or about
May   , 1998.

PRUDENTIAL SECURITIES INCORPORATED                               COWEN & COMPANY
May   , 1998

CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS, AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     American Xtal Technology, Inc. and its logo are trademarks of the Company. This Prospectus contains trademarks of other companies.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information, including information under "Risk Factors," and the Consolidated Financial Statements and Notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, the information contained in this Prospectus: (i) gives effect to the reincorporation of the Company in Delaware prior to the effective date of this Prospectus; (ii) reflects the conversion of all outstanding preferred stock, par value $.001 (the "Preferred Stock") to Common Stock upon the closing of the Offering; and (iii) assumes that the Underwriters' over-allotment option will not be exercised. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed under "Risk Factors."

                                  THE COMPANY

     American Xtal Technology, Inc. uses a proprietary vertical gradient freeze ("VGF") technique to produce high-performance compound semiconductor base materials, or substrates, for use in a variety of electronic and opto-electronic applications. The Company primarily manufactures and sells compound semiconductor substrates composed of gallium arsenide ("GaAs"). Sales of GaAs substrates accounted for 94.9% and 78.3% of the Company's product revenues for the year ended December 31, 1997 and the three months ended March 31, 1998, respectively. The Company also manufactures and sells indium phosphide ("InP") and germanium ("Ge") substrates and is currently developing other high-performance compound substrates such as gallium phosphide ("GaP") and gallium nitride ("GaN"). The Company manufactures substrates from crystals grown using the Company's proprietary VGF technique and then slices the substrates into wafers. The Company's substrates are sold to semiconductor device manufacturers for use in applications such as wireless and fiber optic telecommunications, lasers, light-emitting diodes ("LEDs"), satellite solar cells and consumer electronics. The Company's customers include EMCORE Corporation ("EMCORE"), Hewlett Packard Company ("Hewlett Packard"), Motorola, Inc. ("Motorola"), NEC Kansai, Ltd. ("NEC"), Nortel, Siemens AG ("Siemens"), Sony Corporation ("Sony"), Spectrolab, Inc. (a Hughes Electronics Company) ("Spectrolab") and TRW, Inc. ("TRW").

     In recent years, semiconductor device manufacturers have increasingly utilized substrates other than silicon to improve the performance of semiconductor devices or to enable new applications. These alternative substrates are composed of a single element such as Ge, or multiple elements which may include, among others, gallium, aluminum, indium, arsenic, phosphorus and nitrogen. Substrates that consist of more than one element are referred to as "compound substrates" and include GaAs, InP, GaP and GaN. GaAs is currently the most widely used compound substrate. Compound substrates have electrical properties which allow semiconductor devices to operate at much higher speeds than silicon-based devices or at the same speed with lower power consumption. For example, electrons move up to five times faster in GaAs than in silicon. Compound substrates also have better opto-electronic characteristics than silicon which enable them to convert energy into light and lasers, or to detect light and convert light into electrical energy.

     The Company believes that its proprietary VGF technique, which it has developed over the past 11 years, provides certain significant advantages over traditional manufacturing methods for growing crystals for the production of high-performance semiconductor substrates. The Company believes that its proprietary technique produces high-quality crystals which are characterized by greater physical and chemical uniformity and fewer defects than crystals grown by competing methods. This often results in substrates with lower breakage rates, which increases manufacturing yields and reduces manufacturing costs for the Company and its customers. The Company believes that it is currently the only high-volume supplier of GaAs substrates manufactured by using the VGF technique and is positioned to become a leading manufacturer and supplier of other high-performance substrates.

     Key elements of the Company's business strategy include the following:

     - Advance its leadership in VGF technology through continued investment in research and development and participation in government sponsored research programs.

     - Extend its leadership in the GaAs market by continuing to provide high-quality, price-competitive substrates and leveraging its demonstrated success in certain segments of the GaAs market to further increase sales.

     - Leverage its VGF technology as a platform to rapidly develop and cost-effectively manufacture high-quality substrates for emerging applications in various markets.

     - Target high-volume markets by increasing its manufacturing capacity in order to lower unit production costs and provide high-performance substrates at competitive prices.

     - Leverage existing customer relationships by supplying customers with high-performance substrates in addition to GaAs and establishing arrangements to jointly develop GaAs and other substrates.

     For the years ended December 31, 1995, 1996 and 1997 and the three months ended March 31, 1998, the Company generated total revenues of $14.5 million, $16.2 million, $25.3 million and $9.7 million, respectively, and during the same periods, generated net income of $2.7 million, $2.0 million, $3.3 million and $1.4 million, respectively.

     The Company was incorporated in the State of California in December 1986. The Company will reincorporate in the State of Delaware in connection with the Offering. The Company's executive offices and manufacturing facilities are located at 4311 Solar Way, Fremont, California 94538, and its telephone number is (510) 683-5900.

                                  THE OFFERING

Common Stock Offered Hereby..........................................  2,500,000 shares
Common Stock to be Outstanding after the Offering(1).................  15,690,268 shares
Use of Proceeds......................................................  For capital expenditures, product development, sales and marketing and
                                                                       general corporate purposes. See "Use of
                                                                       Proceeds."
Proposed Nasdaq National Market Symbol...............................  AXTI

---------------
(1) Excludes 1,466,950 shares of Common Stock issuable upon exercise of outstanding options at March 31, 1998 with a weighted average exercise price of $5.02 per share. See "Management -- Benefit Plans" and Note 8 of Notes to Consolidated Financial Statements.

                                  RISK FACTORS

     Investors should consider the material risk factors involved in connection with an investment in the Common Stock and the impact to investors from various events which could adversely affect the Company's business. Such material risks include, but are not limited to, fluctuations in operating results, market acceptance of VGF technology, manufacturing risks, limited and sole suppliers, limitations of existing manufacturing capacity and dependence on limited product offerings. See "Risk Factors."

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                          THREE MONTHS
                                                 YEARS ENDED DECEMBER 31,                ENDED MARCH 31,
                                      -----------------------------------------------   -----------------
                                       1993      1994      1995      1996      1997      1997      1998
                                      -------   -------   -------   -------   -------   -------   -------
STATEMENT OF OPERATIONS DATA:
Revenues............................  $ 4,403   $ 7,457   $14,478   $16,227   $25,335   $ 5,094   $ 9,730
Gross profit........................    1,485     2,944     6,214     6,162    10,108     1,791     4,005
Income from operations..............      416     1,874     4,050     3,537     5,860       927     2,399
Net income..........................      125     1,161     2,739     2,046     3,258       447     1,385
Basic net income per share(1).......  $  0.05   $  0.44   $  0.97   $  0.71   $  1.11   $  0.15   $  0.45
Diluted net income per share........  $  0.01   $  0.10   $  0.23   $  0.17   $  0.25   $  0.04   $  0.10
Shares used in basic net income per
  share calculations................    2,555     2,634     2,821     2,882     2,938     2,896     3,052
Shares used in diluted net income
  per share calculations............   11,549    11,676    11,813    11,811    12,839    12,225    13,516

                                                                    MARCH 31, 1998
                                                               ------------------------
                                                               ACTUAL    AS ADJUSTED(2)
                                                               -------   --------------
BALANCE SHEET DATA:
Cash and cash equivalents...................................   $ 2,981      $23,006
Working capital.............................................    14,898       34,923
Total assets................................................    34,209       54,234
Long-term debt, net of current portion......................     7,981        7,981
Stockholders' equity........................................    20,088       40,113

---------------
(1) Because of the anticipated conversion of the Preferred Stock into Common Stock if the Offering is consummated, basic net income per share is not indicative of the Company's future capital structure.

(2) Reflects (i) the conversion of all outstanding shares of the Company's Preferred Stock into 10,128,738 shares of Common Stock upon completion of the Offering and (ii) the sale of 2,500,000 shares of Common Stock offered hereby at an assumed initial public offering price of $9.00 per share after deducting the underwriting discounts and commissions and estimated Offering expenses payable by the Company and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should consider carefully the following risk factors, as well as the other information set forth in this Prospectus, in evaluating an investment in the Common Stock offered hereby.

     This Prospectus contains statements that constitute forward-looking statements. Those statements appear in a number of places in this Prospectus and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company's revenues; (ii) the Company's research and development efforts;
(iii) potential acquisitions by the Company; (iv) the use of the proceeds of the Offering; (v) the Company's financing plans; (vi) trends affecting the Company's financial condition or results of operations; (vii) the Company's growth, operating and financing strategies; and (viii) the declaration and payment of dividends. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. The accompanying information contained in this Prospectus, including, without limitation, the information set forth under the headings "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," identifies important factors that could cause such differences.

     FLUCTUATIONS IN OPERATING RESULTS. The Company's quarterly and annual revenues and operating results have varied in the past, are difficult to forecast, are subject to numerous factors both within and outside the Company's control and may fluctuate significantly in the future. Although the Company has been profitable on an annualized basis since 1990, there can be no assurance that the Company will continue to be profitable in future periods. The Company believes that period-to-period comparisons are not necessarily meaningful and should not be relied upon as indicative of future operating results.

     The financial markets in Japan, Singapore, South Korea, Taiwan and other Asian nations have recently experienced significant turmoil. Such turmoil in the financial markets may negatively impact and/or delay the decision by the Company's customers to purchase the Company's substrates. Any reduction in the value of Asian currencies, in particular the Japanese yen, would make it more difficult for the Company to sell substrates into the Asian market and would provide the Company's Asian competitors with the ability to compete more effectively in the U.S. market. As a result, the turmoil in the Asian financial markets may materially and adversely affect the Company's business, financial condition and results of operations. For the year ended December 31, 1997 and the three months ended March 31, 1998, 23.5% and 14.6%, respectively, of the Company's total revenues were from customers located in Japan and other Asian countries.

     The Company's expense levels are based in large part on its current expectations for future revenues and its expected research and development and marketing requirements. In the event revenues do not meet expectations, the Company may be unable to adjust its spending levels on a timely basis to compensate for unexpected revenue shortfalls. In addition, the Company has significantly increased its expense levels to support its recent growth and intends to continue to make significant investments in research and development, facility expansion, capital equipment and customer service and support capabilities worldwide. These investments will make it difficult for the Company to reduce its operating expenses in a particular period if the Company's revenue expectations for that period are not met. There can be no assurance that the Company will achieve a rate of revenue growth in any future period commensurate with its increased level of operating expenses and the failure to do so would have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company's revenues and operating results are substantially dependent upon the volume and timing of orders received by the Company from its customers. The Company's lengthy sales cycle limits its visibility regarding future financial performance. The Company's revenue is subject to demand for GaAs substrates and is also subject to the risks to which the markets for its customers' products are subject, including technological or other changes in those markets. In addition, the ordering patterns of some of the Company's existing large customers have been unpredictable in the past, and the Company expects ordering patterns of such customers will continue to be unpredictable in the future. Because the Company's customers may cancel or reschedule orders without significant penalty and because such orders are often large and intended to satisfy customers' long-term needs, backlog is not necessarily indicative of future product sales. The Company has in the past experienced customer order cancellations, reschedulings of orders, and product returns, for reasons beyond the Company's control. Such cancellations, reschedulings and returns have not had a material adverse impact on the Company's revenues and operating results to date. However, future cancellations or reschedulings of orders or product returns could impact the timing and amounts of revenues recognized quarterly which could materially adversely affect the Company's business, financial condition and results of operations.

     Other factors which may affect the Company's revenues and operating results include the availability of raw materials; fluctuations in manufacturing yields; changes in product mix; the Company's ability to develop and bring to market new products on a timely basis; introduction of products and technologies by the Company's competitors; funds received from the federal government for research and development; market acceptance of the Company's and its customers' products; timing of investments in research and development and sales and marketing; fluctuations in exchange rates; changes in the international business climate and economic conditions generally.

     The Company's operating results in a future quarter or quarters may fall below the expectations of public market analysts or investors. In such event, the price of the Company's Common Stock will likely be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     MARKET ACCEPTANCE OF VGF TECHNOLOGY. The traditional crystal growing processes for producing semi-insulating and semi-conducting GaAs substrates are the liquid-encapsulated Czochralski ("LEC") and horizontal Bridgman ("HB") techniques, respectively. The Company currently believes it is the only high-volume supplier of semi-insulating and semi-conducting GaAs substrates which are produced utilizing VGF technology. In order to establish the VGF technique as a preferred process for producing substrates, the Company must offer products with superior price/performance characteristics on a timely basis and in sufficient volumes to satisfy customers' requirements. A significant portion of the Company's prospective customers are manufacturers of wireless communications, fiber optic communications and other high-speed semiconductor devices that generally use GaAs substrates produced using either the LEC or HB techniques. The Company must overcome any reluctance of these customers to purchase the Company's GaAs substrates because of perceived risks relating to the newer VGF technology generally and concerns about the relative quality and cost-effectiveness of the Company's GaAs substrates as compared to substrates produced using the traditional LEC or HB techniques. In addition, potential GaAs substrate customers may be reluctant to rely on a relatively small company for critical materials used to manufacture their semiconductor devices. There can be no assurance that additional companies will purchase the Company's products using the VGF technique or that the companies that currently use AXT's VGF produced substrates will continue to do so in the future. The failure to achieve increased market acceptance of the Company's VGF technique by either current or prospective customers would have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business -- Technology."

     MANUFACTURING RISKS. The growing of crystals and the other steps required to manufacture substrates are highly complex processes. Manufacturing yields can be adversely affected by a number of factors, including chemical or physical defects in the crystals, contamination of the manufacturing environment, substrate breakage, equipment failure and the performance of manufacturing personnel. A combination of these factors has, in the past, adversely affected the Company's yields and resulted in product shipment delays. Because a significant portion of the Company's manufacturing costs are fixed, increases in the production volume of substrates and improvements of yields are critical to reducing unit costs, increasing margins and maintaining and improving the Company's results of operations. Yield decreases can result in substantially higher unit costs, which could materially and adversely affect operating results. There can be no assurance that the Company will not suffer periodic yield problems, which could materially and adversely affect the Company's business, financial condition and results of operations. From time to time the Company has manufactured substrates which, although meeting customer specifications, were not suitable in a particular manufacturing process due to the uniqueness of the customer's manufacturing process. These difficulties have been resolved in the past through minor changes to the substrates and/or the manufacturing process. The

Company may continue to experience such difficulties in manufacturing substrates that satisfy its customers' requirements in the future and its failure to resolve such difficulties with its customers could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company is in the process of significantly expanding its substrate manufacturing capacity. The Company has also recently commenced production and shipment of Ge and InP substrates. The Company also expects that it will need to successfully manufacture GaAs substrates in commercial quantities with six inch diameters in the near future. To date, the Company has only manufactured substrates with such size diameters on a test basis. There can be no assurance that the Company will successfully manufacture new or larger substrates in commercial volumes with acceptable yields. In the event the Company experiences low yields as a result of any of the foregoing, the Company's business, financial condition and results of operations would be materially adversely affected.


     The Company grows all of its crystals and manufactures all of its substrates at its facility in Fremont, California. Due to the centralization of its operations, the Company is susceptible to business interruptions resulting from fire, natural disasters, equipment failures or other localized conditions. Prolonged business interruptions could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Manufacturing."


     LIMITED AND SOLE SUPPLIERS. The Company does not maintain any long-term supply agreements with any of its suppliers, and a number of raw materials required to grow crystals are obtained from a single or limited number of suppliers. For example, the Company purchases the majority of its gallium from Rhone-Poulenc. The Company's reliance on a limited group of suppliers involves several risks, including the potential inability to obtain an adequate supply of materials and reduced control over pricing and delivery time. To date, the Company has from time to time experienced delays in obtaining certain materials and may in the future experience delays or increased costs as a result of shortages of materials, such as gallium. Although the Company attempts to maintain adequate levels of inventory of those materials which are supplied by limited sources to offset supply interruptions and attempts to obtain additional suppliers, the Company believes it will continue to be dependent upon a limited number of suppliers for its critical raw materials. There can be no assurance that delays, shortages or price increases caused by suppliers will not occur in the future. The failure to obtain adequate and timely deliveries of materials and components could prevent the Company from meeting scheduled shipment dates, which could damage relationships with current and prospective customers and could materially adversely affect the Company's business, financial condition and results of operations.


     LIMITATIONS OF EXISTING MANUFACTURING CAPACITY. The Company currently produces all of its substrates at its approximately 50,000 square foot facility located in Fremont, California. The Company is in the process of expanding the size of this manufacturing facility by approximately 30,000 square feet to meet its anticipated future production needs through 1999. The expansion is scheduled for completion and operations are expected to commence in such space in the third quarter of 1998. The Company believes that the expansion will cost approximately $2.0 million, which the Company is financing by a bank loan. Any disruptions in manufacturing as a result of the facility expansion could have a material adverse effect on the Company's business, financial condition and results of operations. The Company experienced manufacturing disruptions in the summer of 1996 as a result of the move to its current facility. In connection with the expansion of its current facility, the Company will be required to purchase equipment and hire, train and manage additional production personnel in order to successfully increase its production capacity in accordance with its time schedule. In the event the Company's expansion plans are not implemented on a timely basis for any reason, the Company could become subject to production capacity constraints. Such constraints could have a material adverse effect on the Company's business, financial condition and results of operations.


     The Company has recently entered into a purchase agreement (the "Purchase Agreement") regarding the purchase of an additional 58,000 square foot facility in Fremont, California. This new facility will provide additional manufacturing capacity for the Company and will not replace its current facility. Pursuant to the terms of the Purchase Agreement, the cost of the new facility is $9.0 million, and the purchase is expected to close in June 1998. While the Company anticipates that it will finance the acquisition of this new facility with funds obtained from outside sources, it may elect to use a portion of the net proceeds from the Offering to fund a portion of this acquisition. No assurance can be given that funds from outside sources will be available on terms favorable to the Company or at all. In addition, the improvements to this new facility entail significant risks, including unavailability or late delivery of process equipment, unforeseen engineering problems, work stoppages and unanticipated cost increases, any of which could have a material adverse effect on the completion of the building improvements and production start-up of the new facility. In addition, unexpected charges or concessions required by local, state or federal regulatory agencies with respect to necessary licenses, land use permits and building permits could involve significant additional costs and delay the scheduled opening of the new facility. In the event the Company is unable to successfully complete the purchase and building improvements and commence operations in the new facility prior to the end of 1999, whether as a result of an inability to obtain required financing or any other reason, the Company's business, financial condition and results of operations could be materially adversely affected.


     The operation of the expanded facility and the new facility will also subject the Company to additional risks. For example, the Company will have additional fixed operating expenses associated with the new facility which can only be offset by sufficient increases in product revenues. There can be no assurance that market demand for the Company's products will grow as currently expected. If demand for the Company's products does not grow as the Company anticipates, the Company would not be able to offset the costs of operating the new facility and as a result, the Company's business, financial condition and results of operations may be materially adversely affected. See "Use of Proceeds" and "Business -- Manufacturing."

     DEPENDENCE ON LIMITED PRODUCT OFFERINGS. To date, substantially all of the Company's revenues have resulted from sales of its GaAs substrates and the Company anticipates that a significant majority of its revenues for the next several years will continue to be derived from sales of its GaAs substrates. GaAs substrates are primarily used in electronic applications such as wireless communications, fiber optic communications and other high-speed semiconductor devices, as well as in opto-electronic applications such as lasers and LEDs. If demand for GaAs substrates by semiconductor device manufacturers diminishes or if new substrates for these electronic and opto-electronic applications are developed and successfully introduced by competitors, the Company's business, financial condition and results of operations could be materially adversely affected. The Company is aware that other companies, including International Business Machines Corp. ("IBM"), are actively involved in developing silicon germanium ("SiGe") based devices for use in certain wireless and other applications. SiGe-based devices could potentially provide the same high-performance, power-efficient capabilities as GaAs-based devices at competitive prices. If these SiGe-based devices are successfully developed and are adopted by semiconductor device manufacturers, demand for GaAs substrates could diminish, which could materially adversely affect the Company's business, financial condition and results of operations. The Company's future success depends on its ability to develop and introduce in a timely manner new substrates and to continue to improve its current substrates to address customer requirements and to compete effectively on the basis of price and performance. Recently, the Company has begun commercial shipments of Ge and InP substrates and is currently developing other substrates, including GaP and GaN. The success of product improvements and new product introductions is dependent upon several factors, including the development of markets for such improvements and substrates, achievement of acceptable yields, and price and market acceptance. No assurance can be given that the Company's product development efforts will be successful or that its new products will achieve market acceptance. To the extent that new product introductions do not achieve market acceptance, the Company's business, financial condition and results of operations would be materially adversely affected. See "Business -- Products" and "-- Research and Development."

     RAPID TECHNOLOGICAL CHANGE; RELIANCE UPON CONTINUED PRODUCT
DEVELOPMENT. The markets in which the Company and its customers compete are characterized by rapid technological change and continuous improvements in substrates. Accordingly, the Company's future success will depend upon whether it can apply its proprietary VGF technique to develop new substrates for existing and new markets that adequately address customer requirements and compete effectively on the basis of quality, price and performance. There can be no assurance that the Company's research and development efforts will result in the timely development of new products or in products with sufficient performance characteristics to meet market demands. If a competing process technology emerges that permits production of substrates that are superior to those produced using the Company's VGF technology, and if the Company is unable to develop competitive or alternative products that are economically viable and that can be delivered in sufficient quantity, the Company's business, financial condition and results of operation could be materially adversely affected. Because it is generally not possible to predict with accuracy the time required and costs involved in reaching certain research, development and engineering objectives, actual development costs could exceed budgeted amounts and estimated product development schedules could require extension. The Company has experienced product development delays in the past and may experience similar delays in the future which could materially adversely affect the Company's business, financial condition and results of operations. For example, the Company's introduction of InP substrates was delayed approximately six months as a result of delays in the finalization of the manufacturing process for such substrates. In addition, if new products experience reliability or quality problems, the Company could encounter a number of difficulties, including reduced orders, higher manufacturing costs, product returns and additional service expense, all of which could materially adversely affect the Company's business, financial condition and results of operations. See "Business -- Products," "-- Research and Development" and "-- Competition."

     LENGTHY SALES CYCLES. Sales of the Company's GaAs substrates depend, in significant part, upon the decision of a prospective customer to choose products developed using the Company's proprietary VGF technique instead of substrates developed using the more traditional LEC and HB techniques. As a result, the amount of time from the initial contact with the customer to the customer's placement of an order, which typically ranges from three months to a year or more, depends on such factors as the amount of time required to test and qualify substrates from new vendors. Because the Company's substrates are generally incorporated into a customer's products at the design stage, the customer's decision to use the Company's substrates often precedes volume sales, if any, by a significant period. If a customer decides at the design stage not to incorporate the Company's substrates into its products, the Company may not have another opportunity to sell its substrates for those products for many months or years. The Company has experienced delays in obtaining orders while customers evaluate the Company's GaAs substrates. For these and other reasons, the Company's GaAs substrates typically have a lengthy sales cycle during which the Company may expend substantial funds and sales, marketing and management effort. The Company anticipates that sales of any future products currently under development will have similarly lengthy sales cycles and will therefore be subject to risks substantially similar to those inherent in the lengthy sales cycle for its GaAs substrates. There can be no assurance that the Company's expenditures or efforts during the lengthy sales process with any potential customer will result in sales.

     CUSTOMER CONCENTRATION. A small number of customers have historically accounted for a substantial portion of the Company's revenues, and the Company expects a significant portion of its future sales will remain concentrated within a limited number of customers. The Company's top five customers accounted for approximately 35.5%, 34.9% and 51.7% of the Company's revenues in 1996 and 1997 and in the three months ended March 31, 1998, respectively. The Company's customers are not presently obligated to purchase any specified quantity of products or to provide the Company with binding forecasts of product purchases for any period and may reduce, delay or cancel orders at any time without significant penalty to the customer. The Company's substrates are typically one of many components used in semiconductor devices produced by the Company's customers. Demand for the Company's products is therefore subject to many risks beyond the Company's control, including, among others, demand for the Company's customers' products, competition faced by the Company's customers in their particular industries, the technical, sales and marketing and management capabilities of the Company's customers, and the financial and other resources of the Company's customers. The Company has experienced reductions, cancellations and delays in customer orders in the past and there can be no assurance that any of the Company's customers will not reduce, cancel or delay orders in the future. The reduction, delay or cancellation of significant orders from one or more of the Company's major customers could materially adversely affect the Company's business, financial condition and results of operations. See "Business -- Customers."

     COMPETITION. The markets for GaAs substrates are intensely competitive. The Company's principal competitors in the market for semi-insulating GaAs substrates currently include Freiberger Compound

Materials GmbH ("Freiberger"), Hitachi Cable, Ltd. ("Hitachi Cable"), Litton Airtron ("Litton") and Sumitomo Electric Industries Ltd. ("Sumitomo Electric"). In the semi-conducting GaAs substrate market, the Company's principal competitors currently are Sumitomo Electric and Hitachi Cable. The Company also faces competition from manufacturers that produce GaAs substrates for their own use. In addition, the Company faces competition from companies such as IBM that are actively developing alternative materials to GaAs. As the Company enters new markets, such as the Ge and InP substrate markets, the Company expects to face competitive risks similar to those for its GaAs substrates. Many of the Company's competitors and potential competitors have been in the business longer than the Company and have greater manufacturing experience, more established technologies than the Company's VGF technique, broader name recognition and significantly greater financial, technical and marketing resources than the Company. There can be no assurance that the Company will compete successfully against these competitors in the future or that the Company's competitors or potential competitors will not develop enhancements to the LEC, HB or VGF techniques that will offer price and performance features that are superior to those of the Company. Increased competitive pressure could also lead to intensified price-based competition, resulting in lower prices and margins, which would materially adversely affect the Company's business, financial condition and results of operations.

     The Company's ability to compete in its target markets also depends on such factors as the timing and success of the development and introduction of new products by the Company and its competitors, the availability of adequate sources of raw materials, protection of Company products by effective utilization of intellectual property laws and general economic conditions. In order to remain competitive, the Company believes it must invest significant resources in developing new substrates and in maintaining customer satisfaction worldwide. There can be no assurance that the Company's products will continue to compete favorably or that the Company will be successful in the face of competition from existing competitors or new companies entering the Company's target markets. Failure of the Company to compete successfully would materially adversely affect the Company's business, financial condition and results of operations. See "Business -- Competition."


     DEPENDENCE ON SALES OUTSIDE THE UNITED STATES. International sales represented 38.2% and 25.6% of the Company's total revenues in 1997 and in the three months ended March 31, 1998, respectively. Sales to customers located in Japan and other Asian countries represented 23.5% and 14.6% of the Company's total revenues in 1997 and in the three months ended March 31, 1998, respectively. The Company expects that a significant portion of its revenues will continue to be from sales to customers outside of the United States, including device manufacturers located in Japan and other Asian countries who sell their products worldwide. These sales are subject to a variety of risks including tariffs, import restrictions and other trade barriers, unexpected changes in regulatory requirements, longer accounts receivable payment cycles and export license requirements. In addition, the Company is subject to the risks inherent in conducting business internationally, including political and economic instability and unexpected changes in diplomatic and trade relationships. In particular, the economies of Japan and certain other Asian countries are currently experiencing considerable economic instability and downturns. Because the Company's sales to date, except for sales by the Company's Japanese subsidiary, have been denominated in U.S. dollars, increases in the value of the dollar could increase the price in local currencies of the Company's products in non-U.S. markets and make the Company's products more expensive than competitors' products that are denominated in local currencies. Furthermore, for the years ended December 31, 1995, 1996 and 1997 and the three months ended March 31, 1998, 14.0%, 16.3%, 17.1% and 10.5%, respectively, of the Company's total revenues were derived from sales to customers in Japan. Doing business in Japan subjects the Company to fluctuations in exchange rates between the U.S. dollar and the Japanese yen. For example, for the years ended December 31, 1996 and 1997 and the three months ended March 31, 1998, the Company incurred foreign exchange losses of $114,000, $186,000 and $56,000, respectively. In the year ended December 31, 1995, the Company did not incur any foreign exchange gains or losses. There can be no assurance that one or more of the factors described above will not have a material adverse effect on the Company's business, financial condition and results of operations.



     DEPENDENCE ON KEY EMPLOYEES. The Company's success depends to a significant extent upon the continued service of Morris S. Young, Ph.D., its President and Chief Executive Officer, as well as its other key management and technical personnel, and on its ability to continue to attract, retain and motivate qualified personnel, such as experienced engineers. The competition for such employees is intense. The loss of the services of Dr. Young or other key management or technical personnel or the Company's inability to recruit replacements for such personnel or to otherwise attract, retain and motivate qualified personnel could have a material adverse effect on the Company's business, financial condition and results of operations. The Company does not have long-term employment contracts and does not maintain life insurance policies on any of its key employees. See "Business -- Employees" and "Management."


     DEPENDENCE ON PROPRIETARY TECHNOLOGY. The Company relies on a combination of patents, trade secret, copyright and trademark laws, nondisclosure agreements, and other contractual provisions and technical measures to protect its proprietary rights. There can be no assurance that such measures will be adequate to safeguard the proprietary technology underlying the Company's VGF technique and the Company's products, or that its agreements with employees, consultants and others who participate in the development of its products will not be breached, that the Company will have adequate remedies for any breach or that the Company's proprietary information or trade secrets will not otherwise become known. Moreover, notwithstanding the Company's efforts to protect its intellectual property, there is no assurance that competitors will not be able to develop substrates which are equal or superior to the Company's products without infringing any of the Company's intellectual property rights. In addition, effective protection of intellectual property rights may be unavailable or limited in certain countries. Accordingly, there can be no assurance that the Company's means of protecting its intellectual property will be adequate or that the Company's competitors will not independently develop similar technologies or products.

     The Company relies primarily on the technical and creative ability of its personnel, rather than on patents, to maintain its competitive position. To date, Company has been issued one U.S. patent, which relates to its VGF technique, and has two patent applications, one of which relates to its VGF technique, pending. The Company has one pending application for a Japanese patent but no issued foreign patents. There can be no assurance that the Company's pending U.S. applications or any future U.S. or foreign patent applications will be approved, that any issued patents will protect the Company's intellectual property or will not be challenged by third parties, or that the patents of others will not have an adverse effect on the Company's ability to do business. Moreover, the laws of certain foreign countries may not protect the Company's intellectual property rights to the same extent as the laws of the United States. The Company believes that, due to the rapid pace of technological innovation in the GaAs and other substrate markets, the Company's ability to establish and maintain a position of technology leadership in the industry depends more on the skills of its development personnel than upon the legal protections afforded its existing technologies.

     Although there are currently no pending lawsuits against the Company or unresolved notices that the Company is infringing intellectual property rights of others, the Company may be notified in the future that it is infringing certain patent and/or other intellectual property rights of others. Litigation may be necessary in the future to enforce the Company's patents and other intellectual property rights, to protect the Company's trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity, and there can be no assurance that the Company would prevail in any future litigation. Any such litigation, whether or not determined in the Company's favor or settled by the Company, would be costly and would divert the efforts and attention of the Company's management and technical personnel from normal business operations, which could have a material adverse effect on the Company's business, financial condition and results of operations. Adverse determinations in litigation could result in the loss of the Company's proprietary rights, subject the Company to significant liabilities, require the Company to seek licenses from third parties or prevent the Company from licensing its technology, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Intellectual Property and Other Proprietary Rights."

     RISKS RELATED TO ENVIRONMENTAL REGULATIONS. The Company is subject to federal, state and local laws and regulations concerning the use, storage, handling, generation, treatment, emission, release, discharge and disposal of certain materials used in its research and development and production operations, as well as laws and regulations concerning environmental remediation and employee health and safety. The growing of crystals and the production of substrates involve the use of certain hazardous raw materials, including, but not limited to, arsenic. There can be no assurance that the Company's control systems will be successful in preventing a release of these materials or other adverse environmental conditions. Any such release or other failure to comply with present or future environmental laws and regulations could result in the imposition of significant fines on the Company, the suspension of production or a cessation of operations. In addition, there can be no assurance that existing or future changes in laws or regulations will not require expenditures or liabilities to be incurred by the Company, or in restrictions on the Company's operations.


     MANAGEMENT OF GROWTH. The Company's business is currently experiencing a period of growth that has placed and is expected to continue to place a significant strain on the Company's personnel and resources. The Company's ability to manage future growth, if any, will depend on its ability to continue to implement and improve operational, financial and management information and control systems on a timely basis, together with maintaining effective cost controls. To support any future growth, the Company will need to hire more engineering, manufacturing, sales, marketing, support and administrative personnel and expand customer service capabilities. Competition worldwide for the necessary personnel in the Company's industry is intense. There can be no assurance that the Company will be able to attract and retain the necessary personnel in response to any future growth. Although the Company believes its current management information systems are adequate to address its current needs, the Company is in the process of implementing a new system to accommodate any future growth in operations. The difficulties associated with implementing new management information systems may place a burden on the Company's management and internal resources. In addition, international growth may require the Company to expand its worldwide operations and enhance its communications infrastructure. The inability of the Company's management to manage growth effectively could have a material adverse effect on the Company's business, financial condition and results of operations.


     YEAR 2000 COMPLIANCE. The Company uses a significant number of computer software programs and operating systems in its internal operations, including applications used in financial business systems and various administration functions. To the extent that these software applications contain source code that is unable to appropriately interpret the upcoming calendar year "2000," some level of modification or even possibly replacement of such source code or applications will be necessary. The Company is in the process of identifying the software applications that are not "Year 2000" compliant. The new management information system the Company is currently implementing will be "Year 2000" compliant. Given the information known at this time about the Company's systems, coupled with the Company's ongoing efforts to upgrade or replace business critical systems as necessary, it is currently not anticipated that these "Year 2000" costs will have a material adverse impact on the Company's business, financial condition and results of operations. However, the Company is still analyzing its software applications and, to the extent they are not fully "Year 2000" compliant, there can be no assurance that the costs necessary to update software or potential systems interruptions would not have a material adverse effect on the Company's business, financial condition and results of operations.

     POTENTIAL FUTURE ACQUISITIONS. As part of its business strategy, the Company may make acquisitions of, or significant investments in, complementary companies, products or technologies, although no such acquisitions or investments are currently pending. Any such future acquisitions would be accompanied by the risks commonly encountered in acquisitions of companies. Such risks include, among other things, the difficulty of assimilating the operations and personnel of the acquired companies, the potential disruption of the Company's ongoing business, the inability of management to maximize the financial and strategic position of the Company through the successful incorporation of the acquired technology into the Company's products and services, additional expense associated with amortization of acquired intangible assets, the maintenance of uniform standards, controls, procedures and policies and the impairment of relationships with employees and customers as a result of any integration of new management personnel. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered with such acquisitions. See "Use of Proceeds."

     FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FINANCING. The Company currently anticipates that its available cash resources will be sufficient to meet its presently anticipated cash requirements through the next 12 months. Thereafter, if available cash resources are insufficient to satisfy the Company's working capital and capital expenditure requirements, the Company will be required to raise additional funds. No assurance can be given that additional financing will be available on terms favorable to the Company or its stockholders. If additional funds are raised through the issuance of equity securities, the percentage ownership of then current stockholders of the Company will be reduced and such equity securities may have rights, preferences or privileges senior to those of holders of the Company's Common Stock. If adequate funds are not available to satisfy either short- or long-term capital requirements, the Company may be required to limit its operations significantly. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     CONCENTRATION OF SHARE OWNERSHIP AND VOTING POWER; ANTI-TAKEOVER PROVISIONS. Upon the closing of the Offering (assuming no exercise of the Underwriters' over-allotment option), officers, directors and affiliates of the Company will beneficially own approximately 22.0% of the Company's outstanding Common Stock. As a result, these stockholders as a group will be able to substantially influence the management and affairs of the Company and, if acting together, would be able to influence most matters requiring the approval by the stockholders of the Company, including election of directors, any merger, consolidation or sale of all or substantially all of the Company's assets and any other significant corporate transactions. The concentration of ownership could have the effect of delaying or preventing a change in control of the Company and reducing the likelihood of any acquisition of the Company at a premium price.

     Upon the closing of the Offering, the Company's Board of Directors will have the authority to issue up to 2,000,000 shares of Preferred Stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of shares of Preferred Stock, while potentially providing desirable flexibility in connection with possible acquisitions and for other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. The Company has no present intention to issue shares of Preferred Stock. In addition, certain provisions of the Company's Certificate of Incorporation, which will become effective upon consummation of the Offering, may have the effect of delaying or preventing a change of control of the Company, which could adversely affect the market price of the Company's Common Stock. These provisions provide, among other things, that the Board of Directors is divided into three classes to serve staggered three-year terms, that stockholders may not take action by written consent, that the ability of stockholders to call special meetings of stockholders and to raise matters at meetings of stockholders is restricted and that certain amendments of the Company's Certificate of Incorporation, and all amendments of the Company's Bylaws, require the approval of holders of at least 66 2/3% of the voting power of all outstanding shares. In addition, the Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which will prohibit the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The application of Section 203 also could have the effect of delaying or preventing a change of control of the Company. See "Principal Stockholders" and "Description of Capital Stock."

     BROAD MANAGEMENT DISCRETION OVER USE OF PROCEEDS. A significant portion of the anticipated net proceeds to the Company from the Offering has not been designated for specific uses. Accordingly, management of the Company will have broad discretion with respect to the use of these funds. See "Use of Proceeds."

     SHARES ELIGIBLE FOR FUTURE SALE. Upon the closing of the Offering, the Company will have a total of 15,690,268 shares of Common Stock outstanding (16,065,268 shares if the Underwriters' over-allotment option is exercised in full). Of these shares, the 2,500,000 shares of Common Stock offered hereby (2,875,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradable without restriction or registration under the Securities Act by persons other than "affiliates" of the Company, as defined under the Securities Act. The remaining shares of Common Stock outstanding will be "restricted securities" as that term is defined by Rule 144 as promulgated under the Securities Act.

     Under Rule 144 (and subject to the conditions thereof, including volume limitations), all of the restricted shares will become eligible for sale after the Offering. However, 12,979,536 of such restricted shares are also subject to lock-up restrictions as described below. The Company, its officers and directors and certain beneficial owners of the Company's Common Stock and holders of options to purchase Common Stock have agreed that they will not, without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or any other securities convertible into, or exercisable or exchangeable for, shares of Common Stock or other similar securities of the Company, currently beneficially owned or hereafter acquired by such holders, for a period of 180 days following the date of this Prospectus. After such 180-day period, this restriction will expire and all the restricted shares will become eligible for sale, subject to the limitations under Rule 144. Prudential Securities Incorporated may, in its sole discretion, at any time and without prior notice, release all or any portion of the shares subject to such lock-up agreements.

     Prior to the Offering, there has been no public market for the Common Stock and no predictions can be made of the effect, if any, that the sale or availability for sale of additional shares of Common Stock will have on the market price of the Common Stock. Nevertheless, sales of substantial amounts of such shares in the public market, or the perception that such sales could occur, could materially adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities. See "Management -- Benefit Plans" and "Shares Eligible for Future Sale."

     NO PRIOR PUBLIC MARKET; VOLATILITY OF STOCK PRICE. Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or, if developed, will continue following the Offering, or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price for the Common Stock will be determined by negotiations among the Company and the representatives of the Underwriters based on several factors, and may not be indicative of the market price for the Common Stock after the Offering. The Company believes that various factors unrelated to the Company's performance, such as general economic conditions, changes or volatility in the financial markets and changing market conditions, as well as various factors related to the Company's performance, such as quarterly or annual variations in the Company's financial results, announcements of technological innovations, large customer orders, order cancellations or new product introductions by the Company or its competitors could cause the market price of the Common Stock to fluctuate substantially. In addition, in recent years the stock market in general and the market for shares of small capitalization companies, particularly semiconductor related companies, have experienced extreme price fluctuations which have been unrelated to the operating performance of the affected companies. See "Underwriting."

     DILUTION. Purchasers of the Common Stock offered hereby will experience an immediate and substantial dilution of $6.44 in the net tangible book value per share of their Common Stock assuming an initial public offering price of $9.00 per share, while the net tangible book value of the shares of Common Stock owned by the existing stockholders will increase by $1.04 per share. See "Dilution."

     NO INTENT TO PAY DIVIDENDS. The Company has never declared or paid dividends on its Common Stock since its formation. The Company currently does not intend to declare or pay dividends in the foreseeable future. The Company intends to retain any earnings for future growth. The payment of dividends, if any, will be at the discretion of the Board of Directors and will require the prior approval of certain financial institutions with whom the Company has entered into loan agreements. See "Dividend Policy."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of 2,500,000 shares of Common Stock offered hereby are estimated to be approximately $20,025,000 (approximately $23,164,000 if the Underwriters' over-allotment option is exercised in full) assuming an initial public offering price of $9.00 per share and after deducting underwriting discounts and commissions and estimated Offering expenses. The Company intends to use approximately $6.0 million of the net proceeds for capital expenditures, approximately $4.0 million for product development, and approximately $1.0 million for sales and marketing, with the remainder of the net proceeds to be used for general working capital purposes. Pending such uses, the Company intends to invest the net proceeds from the Offering in short-term, investment-grade, interest-bearing securities or guaranteed obligations of the United States government. The Company currently expects to finance the $9.0 million purchase of a new facility in Fremont, California, with funds obtained from outside sources. However, the Company may elect to use a portion of the $6.0 million of the net proceeds allocated for capital expenditures as described above to fund part of this acquisition. The Company may also use a portion of the net proceeds to acquire businesses, technologies or products complementary to the Company's business. Although the Company has from time to time engaged in discussions with respect to possible acquisitions, it has no present understandings, commitments or agreements, nor is it currently engaged in any discussions or negotiations with respect to any such transaction.

                                DIVIDEND POLICY

     The Company has never declared or paid dividends on its Common Stock since its formation. The Company currently does not intend to declare or pay dividends in the foreseeable future. The Company intends to retain any earnings for future growth. In addition, the Company's loan agreements contain covenants that expressly prohibit the payment of any cash dividends without prior bank approval.

                                 CAPITALIZATION

     The following table sets forth as of March 31, 1998: (i) the actual capitalization of the Company, (ii) the pro forma capitalization of the Company reflecting the conversion of all outstanding Preferred Stock into 10,128,737 shares of Common Stock, and (iii) the pro forma capitalization of the Company as adjusted to give effect to the sale of 2,500,000 shares of Common Stock offered hereby at an assumed initial public offering price of $9.00 per share, after deducting underwriting discounts and commissions and estimated Offering expenses and the application of the estimated net proceeds therefrom. The information set forth below should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus.


                                                                       MARCH 31, 1998
                                                             -----------------------------------
                                                             ACTUAL     PRO FORMA    AS ADJUSTED
                                                             -------    ---------    -----------
                                                                       (IN THOUSANDS)
Long-term debt, net of current portion(1)..................  $ 7,981     $ 7,981       $ 7,981
Stockholders' equity:
  Convertible Preferred Stock, no par value, 25,000,000
     shares authorized, 10,128,737 shares issued and
     outstanding, actual; $0.001 par value, 2,000,000
     authorized, no shares issued and outstanding pro forma
     and as adjusted.......................................    8,553          --            --
  Common Stock, no par value, 100,000,000 shares
     authorized, 3,061,531 shares issued and outstanding,
     actual; $0.001 par value, 40,000,000 shares
     authorized, 13,190,268 and 15,690,268 shares issued
     and outstanding, pro forma and as adjusted,
     respectively(2).......................................    1,119          13            16
  Additional paid in capital...............................       --       9,659        29,681
  Deferred compensation....................................     (427)       (427)         (427)
  Retained earnings........................................   10,969      10,969        10,969
  Cumulative translation adjustments.......................     (126)       (126)         (126)
                                                             -------     -------       -------
  Total stockholders' equity...............................   20,088      20,088        40,113
                                                             -------     -------       -------
     Total capitalization..................................  $28,069     $28,069       $48,094
                                                             =======     =======       =======


---------------

(1) See Note 3 of Notes to Consolidated Financial Statements.

(2) Excludes 1,466,950 shares of Common Stock issuable upon exercise of outstanding options at March 31, 1998 with a weighted average exercise price of $5.02 per share. See "Management -- Benefit Plans" and Note 8 of Notes to Consolidated Financial Statements.

                                    DILUTION

     Purchasers of the Common Stock offered hereby will experience an immediate and substantial dilution of $6.44 per share (assuming an initial public offering price of $9.00 per share) in the pro forma net tangible book value of the Common Stock from the assumed initial public offering price. The pro forma net tangible book value of the Company as of March 31, 1998 was $20.1 million or $1.52 per share. Pro forma net tangible book value per share is determined by dividing the net tangible book value of the Company (tangible assets less liabilities) by the number of shares of the Company's Common Stock outstanding (assuming the conversion of all then outstanding Preferred Stock into Common Stock) as of March 31, 1998. After giving effect to the receipt of the net proceeds from the sale of 2,500,000 shares of Common Stock offered hereby at an assumed initial public offering price of $9.00 per share and deducting the underwriting discounts and commissions and estimated Offering expenses, the pro forma net tangible book value of the Common Stock as of March 31, 1998 would have been $40.1 million, or $2.56 per share. This represents an immediate dilution in pro forma net tangible book value of $6.44 per share to new investors purchasing shares in the Offering. The following table illustrates the per share dilution as of March 31, 1998:


Assumed initial public offering price.......................           $9.00
     Pro forma net tangible book value at March 31, 1998....  $1.52
     Increase attributable to new investors.................   1.04
                                                              -----
Pro forma net tangible book value after the Offering........            2.56
                                                                       -----
Dilution to new investors...................................           $6.44
                                                                       =====


     The following table sets forth, on an as adjusted basis as of March 31, 1998, after giving effect to the conversion of all outstanding Preferred Stock into Common Stock, the differences between the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by existing stockholders and purchasers of Common Stock in the Offering at an assumed initial public offering price of $9.00 per share.

                                             SHARES PURCHASED      TOTAL CONSIDERATION
                                           --------------------   ---------------------   AVERAGE PRICE
                                             NUMBER     PERCENT     AMOUNT      PERCENT     PER SHARE
                                           ----------   -------   -----------   -------   -------------
Existing stockholders(1).................  13,190,268     84.1%   $ 9,672,000     30.1%       $0.73
New investors............................   2,500,000     15.9     22,500,000     69.9         9.00
                                           ----------   ------    -----------   ------
  Total..................................  15,690,268    100.0%   $32,172,000    100.0%
                                           ==========   ======    ===========   ======

---------------

(1) If the Underwriters' over-allotment option is exercised in full, the number of shares held by new investors will increase to 2,875,000 shares, or approximately 17.9% of the total number of shares to be outstanding after the Offering.

     The foregoing table assumes no exercise of stock options outstanding at March 31, 1998 or of the Underwriters' over-allotment option. At March 31, 1998, there were 1,466,950 shares of Common Stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $5.02 per share. To the extent that outstanding options were exercised upon the consummation of the Offering, the dilution to new investors would be $6.23. See "Management -- Benefit Plans" and Note 8 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. The consolidated balance sheet data as of December 31, 1996 and 1997 and the consolidated statement of operations data for the years ended December 31, 1995, 1996 and 1997 are derived from the audited consolidated financial statements included herein. The consolidated balance sheet data as of December 31, 1994 and 1995 and the consolidated statement of operations data for the year ended December 31, 1994 are derived from audited consolidated financial statements of the Company not included herein. The consolidated balance sheet data as of December 31, 1993 and the consolidated statement of operations data for the year ended December 31, 1993 are derived from unaudited financial statements not included herein. The selected consolidated financial data as of March 31, 1998 and for the three months ended March 31, 1997 and 1998, are derived from, and are qualified by reference to, the unaudited consolidated financial statements included elsewhere herein. In the opinion of management, such unaudited financial statements have been prepared on the same basis as the audited financial statements referred to above and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the Company's results of operations for the indicated periods. Operating results for the three months ended March 31, 1998 are not necessarily indicative of the results that may be expected for the year ending December 31, 1998 or any other future period.

                                                                                                            THREE MONTHS ENDED
                                                                 YEARS ENDED DECEMBER 31,                        MARCH 31,
                                                      -----------------------------------------------      ---------------------
                                                       1993      1994      1995      1996      1997         1997         1998
                                                      -------   -------   -------   -------   -------      -------     ---------
                                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Product revenues..................................  $ 4,129   $ 5,666   $11,520   $14,222   $23,014      $ 4,494      $ 9,238
  Contract revenues.................................      274     1,791     2,958     2,005     2,321          600          492
                                                      -------   -------   -------   -------   -------      -------      -------
        Total revenues..............................    4,403     7,457    14,478    16,227    25,335        5,094        9,730
Cost of revenues:
  Cost of product revenues..........................    2,672     3,091     6,030     9,270    13,674        2,805        5,460
  Cost of contract revenues.........................      246     1,422     2,234       795     1,553          498          265
                                                      -------   -------   -------   -------   -------      -------      -------
        Total cost of revenues......................    2,918     4,513     8,264    10,065    15,227        3,303        5,725
                                                      -------   -------   -------   -------   -------      -------      -------
Gross profit........................................    1,485     2,944     6,214     6,162    10,108        1,791        4,005
Operating expenses:
  Selling, general and administrative...............      826       921     1,716     2,033     2,959          642          966
  Research and development..........................      243       149       448       592     1,289          222          640
                                                      -------   -------   -------   -------   -------      -------      -------
        Total operating expenses....................    1,069     1,070     2,164     2,625     4,248          864        1,606
                                                      -------   -------   -------   -------   -------      -------      -------
Income from operations..............................      416     1,874     4,050     3,537     5,860          927        2,399
Interest expense....................................       --        (3)      (12)     (170)     (570)        (115)        (181)
Other income (expense)..............................      (60)       65       282       (72)      (34)         (91)          21
                                                      -------   -------   -------   -------   -------      -------      -------
Income before provision for income taxes............      356     1,936     4,320     3,295     5,256          721        2,239
Provision for income taxes..........................      231       775     1,581     1,249     1,998          274          854
                                                      -------   -------   -------   -------   -------      -------      -------
Net income..........................................  $   125   $ 1,161   $ 2,739   $ 2,046   $ 3,258      $   447      $ 1,385
                                                      =======   =======   =======   =======   =======      =======      =======
Basic net income per share(1).......................  $  0.05   $  0.44   $  0.97   $  0.71   $  1.11      $  0.15      $  0.45
                                                      =======   =======   =======   =======   =======      =======      =======
Diluted net income per share........................  $  0.01   $  0.10   $  0.23   $  0.17   $  0.25      $  0.04      $  0.10
                                                      =======   =======   =======   =======   =======      =======      =======
Shares used in basic net income per share
  calculations......................................    2,555     2,634     2,821     2,882     2,938        2,896        3,052
Shares used in diluted net income per share
  calculations......................................   11,549    11,676    11,813    11,811    12,839       12,225       13,516

                                                                       DECEMBER 31,                                    MARCH 31,
                                                      -----------------------------------------------                  ---------
                                                       1993      1994      1995      1996      1997                      1998
                                                      -------   -------   -------   -------   -------                  ---------
                                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...  $ 1,052   $ 1,446   $   835   $   756   $ 3,054                   $ 2,981
Working capital.....................................    1,821     2,859     3,760     5,542    14,209                    14,898
Total assets........................................    3,497     5,757    11,316    17,384    30,613                    34,209
Long-term debt, net of current portion..............       --        --     2,350     5,582     7,728                     7,981
Stockholders' equity................................    3,014     4,213     7,005     8,999    18,591                    20,088

(1) Because of the anticipated conversion of the Preferred Stock into Common Stock if the Offering is consummated, basic net income per share is not indicative of the Company's future capital structure.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
OVERVIEW

     American Xtal Technology, Inc. uses a proprietary VGF technique to produce high-performance compound semiconductor substrates for use in a variety of electronic and opto-electronic applications. The Company was founded in 1986 and commenced product sales in 1990. The Company currently sells GaAs, InP and Ge substrates to manufacturers of semiconductor devices for use in applications such as wireless and fiber optic telecommunications, lasers, LEDs, satellite solar cells and consumer electronics.

     The Company has been profitable on an annual basis since 1990 and its total revenues were $14.5 million, $16.2 million, $25.3 million, $5.1 million and $9.7 million for the years ended December 31, 1995, 1996 and 1997 and for the three months ended March 31, 1997 and 1998, respectively. Total revenues consist of product revenues and contract revenues. The Company's product revenues were $11.5 million, $14.2 million, $23.0 million, $4.5 million and $9.2 million for the years ended December 31, 1995, 1996 and 1997 and for the three months ended March 31, 1997 and 1998, respectively. Product revenues are generally recognized upon shipment of products to customers. Historically, virtually all of the Company's product revenues have been derived from sales of GaAs substrates, which, in the year ended December 31, 1997 and in the three months ended March 31, 1998, accounted for 94.9% and 78.3%, respectively, of the Company's product revenues. The Company began selling InP and Ge substrates to its customers in late 1997.

     The Company's contract revenues were $3.0 million, $2.0 million, $2.3 million, $600,000 and $492,000 for the years ended December 31, 1995, 1996 and 1997 and for the three months ended March 31, 1997 and 1998, respectively. Contract revenues are recognized under the percentage of completion method and related research costs are included in cost of contract revenues. Contract revenues consist of research and development contracts with U.S. government agencies and customer-funded research projects. The largest of the government contracts was a four-year U.S. Department of Defense Title III Program for development of GaAs substrates (the "Title III GaAs contract"), which was awarded to the Company in March 1994 and under which the Company was paid an aggregate of $6.1 million. The Title III GaAs contract will be completed in May 1998. The Company retains rights to the VGF and wafer fabrication technology developed under these government and customer-funded research contracts and is therefore able to leverage these programs to continue to broaden its product and technology offerings.

     In 1995, the Company established a wholly-owned subsidiary in Japan to distribute the Company's products. This subsidiary serves primarily as a direct sales and support office for the Company's customers in Japan. The Company also utilizes independent sales representatives in France, Japan, South Korea, Taiwan and the United Kingdom. Domestic sales are generated by the Company's direct sales force. International sales accounted for 38.2%, 38.2% and 25.6% of total revenues for the years ended December 31, 1996 and 1997 and for the three months ended March 31, 1998, respectively. Except for sales in Japan, which are denominated in yen, the Company denominates and collects its international sales in U.S. dollars. Doing business in Japan subjects the Company to fluctuations in exchange rates between the U.S. dollar and the Japanese yen. The Company incurred foreign exchange losses of $114,000, $186,000 and $56,000 for the years ended December 31, 1996 and 1997 and for the three months ended March 31, 1998, respectively.

     Since July 1996, the Company has conducted all of its operations in a 50,000 square foot office and production facility located in Fremont, California. Prior to transitioning its manufacturing operations to this facility, the Company leased a manufacturing facility in Dublin, California. The Company is in the process of expanding the size of its current manufacturing facility by approximately 30,000 square feet to meet its anticipated future production needs through 1999. The expansion is scheduled for completion and operations are expected to commence in such space in the third quarter of 1998. In addition, in April 1998, the Company executed the Purchase Agreement for the purchase of an additional 58,000 square foot facility in Fremont, California. The Company believes that this planned new facility will not begin production of substrates prior to the end of 1999.

     In connection with the granting of stock options, the Company recorded aggregate deferred compensation of $550,000, representing the difference between the deemed fair value of the Common Stock for accounting purposes and the option exercise price at the date of grant for the year ended December 31, 1997 and the three months ended March 31, 1998. Such deferred compensation will be amortized over the vesting period of the applicable options of which $102,000 and $21,000 was amortized during the year ended December 31, 1997 and the three months ended March 31, 1998, respectively.

RESULTS OF OPERATIONS

     The following table sets forth certain operating data as a percentage of total revenues for the periods indicated.

                                                                              THREE MONTHS ENDED
                                              YEARS ENDED DECEMBER 31,            MARCH 31,
                                             ---------------------------      ------------------
                                             1995       1996       1997        1997        1998
                                             -----      -----      -----      ------      ------
Revenues:
  Product revenues.........................   79.6%      87.6%      90.8%      88.2%       94.9%
  Contract revenues........................   20.4       12.4        9.2       11.8         5.1
                                             -----      -----      -----      -----       -----
          Total revenues...................  100.0      100.0      100.0      100.0       100.0

Cost of revenues:
  Cost of product revenues.................   41.6       57.1       54.0       55.0        56.1
  Cost of contract revenues................   15.4        4.9        6.1        9.8         2.7
                                             -----      -----      -----      -----       -----
          Total cost of revenues...........   57.0       62.0       60.1       64.8        58.8
                                             -----      -----      -----      -----       -----
Gross margin...............................   43.0       38.0       39.9       35.2        41.2

Operating expenses:
  Selling, general and administrative......   11.9       12.5       11.7       12.6         9.9
  Research and development.................    3.1        3.6        5.1        4.4         6.6
                                             -----      -----      -----      -----       -----
          Total operating expenses.........   15.0       16.1       16.8       17.0        16.5
                                             -----      -----      -----      -----       -----
Income from operations.....................   28.0       21.9       23.1       18.2        24.7
Interest expense...........................   (0.1)      (1.0)      (2.2)      (2.3)       (1.9)
Other income (expense).....................    1.9       (0.5)      (0.1)      (1.7)        0.2
                                             -----      -----      -----      -----       -----
Income before provision for income taxes...   29.8       20.4       20.8       14.2        23.0
Provision for income taxes.................   10.9        7.7        7.9        5.4         8.8
                                             -----      -----      -----      -----       -----
Net income.................................   18.9%      12.7%      12.9%       8.8%       14.2%
                                             =====      =====      =====      =====       =====

     The following table sets forth product and contract gross profits and gross margins for the periods indicated.

                                                                              THREE MONTHS ENDED
                                                 YEARS ENDED DECEMBER 31,         MARCH 31,
                                                --------------------------    ------------------
                                                 1995      1996      1997      1997       1998
                                                ------    ------    ------    -------    -------
                                                             (DOLLARS IN THOUSANDS)
Product gross profit..........................  $5,490    $4,952    $9,340    $1,689     $3,778
Product gross margin..........................    47.7%     34.8%     40.6%     37.6%      40.9%
Contract gross profit.........................  $  724    $1,210    $  768    $  102     $  227
Contract gross margin.........................    24.5%     60.3%     33.1%     17.0%      46.1%


  THREE MONTHS ENDED MARCH 31, 1997 COMPARED TO THREE MONTHS ENDED MARCH 31,
1998


     Revenues. Total revenues increased 91.0% from $5.1 million for the three months ended March 31, 1997 to $9.7 million for the three months ended March 31, 1998. Product revenues increased 105.6% from $4.5 million for the three months ended March 31, 1997 to $9.2 million for the three months ended March 31, 1998. The increase in product revenues reflected an increase in the volume of sales of GaAs substrates to existing domestic and international customers, the addition of new customers and sales of Ge substrates, which were introduced in the three months ended December 31, 1997. Ge substrates totaled 20.7% of product revenues for the three months ended March 31, 1998.

     International revenues decreased from 34.2% of total revenues for the three months ended March 31, 1997 to 25.6% of total revenues for the three months ended March 31, 1998, primarily reflecting the introduction of Ge substrates in late 1997, which are currently sold only to domestic customers. The Company believes that Ge substrates will be sold only to U.S. customers for the foreseeable future which is expected to result in international revenues continuing to decline as a percentage of total revenues.

     Contract revenues decreased 18.0% from $600,000 for the three months ended March 31, 1997 to $492,000 for the three months ended March 31, 1998. Contract revenues in 1997 were higher than in 1998 primarily because the Company recognized significant revenue from a $1.2 million customer-funded Ge research contract that was completed in June 1997. Contract revenues declined from 11.8% of total revenues for the three months ended March 31, 1997 to 5.1% for the three months ended March 31, 1998 as a result of product revenue growth combined with a decline in contract revenues. In future periods, the Company expects contract revenues to continue to decline as a percentage of total revenues.


     Gross Margin. Gross margin increased from 35.2% of total revenues for the three months ended March 31, 1997 to 41.2% of total revenues for the three months ended March 31, 1998. Product gross margin increased from 37.6% for the three months ended March 31, 1997 to 40.9% for the three months ended March 31, 1998, reflecting higher yields achieved in GaAs production. The 30,000 square foot expansion and the 58,000 square foot facility that the Company expects to purchase will provide additional manufacturing capacity and will not replace the Company's current facility. As a result, the Company does not anticipate that it will experience the duplicate expenses that resulted from operating two facilities in 1996 which impacted gross margins.


     Contract gross margin increased from 17.0% for the three months ended March 31, 1997 to 46.1% for the three months ended March 31, 1998. This increase was due to a shift in contract revenue mix from a lower margin customer-funded contract for Ge research completed in June 1997 to higher margin government contracts.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 50.5% from $642,000 for the three months ended March 31, 1997 to $966,000 for the three months ended March 31, 1998. The increase resulted primarily from increased personnel and administrative expenses required to support additional sales volume.

     Research and Development Expenses. Research and development expenses increased 188.3% from $222,000 for the three months ended March 31, 1997 to $640,000 for the three months ended March 31, 1998. This increase resulted primarily from the hiring of additional engineers and the purchase of materials to develop new products and to enhance existing products. In addition to Company funded research and development, the Company has incurred research and development expenses relating to government and customer-funded research contracts, which are included in the cost of contract revenues. For the three months ended March 31, 1998, total research and development costs, including both contract funded and internally funded research and development expenses, totaled $905,000, or 9.3% of total revenues.

     Interest Expense. Interest expense increased from $115,000 for the three months ended March 31, 1997 to $181,000 for the three months ended March 31, 1998. This increase was primarily the result of additional borrowings incurred to finance the expansion of the Company's production facility in 1997 and 1998 and related equipment purchases.

     Other Income (Expense). Other income (expense) increased from $91,000 of expense for the three months ended March 31, 1997 to $21,000 of income for the three months ended March 31, 1998. This increase was primarily due to a decline in foreign currency transaction losses incurred as a result of changes in the value of the U.S. dollar compared to the Japanese yen and interest earned on investments.

     Provision for Income Taxes. Income tax expense remained at 38.0% of income before provision for income taxes for the three months ended March 31, 1997 and March 31, 1998.

  YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1997

     Revenues. Total revenues increased 56.1% from $16.2 million for the year ended December 31, 1996 to $25.3 million for the year ended December 31, 1997. Product revenues increased 61.8% from $14.2 million for the year ended December 31, 1996 to $23.0 million for the year ended December 31, 1997. The increase in product revenues reflected an increase in the volume of sales of GaAs substrates to existing domestic and international customers, sales to new customers and the introduction of Ge substrates in the fourth quarter of 1997. International revenues were 38.2% of total revenues for each of the years ended December 31, 1996 and 1997.

     Contract revenues increased 15.8% from $2.0 million for the year ended December 31, 1996 to $2.3 million for the year ended December 31, 1997. The increase was primarily due to revenues recognized from a $1.2 million customer-funded Ge research contract that was completed in 1997. This increase was partially offset by a reduction in government contract revenues. Contract revenues declined from 12.4% of total revenues for the year ended December 31, 1996 to 9.2% for the year ended December 31, 1997 as a result of product revenue growth exceeding contract revenue growth.

     Gross Margin. Gross margin increased from 38.0% of total revenues for the year ended December 31, 1996 to 39.9% of total revenues for the year ended December 31, 1997. Product gross margin increased from 34.8% for the year ended December 31, 1996 to 40.6% for the year ended December 31, 1997. The lower product gross margin in 1996 resulted primarily from duplicate expenses of approximately $500,000 due to simultaneous operations of two facilities and manufacturing inefficiencies relating to the transition to the new production facility.

     Contract gross margin declined from 60.3% for the year ended December 31, 1996 to 33.1% for the year ended December 31, 1997. This decrease was due to a shift in contract revenue mix from higher margin government research contracts in 1996 to a lower margin customer-funded contract for Ge research. In addition, in 1996 gross margin was favorably impacted by large incentive awards which were paid to the Company upon completion of certain milestones of the Title III GaAs contract.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 45.5% from $2.0 million for the year ended December 31, 1996 to $3.0 million for the year ended December 31, 1997. The increase resulted primarily from increased domestic and international sales personnel and administrative expenses required to support increased sales volume.

     Research and Development Expenses. Research and development expenses increased 117.7% from $592,000 for the year ended December 31, 1996 to $1.3 million for the year ended December 31, 1997. This increase resulted primarily from the hiring of additional engineers to develop new products and to enhance existing products. For the year ended December 31, 1997, total research and development costs, including both contract funded and internally funded research and development expenses, totaled $2.8 million, or 11.2% of total revenues.

     Interest Expense. Interest expense increased from $170,000 for the year ended December 31, 1996 to $570,000 for the year ended December 31, 1997. This increase resulted primarily from additional borrowings incurred in 1996 to finance the Company's new manufacturing facility, the expansion of production facilities in 1997 and related equipment purchases.

     Other Income (Expense). Other expense decreased from $72,000 for the year ended December 31, 1996 to $34,000 for the year ended December 31, 1997. This decrease was due to higher interest income generated on investments from the proceeds of a $5.9 million private equity financing completed in March 1997, partially offset by foreign currency transaction losses incurred due to the increase in the value of the U.S. dollar compared to the Japanese yen.

     Provision for Income Taxes. Income tax expense was virtually unchanged from 37.9% of income before provision for income taxes for the year ended December 31, 1996 to 38.0% of income before provision for income taxes for the year ended December 31, 1997.

  YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     Revenues. Total revenues increased 12.1% from $14.5 million for the year ended December 31, 1995 to $16.2 million for the year ended December 31, 1996. Product revenues increased 23.5% from $11.5 million for the year ended December 31, 1995 to $14.2 million for the year ended December 31, 1996. This increase in product revenues was primarily attributable to increased acceptance by both domestic and international customers of the Company's VGF technology. Product revenues in the third quarter of 1996 were adversely impacted by the Company's move from its former production facility that was operating at full capacity to a new manufacturing facility, which required significant start-up time.

     International revenues increased from 36.0% of total revenues for the year ended December 31, 1995 to 38.2% of total revenues for the year ended December 31, 1996. This increase was primarily attributable to the growth in the European and Japanese markets.

     Contract revenues decreased 32.2% from $3.0 million for the year ended December 31, 1995 to $2.0 million for the year ended December 31, 1996 primarily as a result of the Company's completion, in March 1996, of the first phase of the Title III GaAs contract, under which it recognized $567,000 of contract revenues under the Title III contract. Following March 1996, the Company began recognizing lower contract revenues under this contract than it had recognized in 1995 and the first three months of 1996. As a result, contract revenues declined from 20.4% of total revenues for the year ended December 31, 1995 to 12.4% for the year ended December 31, 1996.


     Gross Margin. Gross margin decreased from 43.0% of total revenues for the year ended December 31, 1995 to 38.0% of total revenues for the year ended December 31, 1996. In the year ended December 31, 1995, the Company sold $790,000 of products manufactured under the Title III GaAs contract which had no associated product costs. Without these product revenues, the total gross margin and product gross margin would have been 39.6% and 43.8%, respectively, for the year ended December 31, 1995. Product gross margin decreased from 47.7% for the year ended December 31, 1995 to 34.8% for the year ended December 31, 1996. This decrease was primarily due to duplicate expenses of approximately $500,000 due to simultaneous operations of two facilities and manufacturing inefficiencies relating to the transition to the new production facility.


     Contract gross margin increased from 24.5% for the year ended December 31, 1995 to 60.3% for the year ended December 31, 1996 because of the Company's shift from the first to the second phase of the Title III GaAs contract. The second phase of the Title III GaAs contract had higher margins because, during that phase, the Company received significant incentive awards upon the achievement of certain milestones.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 18.5% from $1.7 million for the year ended December 31, 1995 to $2.0 million for the year ended December 31, 1996. The increase was primarily attributable to the establishment of the Japanese subsidiary and the hiring of additional sales and administrative staff to support the overall increased sales volume.

     Research and Development Expenses. Research and development expenses increased 32.1% from $448,000 for the year ended December 31, 1995 to $592,000 for the year ended December 31, 1996. This increase resulted primarily from increased staff levels for further development of GaAs substrates and the initial research on InP substrates. For the year ended December 31, 1996, research and development costs, including both contract funded and internally funded research and development costs, totaled $1.4 million, or 8.5% of total revenues.

     Interest Expense. Interest expense increased from $12,000 for the year ended December 31, 1995 to $170,000 for the year ended December 31, 1996. This increase was primarily the result of additional borrowings incurred to finance the Company's new manufacturing facility and related equipment. Prior to 1995, the Company had not incurred any long-term debt.

     Other Income (Expense). Other income (expense) decreased from income of $282,000 for the year ended December 31, 1995 to $72,000 of expense for the year ended December 31, 1996. The decrease resulted primarily from the realization in 1995 of gains on sales of equipment and investments of $232,000, and foreign currency transaction losses recognized in 1996 which resulted from the increase in value of the U.S. dollar compared to the Japanese yen.

     Provision for Income Taxes. Income tax expense increased from 36.6% of income before provision for taxes for the year ended December 31, 1995 to 37.9% of income before provision for income taxes for the year ended December 31, 1996.

SELECTED QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth unaudited quarterly results in dollars for the nine quarters ended March 31, 1998. The Company believes that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly such quarterly information. The operating results for any quarter are not necessarily indicative of results for any subsequent period.

                                                                         QUARTERS ENDED
                               --------------------------------------------------------------------------------------------------
                               MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,
                                 1996       1996       1996        1996       1997       1997       1997        1997       1998
                               --------   --------   ---------   --------   --------   --------   ---------   --------   --------
                                                                         (IN THOUSANDS)
Revenues:
  Product revenues...........   $3,274     $3,543     $3,376      $4,029     $4,494     $5,360     $6,060      $7,100     $9,238
  Contract revenues..........      739        508        332         426        600        842        447         432        492
                                ------     ------     ------      ------     ------     ------     ------      ------     ------
         Total revenues......    4,013      4,051      3,708       4,455      5,094      6,202      6,507       7,532      9,730
Cost of revenues:
  Cost of product revenues...    2,153      2,400      2,201       2,516      2,805      3,167      3,604       4,098      5,460
  Cost of contract
    revenues.................      321        179        126         169        498        654        210         191        265
                                ------     ------     ------      ------     ------     ------     ------      ------     ------
         Total cost of
           revenues..........    2,474      2,579      2,327       2,685      3,303      3,821      3,814       4,289      5,725
                                ------     ------     ------      ------     ------     ------     ------      ------     ------
Gross profit.................    1,539      1,472      1,381       1,770      1,791      2,381      2,693       3,243      4,005
Operating expenses:
  Selling, general and
    administrative...........      500        457        507         569        642        674        703         940        966
  Research and development...       98        148        172         174        222        296        306         465        640
                                ------     ------     ------      ------     ------     ------     ------      ------     ------
         Total operating
           expenses..........      598        605        679         743        864        970      1,009       1,405      1,606
                                ------     ------     ------      ------     ------     ------     ------      ------     ------
Income from operations.......      941        867        702       1,027        927      1,411      1,684       1,838      2,399
Interest expense.............      (19)        17        (74)        (94)      (115)      (151)      (158)       (146)      (181)
Other income (expense).......       14        (33)       (49)         (4)       (91)        77         (8)        (12)        21
                                ------     ------     ------      ------     ------     ------     ------      ------     ------
Income before provision for
  income taxes...............      936        851        579         929        721      1,337      1,518       1,680      2,239
Provision for income taxes...      355        323        219         352        274        508        577         639        854
                                ------     ------     ------      ------     ------     ------     ------      ------     ------
Net income...................   $  581     $  528     $  360      $  577     $  447     $  829     $  941      $1,041     $1,385
                                ======     ======     ======      ======     ======     ======     ======      ======     ======

     The following table sets forth selected consolidated financial information as a percentage of total revenues for each of the Company's last nine quarters.

                                                                         QUARTERS ENDED
                               --------------------------------------------------------------------------------------------------
                               MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,
                                 1996       1996       1996        1996       1997       1997       1997        1997       1998
                               --------   --------   ---------   --------   --------   --------   ---------   --------   --------
Revenues:
  Product revenues...........    81.6%      87.5%       91.0%      90.4%      88.2%      86.4%       93.1%      94.3%       94.9%
  Contract revenues..........    18.4       12.5         9.0        9.6       11.8       13.6         6.9        5.7         5.1
                                -----      -----       -----      -----      -----      -----       -----      -----      ------
         Total revenues......   100.0      100.0       100.0      100.0      100.0      100.0       100.0      100.0       100.0
Cost of revenues:
  Cost of product revenues...    53.7       59.2        59.4       56.5       55.0       51.1        55.4       54.4        56.1
  Cost of contract
    revenues.................     8.0        4.4         3.4        3.8        9.8       10.5         3.2        2.5         2.7
                                -----      -----       -----      -----      -----      -----       -----      -----      ------
         Total cost of
           revenues..........    61.7       63.6        62.8       60.3       64.8       61.6        58.6       56.9        58.8
                                -----      -----       -----      -----      -----      -----       -----      -----      ------
Gross margin.................    38.3       36.4        37.2       39.7       35.2       38.4        41.4       43.1        41.2
Operating expenses:
  Selling, general and
    administrative...........    12.5       11.3        13.7       12.8       12.6       10.8        10.8       12.5         9.9
  Research and development...     2.4        3.7         4.6        3.9        4.4        4.8         4.7        6.2         6.6
                                -----      -----       -----      -----      -----      -----       -----      -----      ------
         Total operating
           expenses..........    14.9       15.0        18.3       16.7       17.0       15.6        15.5       18.7        16.5
                                -----      -----       -----      -----      -----      -----       -----      -----      ------
Income from operations.......    23.4       21.4        18.9       23.0       18.2       22.8        25.9       24.4        24.7
Interest expense.............    (0.5)       0.4        (2.0)      (2.1)      (2.3)      (2.4)       (2.4)      (1.9)       (1.9)
Other income (expense).......     0.3       (0.8)       (1.3)      (0.1)      (1.7)       1.2        (0.2)      (0.2)        0.2
                                -----      -----       -----      -----      -----      -----       -----      -----      ------
Income before provision for
  income taxes...............    23.2       21.0        15.6       20.8       14.2       21.6        23.3       22.3        23.0
Provision for income taxes...     8.8        8.0         5.9        7.9        5.4        8.2         8.9        8.5         8.8
                                -----      -----       -----      -----      -----      -----       -----      -----      ------
Net income...................    14.4%      13.0%        9.7%      12.9%       8.8%      13.4%       14.4%      13.8%       14.2%
                                =====      =====       =====      =====      =====      =====       =====      =====      ======

     The following table sets forth product and contract gross profits and gross margins for the nine quarters ended March 31, 1998.

                          MAR. 31,    JUNE 30,    SEPT. 30,    DEC. 31,    MAR. 31,    JUNE 30,
                            1996        1996        1996         1996        1997        1997
                          --------    --------    ---------    --------    --------    --------
                                                 (DOLLARS IN THOUSANDS)
Product gross profit....   $1,121      $1,143      $1,175       $1,513      $1,689      $2,193
Product gross margin....     34.2%       32.3%       34.8%        37.6%       37.6%       40.9%
Contract gross profit...   $  418      $  329      $  206       $  257      $  102      $  188
Contract gross margin...     56.6%       64.8%       62.0%        60.3%       17.0%       22.3%

                          SEPT. 30,    DEC. 31,    MAR. 31,
                            1997         1997        1998
                          ---------    --------    --------
                               (DOLLARS IN THOUSANDS)
Product gross profit....   $2,456       $3,002      $3,778
Product gross margin....     40.5%        42.3%       40.9%
Contract gross profit...   $  237       $  241      $  227
Contract gross margin...     53.0%        55.8%       46.1%


     The Company's total revenues have increased in each of the nine quarters ended March 31, 1998, except for the quarter ended September 30, 1996. These quarterly increases reflect increased product shipments to both the semi-insulating and semi-conducting GaAs markets. The decline in product revenues for the quarter ended September 30, 1996 was primarily due to the Company's move from a leased facility that was operating at full capacity to a new manufacturing facility, which had significant start-up time. The decline in contract revenues for the quarters ended June 30 and September 30, 1996 was primarily due to completion of the first phase of the Title III GaAs contract in the quarter ended March 31, 1996, under which the Company recognized $567,000 of contract revenues under the Title III contract. Contract revenues increased in the quarters ended March 31 and June 30, 1997 primarily as a result of revenues recognized from a $1.2 million customer-funded Ge research contract. In the quarters ended December 31, 1997 and March 31, 1998, product revenues increased primarily because the Company began selling Ge substrates and continued increased shipments of GaAs substrates.



     The Company experienced lower product gross margins in the first three quarters of 1996 primarily as a result of duplicate expenses of approximately $500,000 due to simultaneous operations of two facilities and manufacturing inefficiencies relating to the transition to the new production facility. As a result of a recycling program implemented in the quarter ended December 31, 1997, the Company was able to recycle scrapped inventory that had accumulated over prior quarters. This recycling program had a significant positive impact on the product gross margin for the quarter ended December 31, 1997. While the Company will continue the recycling program, the Company expects the program to have a less significant impact on product gross margins in the future as evidenced by the decline in product gross margins for March 31, 1998. The increase in product gross margin in the quarter ended December 31, 1997 was partially offset by lower product gross margins from sales of Ge substrates. The decrease in product gross margin in the quarter ended March 31, 1998 was due to an increase in sales of Ge substrates which have a lower product gross margin. The Company experienced significantly lower contract gross margins for the quarters ended March 31, 1997 and June 30, 1997 due to a shift in contract revenue mix from higher margin government research contracts in prior quarters to a lower margin customer-funded contract for Ge research. The decrease in contract gross margin from the quarter ended December 31, 1997 to the quarter ended March 31, 1998 was due to a shift in contract revenue mix from higher margin government research contracts in prior quarters to a lower margin cost sharing contract for InP research.



     Selling, general and administrative expenses for the quarter ended June 30, 1996 were lower than for the quarter ended March 31, 1996 primarily due to expenses incurred in the prior quarter associated with preparing for the closing of the Company's Dublin facility. Selling, general and administrative expenses for the quarters ended September 30, 1996, December 31, 1996 and March 31, 1997 were higher than previous quarters as a result of the Company's incurrence of additional administrative costs relating to the transition to the new production facility. Selling, general and administrative expenses for the quarter ended December 31, 1997 were higher than the quarters ended June 30 and September 30, 1997, as the Company built its management infrastructure to support its increased sales volume.


     Research and development expenses for the quarter ended December 31, 1997 significantly increased primarily due to material purchased for research on InP substrates and for the GaAs LED market.

     The Company believes that its quarterly and annual revenues, expenses and operating results could vary significantly in the future and that period-to-period comparisons should not be relied upon as indications of future performance. There can be no assurance that the Company's revenues will grow in future periods or that it will sustain its level of total revenues or its rate of revenue growth on a quarterly or annual basis. The Company may, in some future quarter, have operating results that will be below the expectations of stock market analysts and investors. In such event, the price of the Company's Common Stock could be materially adversely affected. See "Risk
Factors -- Fluctuations in Operating Results."

LIQUIDITY AND CAPITAL RESOURCES

     During the past five years, the Company has funded its operations primarily from cash provided by operations, short-term and long-term borrowings and a private financing of $5.9 million for Preferred Stock completed in March 1997. At March 31, 1998, the Company had working capital of $14.9 million, including cash of $3.0 million, compared to working capital at December 31, 1997 of $14.2 million, including cash of $3.1 million, compared to working capital at December 31, 1996 of $5.5 million, including cash of $756,000, and compared to working capital at December 31, 1995 of $3.8 million, including cash of $835,000.

     During the year ended December 31, 1995, net cash provided by operations of $744,000 was due primarily to net income of $2.7 million, depreciation of $513,000 and an increase in accounts payable of $215,000, partially offset by increases in accounts receivable, inventory, other assets and deferred income taxes of $2.3 million and a decrease in accrued liabilities of $398,000. The increases in accounts receivable and inventory were related to the 94.2% increase in revenues from the prior year and the increase in other assets was primarily the result of an increase in unbilled revenues for contract research projects.

     During the year ended December 31, 1996, net cash provided by operations of $474,000 was due primarily to net income of $2.0 million, depreciation of $867,000 and an increase in accounts payable and accrued liabilities of $629,000, offset in part by increases in inventory of $2.3 million, and accounts receivable and other assets of $727,000. The increase in inventory was primarily due to increases in raw material and work-in-process inventory to provide an adequate supply of material in anticipation of large orders for the upcoming year. These inventory increases resulted in a decrease in the inventory turnover ratio from 4.5 turns per year at December 31, 1995 to 3.3 turns per year at December 31, 1996. The increase in accounts receivable was primarily a result of increased sales in Japan, which have longer payment cycles. The increase in sales to Japan also adversely impacted days sales outstanding, which increased from 49 days at December 31, 1995 to 60 days sales at December 31, 1996.


     During the year ended December 31, 1997, net cash used in operations of $1.2 million was primarily due to increases in inventories of $4.4 million and accounts receivable of $3.0 million, offset in part by net income of $3.3 million, depreciation of $1.2 million and increases in accounts payable and accrued liabilities of $1.6 million. The increase in inventory during this period included additional Ge inventory, which primarily resulted in a decrease in the inventory turnover ratio from 3.3 turns per year at December 31, 1996 to
2.2 turns per year at December 31, 1997. The increases in accounts payable and accrued liabilities, accounts receivable and inventory were primarily the result of a 56.1% increase in revenues from the prior year. In addition, accounts receivable increased due to the increase in international revenues, which historically have longer payment cycles, and the introduction of Ge revenues. This increase in payment cycles resulted in an increase in days sales outstanding from 60 days at December 31, 1996 to 64 days at December 31, 1997.


     During the three months ended March 31, 1998, net cash provided by operations of $961,000 was primarily due to net income of $1.4 million, depreciation of $408,000, and increases in accounts payable of $898,000 and accrued liabilities of $856,000, offset in part by increases in accounts receivable of $1.1 million, inventory of $498,000 and prepaid and other assets of $960,000. The increases in accounts receivable, inventory and accounts payable were primarily the result of the 91.0% increase in total revenues. The increase in accrued liabilities was the result of increased income tax expense. The increase in prepaid and other assets was primarily due to deposits on the new 58,000 square foot facility, production equipment and materials and prepaid research and development expenses. Days sales outstanding decreased from 64 days at December 31, 1997 to 61 days at March 31, 1998, reflecting improved collection efforts. The inventory turnover ratio improved from 2.2 turns per year at December 31, 1997 to 2.5 turns per year at March 31, 1998 due primarily to lower Ge substrate inventories.

     Net cash used in investing activities was $3.9 million, $3.9 million, $4.9 million and $1.5 million for the years ended December 31, 1995, 1996 and 1997 and the three months ended March 31, 1998, respectively, and was due primarily in each period to the purchase of property, plant and equipment. The Company anticipates using $6.0 million of the net proceeds of this Offering for equipment for its current facilities and the potential acquisition of a new facility.

     Net cash provided by financing activities was $3.0 million, $3.5 million, $8.4 million and $369,000 for the years ended December 31, 1995, 1996 and 1997 and the three months ending March 31, 1998, respectively. For the year ended December 31, 1995, net cash provided by financing activities resulted primarily from long-term borrowings of $2.4 million for construction-in-progress of the Company's manufacturing facility and short-term borrowings of $600,000 for general operating purposes. For the year ended December 31, 1996, net cash provided by financing activities resulted primarily from long-term borrowings of $3.5 million to complete the Company's manufacturing facility. For the year ended December 31, 1997, net cash provided by financing activities resulted primarily from the issuance of $5.9 million of Preferred Stock and $2.7 million for long-term bank borrowings, partially offset by the payment of $300,000 of short-term borrowings. For the three months ended March 31, 1998, net cash provided by financing activities resulted primarily from proceeds of short-term and long-term borrowings of $345,000.

     The Company has generally financed its equipment purchases through secured equipment loans over five-year terms at interest rates ranging from 7.7% to 9.0% per annum. The Company's manufacturing facility was financed by a $3.5 million bank loan and a $1.0 million SBA loan. The bank loan has an interest rate of 8.3% per annum, matures in 2006 and is secured by the land and building. The bank loan is subject to certain financial covenants regarding current financial ratios such as a minimum tangible net worth of not less than $18.0 million, working capital in excess of $10.0 million, a current ratio in excess of 1.25:1 and cash flow requirements, which were met as of December 31, 1997. The Company must obtain the lender's approval to obtain additional borrowings or to further pledge its assets, except for borrowings obtained in the normal course of business or the pledging of equipment. The SBA loan has an interest rate of 7.3% per annum, matures in 2016 and is subordinate to the bank loan. At March 31, 1998, $4.4 million was outstanding under the bank and SBA loans.


     The Company's addition of approximately 30,000 square feet to its manufacturing facility currently in process is expected to cost approximately $2.0 million. This amount is being financed by a construction loan of $1.4 million and $600,000 in working capital. At March 31, 1998, $600,000 was outstanding under the construction loan. The construction loan is subject to certain financial covenants regarding current financial ratios and cash flow requirements, which have all been met as of December 31, 1997. The construction loan will convert into a term loan at the time of building completion. This term loan will have a maturity of ten years with an interest rate fixed at the nine-year U.S. Treasury Bond yield plus 2.3% and will be secured by the land and building. The Company's anticipated purchase of the additional 58,000 square foot facility is expected to be financed by outside sources or a portion of the proceeds from the Offering.



     The Company currently has a $15.0 million line of credit with a commercial bank at an interest rate equal to the prime rate plus one-half percent. This line of credit is secured by all business assets, less equipment, and expires in May 1999. The line of credit is subject to certain financial covenants regarding current financial ratios and cash flow requirements, which were met as of December 31, 1997. As of March 31, 1998, $77,000 was outstanding under this line of credit.


     The Company anticipates that the combination of existing working capital and the borrowings available under current credit agreements will be sufficient to fund working capital and capital expenditure requirements for the next 12 months. The Company's future capital requirements will be depend on many factors, including the rate of revenue growth, the Company's profitability, the timing and extent of spending to support research and development programs, the expansion of selling and marketing and administrative activities, and market acceptance of the Company's products. The Company expects that it may need to raise additional equity or debt financing in the future, although it is not currently negotiating for additional financing nor does it have any plans to obtain additional financing following the Offering. There can be no assurance that additional equity or debt financing, if required, will be available on the acceptable terms or at all. If the Company is unable to obtain such additional capital, if needed, the Company may be required to reduce the scope of its planned product development and selling and marketing activities, which would have a material adverse effect on the Company's business, financial condition and results of operations. In the event that the Company does raise additional equity financing, further dilution to investors in the Offering will result. See "Risk Factors -- Future Capital Needs; Uncertainty of Additional Financing."

YEAR 2000 COMPLIANCE

     The Company uses a significant number of computer software programs and operating systems in its internal operations, including applications used in financial business systems and various administration functions. To the extent that these software applications contain source code that is unable to appropriately interpret the upcoming calendar year "2000," some level of modification or even possibly replacement of such source code or applications will be necessary. The Company is in the process of identifying the software applications that are not "Year 2000" compliant. The new management information system the Company is currently implementing will be "Year 2000" compliant. Given the information known at this time about the Company's systems, coupled with the Company's ongoing efforts to upgrade or replace business critical systems as necessary, it is currently not anticipated that these "Year 2000" costs will have a material adverse impact on the Company's business, financial condition and results of operations. However, the Company is still analyzing its software applications and, to the extent they are not fully "Year 2000" compliant, there can be no assurance that the costs necessary to update software or potential systems interruptions would not have a material adverse effect on the Company's business, financial condition and results of operations.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income," and Statements of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information." The adoption of both statements is required for fiscal years beginning after December 15, 1997. SFAS 130 is required to be adopted in the interim financial statements in the year of adoption. Under SFAS 130, the Company is required to report in the financial statements, in addition to net income, comprehensive income including, as applicable, foreign currency items and unrealized gains and losses on certain investments in debt and equity securities. The Company adopted SFAS 130 in January 1998. The Company has reported comprehensive income including foreign currency items in its consolidated financial statements. SFAS 131 requires that companies report separately, in the financial statements, certain financial and descriptive information about operating segments, profit or loss, certain specific revenue and expense items, and segment assets. Additionally, companies are required to report information about the revenues derived from their products and service groups, about geographic areas in which the Company earns revenues and holds assets, and about major customers. The adoption of SFAS 131 will not have any impact on the Company's financial statements.

                                    BUSINESS

COMPANY OVERVIEW


     American Xtal Technology, Inc. uses a proprietary VGF technique to produce high-performance compound semiconductor substrates for use in a variety of electronic and opto-electronic applications. The Company primarily manufactures and sells compound semiconductor substrates composed of GaAs. Sales of GaAs substrates accounted for 94.9% and 78.3% of the Company's product revenues for the year ended December 31, 1997 and the three months ended March 31, 1998, respectively. The Company also manufactures and sells InP and Ge substrates and is currently developing other high-performance compound substrates such as GaP and GaN. The Company manufactures substrates from crystals grown using the Company's proprietary VGF technique and then slices the substrates into wafers. The Company's substrates are sold to semiconductor device manufacturers for use in applications such as wireless and fiber optic telecommunications, lasers, LEDs, satellite solar cells and consumer electronics. The Company's customers include EMCORE, Hewlett Packard, Motorola, NEC, Nortel, Siemens, Sony, Spectrolab and TRW.


     The Company was originally founded in 1986 under the name Bestal Corporation and commenced product sales in 1990. The Company has one subsidiary, AXT-Japan, which was established in 1995.

INDUSTRY OVERVIEW

     Recent advances in communications and information technologies have created a growing need for power-efficient, high-performance electronic systems that operate at very high frequencies, have increased computational and display capabilities, and can be produced cost-effectively in commercial volumes. In the past, electronic systems manufacturers have relied on advances in silicon semiconductor technology to meet many of these demands. Silicon-based semiconductor devices, however, have performance limitations in power efficient, high-performance electronic applications. In addition, silicon-based semiconductor devices currently do not possess the electrical properties necessary to be used effectively in most opto-electronic applications such as LEDs and lasers.

     As a result of the limitations of silicon, semiconductor device manufacturers are increasingly utilizing alternative substrates to improve the performance of semiconductor devices or to enable new applications. These alternative substrates are composed of a single element such as Ge, or multiple elements which may include, among others, gallium, aluminum, indium, arsenic, phosphorus and nitrogen. Substrates that consist of more than one element are referred to as "compound substrates" and include GaAs, InP, GaP and GaN. GaAs is currently the most widely used compound substrate. In comparison to silicon, compound substrates have electrical properties that allow semiconductor devices to operate at much higher speeds or at the same speed with lower power consumption. For example, electrons move up to five times faster in GaAs than in silicon. Compound substrates also have better opto-electronic characteristics than silicon which allow them to convert energy into light and lasers, or to detect light and convert light into electrical energy. The GaAs substrate market is divided into two segments, semi-insulating and semi-conducting.

     Semi-Insulating GaAs Substrates. The market for semi-insulating GaAs substrates is the fastest growing segment of the GaAs market. According to a January 1997 Dataquest report, the market for semi-insulating GaAs substrates was estimated at $95 million in 1997 and is expected to grow to approximately $227 million by the year 2000. This growth is being driven by increasing demand for semi-insulating GaAs substrates in a variety of power-efficient, high-performance applications, including cellular phones, radars, satellite communication systems and direct broadcast systems.

     Manufacturers integrate semi-insulating GaAs substrates into devices using either an ion implantation or epitaxial process. Ion implantation is the process of implanting ions directly into the semi-insulating GaAs substrate to modify the electrical parameters of the substrate so that it can be used to manufacture many of today's high-performance electronic devices. This process requires the electrical parameters of the substrate to be as uniform as possible. Epitaxy, a more recently developed process, involves the growth of layers of other materials onto the semi-insulating GaAs substrate. While generally more expensive than the ion implantation process, the epitaxial process enables devices to achieve even greater performance advantages. The epitaxial process requires that the GaAs substrate have an extremely smooth surface, few physical imperfections, uniform electrical properties and low dislocation density (i.e., a measurement of the crystalline perfection of the substrate material).

     Traditionally, crystals for semi-insulating GaAs substrates for the ion implantation and epitaxy markets have been grown using the LEC technique. The LEC technique requires a high temperature gradient in the manufacturing process. Because the temperature gradient in the LEC technique is high, the resulting crystals have a relatively high dislocation density which weakens a crystal's physical structure and increases the risk of breakage of the GaAs substrate during device manufacturing. In addition, as semi-insulating GaAs substrates continue to grow in size to support increasingly complex devices, the manufacturing challenges of the LEC technique increase.


     Semi-Conducting GaAs Substrates. The Company believes that the market for semi-conducting GaAs substrates, based on 1996 market data and annual growth rates projected by Business Communications, a market research firm, was approximately $80 million in 1997 and the Company expects that the market will continue to grow. The market for semi-conducting GaAs substrates is being driven by increasing demand for a number of opto-electronic applications such as LEDs and lasers, which are incorporated into such products as traffic lights, digital versatile discs ("DVDs"), CD players, CD-ROMs, laser printers, automobile lights and electronic displays. In contrast to semi-insulating GaAs substrates which undergo either an ion implantation or epitaxial process, semi-conducting GaAs substrates only undergo an epitaxial process. As with semi-insulating GaAs substrates, semi-conducting GaAs substrates that undergo the epitaxial process must have a smooth surface, few physical imperfections, uniform electrical properties and a low dislocation density. The traditional method of growing crystals for producing semi-conducting GaAs substrates is the HB technique. With the HB technique, the crystal is grown in a semi-cylindrical container which results in a semi-circular, or D-shaped, substrate. In order to produce a round semi-conducting GaAs substrate, the HB technique requires that the D-shaped substrate be cut into a circle, resulting in a large amount of discarded substrate. In addition, crystals grown using the HB technique generally have a relatively high dislocation density and less uniform electrical properties. These and other inherent technical difficulties limit the ability of the HB technique to be used to cost-effectively produce high-quality substrates greater than three inches in diameter.


     Other High-Performance Substrates. The Company believes there are significant growth opportunities in manufacturing other high-performance substrates. For example, the Company believes that the markets for InP and GaP substrates, based on 1996 market data and annual growth rates projected by Business Communications, were an aggregate of approximately $129 million in 1997 and the Company expects that these markets will continue to grow. Semi-insulating InP substrates are used in power-efficient, high-performance electronic applications such as wireless and high-bandwidth communications and semi-conducting InP substrates are used in such applications as fiber optic communications and lasers. GaP substrates are used by manufacturers of LEDs. The traditional method for growing crystals for InP and GaP substrates has been the LEC technique. In addition to compound substrates, the market for the element Ge is developing in response to the growing demand for solar cells in satellite communications. The Company believes that the market for Ge substrates used to manufacture solar cells was approximately $50 million in 1997 and expects that the market will continue to grow. This application requires the use of Ge substrates which must be manufactured with few defects and minimal breakage. The Company believes the further development of these markets depends on the ability of suppliers to cost-effectively manufacture power-efficient, high-performance compound and single-element substrates.

THE AXT SOLUTION

     AXT uses a proprietary VGF technique to produce high-performance GaAs and other substrates for use in a variety of electronic and opto-electronic applications. The Company believes that its VGF technique, which it has developed over the past 11 years, provides certain significant advantages over traditional manufacturing methods for growing crystals used in the production of semi-insulating and semi-conducting GaAs substrates. The Company believes that it is currently the only high-volume supplier of GaAs substrates manufactured by using the VGF technique and is positioned to become a leading manufacturer and supplier of other compound and Ge substrates.

     In the GaAs substrate market, crystals grown using the Company's proprietary VGF technique have a dislocation density that is significantly lower than crystals grown using either the LEC or HB technique. As a result, the Company believes its GaAs substrates have greater mechanical strength which often results in reduced breakage during the ion implantation and epitaxial growth processes. Furthermore, the Company believes the low dislocation density of the Company's semi-insulating and semi-conducting GaAs substrates translates into fewer defects in the materials layered onto the substrate during the epitaxy process. In addition, semi-insulating GaAs substrates produced using the Company's VGF technique have more uniform electrical properties than LEC-produced GaAs substrates, which is important for the ion implantation process. In the semi-conducting GaAs substrate market, VGF-grown crystals, unlike those grown using the traditional HB technique, can be processed into round substrates with minimal wasted material. Using its VGF technique, the Company has been able to produce GaAs substrates as large as six inches in diameter.


     In addition to the GaAs substrate market, the Company believes that it can leverage its expertise in the VGF technique to manufacture and produce commercial volumes of other compound and single-element substrates. For example, in 1997, the Company began shipping InP and Ge substrates to customers and delivered GaP substrates to certain customers for their evaluation.

STRATEGY

     The Company's strategy is to be the leading developer and supplier of high-performance GaAs substrates for both the semi-insulating and semi-conducting markets, and to continue to expand into the development and supply of other substrates. The key elements of the Company's strategy include:

     Advance VGF Technology Leadership. The Company pioneered the commercial use of the VGF technique and has continued to develop and enhance its technology over the course of 11 years through substantial investments in research and development. The Company's efforts have led to significant improvements in the dislocation density, mechanical strength and uniformity of the electrical properties of GaAs substrates. The Company believes that its experience and expertise in VGF technology provides it with a competitive advantage over more recent market entrants who are utilizing variations of the VGF technology. The Company intends to continue to advance its VGF technology through continued investment in research and development and participation in certain government sponsored research programs.

     Extend Leadership in GaAs Market. The Company is currently one of the largest suppliers of GaAs substrates worldwide. Historically, the Company has been a leading supplier of GaAs substrates in the epitaxy segment of the semi-insulating market and in the semi-conducting market for GaAs substrates for lasers. The Company intends to increase its share of these markets by continuing to provide high-quality, price-competitive substrates. In addition, in the semi-insulating GaAs substrate market, the Company intends to leverage its demonstrated success in the epitaxy segment to further penetrate the ion implantation segment. In the semi-conducting GaAs substrate market, the Company also intends to leverage its leadership to further penetrate the high-volume, cost-sensitive LED market.

     Leverage VGF Technology to Manufacture Additional Substrates. The Company believes its VGF technology is a platform which it can leverage to rapidly develop and cost-effectively manufacture additional high-quality compound substrates for emerging applications in markets such as wireless and fiber optic communications. For example, the Company recently began shipping InP and Ge substrates developed using its VGF technique to customers. Unlike the more traditional methods of growing crystals, the Company can use its VGF technology to grow the crystals for these other substrates without having to make a significant investment in new capital equipment.


     Increase Manufacturing Capacity to Target High-Volume Markets. The Company is currently increasing its manufacturing capacity by approximately 30,000 square feet and expects that this additional space will be available in the third quarter of 1998. In addition, the Company has recently entered into the Purchase Agreement regarding the purchase of an additional 58,000 square foot facility in Fremont, California. This new facility will provide additional manufacturing capacity for the Company and will not replace its current facility. The Company believes that the increased production capacity will enable it to further lower unit production costs and provide its high-performance substrates at competitive prices for high-volume markets such as LEDs.

     Leverage Existing Customer Relationships. The Company currently sells its GaAs substrates to over 200 customers, including EMCORE, Hewlett Packard, Motorola, NEC, Nortel, Siemens, Sony, Spectrolab and TRW. The Company believes its past success in providing high-quality GaAs substrates to these customers will provide it with a competitive advantage in supplying them additional substrates as their needs develop. For example, the Company recently began shipments of InP substrates to TRW, which currently purchases a significant portion of its GaAs substrates from the Company. In addition, the Company intends to establish alliances and joint development arrangements with customers to develop new products, increase manufacturing efficiencies and more effectively serve its customers' needs.

CUSTOMERS

     The Company sold its products to over 200 customers during the Company's last fiscal year. Each of the customers listed below purchased substrates in excess of $500,000 during the Company's last fiscal year:

Alpha Industries, Inc.                 Opto Tech Corporation
EMCORE                                 Siemens
Epitaxial Products International Ltd.  Sony
Hewlett Packard                        Spectra-Physics Lasers, Inc.
Motorola                               Spectrolab
NEC                                    Sumitomo Chemical Co., Ltd.
Nortel                                 TRW

     The Company has historically entered into significant contracts with a number of government agencies and customers for the development of certain products. See "-- Research and Development."

     In the three months ended March 31, 1998, one customer accounted for 19.4% of the Company's total revenues. No customer accounted for more than 10.0% of the Company's total revenues in 1996 and 1997. In 1996, 1997 and the three months ended March 31, 1998, the Company's five largest customers accounted for 35.5%, 34.9% and 51.7%, respectively, of the Company's total revenues. Generally, the Company does not have long-term or other non-cancelable commitments from its customers and usually sells products pursuant to customer purchase orders. The loss of any major customer could have a material adverse effect on the Company.

TECHNOLOGY

     The Company's VGF Technique. The Company's proprietary VGF technique produces high-quality crystals from which the Company produces high-performance compound and single-element substrates for use in a variety of electronic and opto-electronic applications. The diagram below illustrates the VGF technique:

                                        [VGF DIAGRAM]

     The Company's VGF technique is designed to control the crystal-growth process with minimal temperature variation. Unlike traditional techniques, the Company's VGF technique places the hot GaAs melt above the cool crystal, thereby reducing the turbulence of the GaAs melt which results when the melt and crystal are inverted. The temperature gradient between the melt and the crystal in the VGF technique is significantly lower than in traditional techniques. These aspects of the VGF technique enable the Company to grow crystals that have a relatively low dislocation density and high uniformity. One of the benefits of these characteristics is that the crystal, and the substrate into which the crystal is manufactured, are mechanically strong. The mechanical strength often results in substrates with lower breakage rates during a customer's manufacturing process.

     In the VGF technique, the GaAs melt and growing crystal are contained in a closed chamber. A number of benefits result from the use of this closed system. Because the VGF system is sealed and the crystal growth is isolated, both semi-insulating and semi-conducting crystals can be grown in the same system without the time consuming and expensive process of completely reconfiguring the system. The closed system isolates the crystal from the outside environment during growth and significantly reduces potential contamination of the crystal by impurities. The closed system also allows for more precise control of the gallium-to-arsenic ratio which results in better consistency and uniformity of the crystals. Therefore, crystals grown using the VGF technique are consistently of a high quality. In addition, the use of cylindrical crucibles, which are sized to meet a customer's requirements, enables the Company to produce circular substrates with a minimum amount of discarded material.

     The VGF technique is highly automated and the temperature gradient is controlled electronically rather than by physically moving the crystal or furnace. As a result, there is no physical movement to disturb the sensitive crystal. The entire crystal growth process is run under computer control with minimal operator intervention. A single operator can supervise the control of many VGF furnaces which results in significant cost savings.

     The Company believes its VGF technology is a platform which it can leverage to rapidly develop and cost-effectively manufacture additional high-quality substrates. Unlike the more traditional methods of growing crystals, the Company can use its VGF technology to grow the crystals for these other substrates without having to make a significant investment in new capital equipment. For example, the Company uses its proprietary VGF technique to manufacture InP and Ge substrates.

     VGF Compared to Traditional Techniques for Producing GaAs Substrates. The Company believes that its proprietary VGF technique provides significant advantages over the traditional crystal growth techniques. The LEC technique is the traditional method for producing semi-insulating GaAs substrates. Unlike the VGF technique, the LEC technique is designed so that the hotter GaAs melt is located beneath the cooler crystal, which results in greater turbulence in the melt. The LEC technique requires a temperature gradient between the GaAs melt and the cool crystal which is approximately 50 to 200 times higher than the temperature gradient of the VGF technique. The turbulence and the high temperature gradient cause LEC-grown crystals to have a higher dislocation density than VGF-grown crystals. This characteristic results in a higher rate of breakage of the LEC-developed substrate during the device manufacturing process. In addition, the LEC technique is essentially an open process whereby the melt and growing crystal are exposed to the environment for the entire duration of the crystal growth process. This exposure results in greater propensity for impurity contamination as well as difficulty in controlling the ratio of gallium to arsenic. Because the crystal is not contained in a crucible, fluctuations in temperature cause the diameter of the crystal to vary. Thus, to ensure proper size with the LEC technique, the crystal must be grown significantly larger than the desired size of the resulting substrate. During the LEC process, the crystal is grown by dipping a seed crystal through molten boric oxide into a melt and slowly pulling the seed up into the cool zone above the boric oxide where the crystal hardens. As the GaAs melt is consumed, the crucible containing the remaining liquid must be raised in coordination with the pulling of the crystal. These moving parts and the relative complexity of the system result in higher maintenance costs. Unlike the VGF technique, the LEC technique uses large, complex electro-mechanical systems that are expensive to acquire and require highly skilled personnel to operate.

     The HB technique is the traditional method for producing semi-conducting GaAs substrates. The HB technique holds the GaAs melt in a semi-cylindrical "boat." Because of the semi-cylindrical shape of the boat, semi-conducting GaAs crystals grown using the HB technique have a semi-circular cross-section. As a result of this semi-circular shape, more crystal material must be discarded to cut the crystal ingot into a cylindrical shape from which round substrates can be produced. Furthermore, crystals grown using the HB technique have a higher dislocation density than VGF-grown crystals. These and other inherent technical difficulties limit the ability of the HB technique to be used to cost-effectively produce high-quality substrates greater than three inches in diameter. Since the HB technique uses a quartz crucible during the growth process which can contaminate the GaAs melt with silicon impurities, the HB technique is also unsuitable for making semi-insulating GaAs substrates.

PRODUCTS

     The Company currently sells the compound substrates GaAs and InP, and the single-element substrate Ge. In addition, the Company has delivered GaP substrates to certain customers for their evaluation. The Company supplies various sizes of substrates according to its customers' specifications and works closely with its customers to ensure that it manufactures substrates to each customer's particular specifications. See "Risk Factors -- Manufacturing Risks."

     The table below sets forth the Company's products, their available sizes and selected applications:

 SUBSTRATE MATERIAL   DIAMETER (IN INCHES)               APPLICATIONS
 ------------------   --------------------               ------------
GaAs Semi-Insulating      2, 3, 4, 6         Cellular phones, direct broadcast
                                             television, high-performance
                                             transistors, satellite
                                             communications
GaAs Semi-Conducting      2, 3, 4            LEDs, lasers, optical couplers,
                                             displays
InP Semi-Insulating       2, 3               Fiber optic communications,
                                             satellite communications,
                                             high-performance transistors,
                                             automotive collision avoidance
                                             radars
InP Semi-Conducting       2                  Fiber optic communications, lasers
Ge                        4                  Satellite solar cells

MANUFACTURING

     The Company's manufacturing operations, which include crystal growth, slicing, testing, edge grinding, polishing, inspecting and packaging the substrates for shipment, are located at the Company's headquarters in Fremont, California. The Company's facility is ISO 9002 certified. Many of the Company's manufacturing operations are computer monitored or controlled, enhancing reliability and yield.

     The Company depends on a single or limited number of suppliers for certain critical materials, including gallium, for use in the production of substrates. The Company generally purchases these materials through standard purchase orders and not pursuant to long-term supply contracts. The Company seeks to maintain sufficient levels of inventory for certain materials to guard against interruptions in supply and to meet its near term needs. To date, the Company has generally been able to obtain sufficient supplies of materials in a timely manner. However, the Company's results of operations could be materially adversely affected by a stoppage or delay in supply, receipt of defective or contaminated materials, or increases in the pricing of such raw materials.


     The Company owns an approximately 50,000 square foot facility, of which approximately 45,000 square feet are used for manufacturing. The Company is in the process of expanding the size of this facility by approximately 30,000 square feet to meet its anticipated future production needs through 1999. The expansion is scheduled to be completed and operations are expected to commence in the third quarter of 1998. In addition, the Company has recently entered into the Purchase Agreement regarding the purchase of an additional 58,000 square foot facility in Fremont, California. This new facility will provide additional manufacturing capacity for the Company and will not replace its current facility. Pursuant to the terms of the Purchase Agreement, the cost of the new facility is $9.0 million, and the purchase is expected to close in June 1998. The improvements to this new facility entail significant risks, including unavailability or late delivery of process equipment, unforeseen engineering problems, work stoppages and unanticipated cost increases, any of which could have a material adverse effect on the completion of the building improvements and production start-up of the new facility. Because the Company currently performs all steps in its manufacturing process at its Fremont facility, any interruption resulting from earthquake, fire, equipment failures or other causes would have a material adverse effect on the Company's results of operations. See "Risk Factors -- Manufacturing Risks" and "-- Limitations of Existing Manufacturing Capacity."


SALES AND MARKETING

     The Company sells its products worldwide through its direct sales force as well as through independent international sales representatives. The Company's direct sales force consists of highly trained, technically sophisticated sales engineers who are knowledgeable in the manufacturing and use of compound and single-element substrates. The Company's direct sales force operates out of the Company's corporate office in Fremont, California and its Japanese subsidiary. The Company's sales engineers work with customers during all stages of the substrate manufacturing process, from developing the precise composition of the substrate through manufacturing and processing the substrate to the customer's exact specifications. The Company believes that maintaining a close relationship with customers and providing customers with ongoing technical support improves customer satisfaction and will provide the Company with a competitive advantage in selling other substrates to its customers.

     International sales as a percentage of total revenues in 1995, 1996 and 1997 and the three months ended March 31, 1998 were 36.0%, 38.2%, 38.2% and 25.6%, respectively. In addition to the Company's direct sales force in Japan, the Company has independent sales representatives in France, Japan, South Korea, Taiwan, and the United Kingdom. Except for sales by its Japanese subsidiary, which are denominated in yen, the Company receives all payments for products in U.S. dollars.

     In order to raise market awareness of its products, the Company advertises in trade publications, distributes promotional materials, publishes technical articles, conducts marketing programs and participates in industry trade shows and conferences. See "Risk Factors -- Dependence on Sales Outside the United States" and "Note 10 -- Notes to Consolidated Financial Statements."

RESEARCH AND DEVELOPMENT

     The Company's research and development efforts are focused on developing new substrates, improving the performance of existing products and processes, and reducing costs in the manufacturing process. The Company has assembled a multi-disciplinary team of highly skilled scientists, engineers and technicians to meet its research and development objectives. Among other projects, the Company has research and development projects involving the development of GaN and high purity GaAs epitaxy substrates.

     The Company's research and development expenses in 1995, 1996 and 1997 and the three months ended March 31, 1998 were $448,000, $592,000, $1.3 million and $640,000, respectively. In addition to internally funded research and development, the Company has also funded a significant portion of its research and development efforts through contracts with the U.S. government and customer funded research projects. In 1995, 1996 and 1997 and the three months ended March 31, 1998, the Company received $3.0 million, $2.0 million, $2.3 million and $492,000, respectively, from U.S. government agencies and customer funded research contracts. Under the Company's contracts, the Company retains rights to the VGF and wafer fabrication technology which it developed. The U.S. government retains rights to utilize the technologies that the Company develops for government purposes only.

     The Company's total research and development costs, including both contract funded and internally funded research and development expenses, for the years ended December 31, 1995, 1996 and 1997 and the three months ended March 31, 1998 totaled $2.7 million, $1.4 million, $2.8 million and $905,000, respectively. The Company expects that it will continue to expend substantial resources on research and development. The development of compound and single-element substrates is highly complex. There can be no assurance that the Company will successfully develop and introduce new products in a timely and cost-effective manner or that its development efforts will successfully permit the Company's products to meet changing market demands. See "Risk Factors -- Rapid Technological Change; Reliance Upon Continued Product Development" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITION

     The markets for GaAs substrates are intensely competitive. The Company's principal competitors in the market for semi-insulating GaAs substrates currently include Freiberger, Hitachi Cable, Litton and Sumitomo Electric. In the semi-conducting GaAs substrate market, the Company's principal competitors currently are Sumitomo Electric and Hitachi Cable. The Company also faces competition from manufacturers that produce GaAs substrates for their own use. In addition, the Company faces competition from companies such as IBM that are actively developing alternative materials to GaAs. As the Company enters new markets, such as the Ge and InP substrate markets, the Company expects to face competitive risks similar to those for its GaAs substrates. Many of the Company's competitors and potential competitors have been in the business longer than the Company and have greater manufacturing experience, more established technologies than the Company's VGF technique, broader name recognition and significantly greater financial, technical and marketing resources than the Company. There can be no assurance that the Company will compete successfully against these competitors in the future or that the Company's competitors or potential competitors will not develop enhancements to the LEC, HB or VGF techniques that will offer price and performance features that are superior to those of the Company. Increased competitive pressure could also lead to intensified price-based competition, resulting in lower prices and margins, which would materially adversely affect the Company's business, financial condition and results of operations.

     The Company believes that the primary competitive factors in the markets in which the Company's products compete are quality, price, performance and customer support and satisfaction, as well as customer commitment to competing technologies. The Company's ability to compete in its target markets also depends on such factors as the timing and success of the development and introduction of new products by the Company and its competitors, the availability of adequate sources of raw materials, protection of Company products by effective utilization of intellectual property laws and general economic conditions. In order to remain competitive, the Company believes it must invest significant resources in developing new substrates and in maintaining customer satisfaction worldwide. There can be no assurance that the Company's products will continue to compete favorably or that the Company will be successful in the face of competition from existing competitors or new companies entering the Company's target markets. Failure of the Company to compete successfully would materially adversely affect the Company's business, financial condition and results of operations. See "Risk
Factors -- Competition."

INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS

     The Company's success and competitive position for its VGF technique depends materially on its ability to maintain trade secrets, patents and other intellectual property protections. In order to protect its trade secrets, the Company takes certain measures to ensure their secrecy, such as executing non-disclosure agreements with its employees, customers and suppliers. Despite the Company's efforts, there can be no assurance that others will not gain access to the Company's trade secrets, or that the Company can meaningfully protect its intellectual property. In addition, effective trade secret protection may be unavailable or limited in certain foreign countries. Although the Company intends to protect its rights vigorously, there can be no assurance that such measures will be successful.

     The Company relies primarily on the technical and creative ability of its personnel, rather than on patents, to maintain its competitive position. To date, Company has been issued one U.S. patent, which relates to its VGF technique, and has two patent applications, one of which relates to its VGF technique, pending. The Company has one pending application for a Japanese patent but no issued foreign patents. There can be no assurance that the Company's pending U.S. applications or any future U.S. or foreign patent applications will be approved, that any issued patents will protect the Company's intellectual property or will not be challenged by third parties, or that the patents of others will not have an adverse effect on the Company's ability to do business. Moreover, the laws of certain foreign countries may not protect the Company's intellectual property rights to the same extent as the laws of the United States. The Company believes that, due to the rapid pace of technological innovation in the GaAs and other substrate markets, the Company's ability to establish and maintain a position of technology leadership in the industry depends more on the skills of its development personnel than upon the legal protections afforded its existing technologies.

     Although there are currently no pending lawsuits against the Company or unresolved notices that the Company is infringing intellectual property rights of others, the Company may be notified in the future that it is infringing certain patent and/or other intellectual property rights of others. Litigation may be necessary in the future to enforce the Company's patents and other intellectual property rights, to protect the Company's trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity, and there can be no assurance that the Company would prevail in any future litigation. Any such litigation, whether or not determined in the Company's favor or settled by the Company, would be costly and would divert the efforts and attention of the Company's management and technical personnel from normal business operations, which would have a material adverse effect on the Company's business, financial condition and results of operations. Adverse determinations in litigation could result in the loss of the Company's proprietary rights, subject the Company to significant liabilities, require the Company to seek licenses from third parties or prevent the Company from licensing its technology, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

ENVIRONMENTAL REGULATIONS


     The Company is subject to federal, state and local laws and regulations concerning the use, storage, handling, generation, treatment, emission, release, discharge and disposal of certain materials used in its research and development and production operations, as well as laws and regulations concerning environmental remediation and employee health and safety. The growing of crystals and the production of substrates involve the use of certain hazardous raw materials, including, but not limited to, arsenic. There can be no assurance that the Company's control systems will be successful in preventing a release of these materials or other adverse environmental conditions. Any such release or other failure to comply with present or future environmental laws and regulations could result in the imposition of significant fines on the Company, the suspension of production or a cessation of operations. In addition, there can be no assurance that existing or future changes in laws or regulations will not require expenditures or liabilities to be incurred by the Company, or in restrictions on the Company's operations. At March 31, 1998, the Company believes that it was in substantial compliance with all applicable environmental regulations.


BACKLOG

     The Company includes in backlog only those customer orders which have been accepted by the Company and which shipment is generally expected within 12 months. As of March 31, 1998, the Company's backlog was approximately $10.5 million. Backlog can fluctuate greatly based upon, among other matters, the timing of orders. In addition, purchase orders in the Company's backlog are subject to changes in delivery schedules or to reduction in size or cancellation at the option of the purchaser without significant penalty. The Company has experienced, and may continue to experience, cancellation, reduction and rescheduled delivery of orders in its backlog. The Company's backlog may vary significantly from time to time depending upon the level of capacity available to satisfy unfilled orders. Accordingly, although useful for scheduling production, backlog as of any particular date may not be a reliable indicator of sales for any future period.

EMPLOYEES

     At March 31, 1998, the Company had approximately 242 full-time employees, of whom 198 were principally engaged in manufacturing, 26 in sales, general and administration and 18 in research and development. The Company's success is in part dependent on its ability to attract and retain highly skilled workers, who are in high demand. None of the Company's employees is represented by a union and the Company has never experienced a work stoppage. Management considers its relations with its employees to be good. See "Risk Factors -- Dependence on Key Employees."

FACILITIES

     The Company owns approximately 50,000 square feet of office, research and development and manufacturing space in Fremont, California. The Company is in the process of expanding the size of this facility by approximately 30,000 square feet to meet its anticipated future production needs through 1999. The expansion is scheduled for completion and operations are expected to commence in such space in the third quarter of 1998. In addition, in April 1998 the Company executed the Purchase Agreement for the purchase of an additional 58,000 square foot facility in Fremont. The Company believes that this new facility, if purchased by the Company, will not begin commercial production of substrates prior to the end of 1999. See "Risk Factors -- Limitations of Existing Manufacturing Capacity."

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information as of March 31, 1998 with respect to the executive officers and directors of the Company.

            NAME               AGE                           POSITION
            ----               ---                           --------
Morris S. Young, Ph.D........  53    Chairman of the Board of Directors,
                                       President and Chief Executive Officer
Theodore S. Young, Ph.D......  58    Senior Vice President, Marketing and Director
Davis Zhang..................  42    Senior Vice President, Production
Hsing Kung, Ph.D.............  53    Senior Vice President, Engineering and Business
                                     Development
Gary S. Young................  55    Vice President, Sales
Guy D. Atwood................  56    Vice President and Chief Financial Officer,
                                       Treasurer and Secretary
Jesse Chen(1)(2).............  40    Director
B.J. Moore(1)(2).............  62    Director
Donald L. Tatzin(1)(2).......  46    Director

---------------

(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

     Morris S. Young, Ph.D. co-founded the Company in 1986 and has served as the Company's Chairman of the Board of Directors since February 1998 and President and Chief Executive Officer, as well as a director of the Company since 1989. From 1985 to 1989, Dr. Young was a physicist at Lawrence Livermore National Laboratory. From 1979 to 1985, Dr. Young served as a member of the technical staff with AT&T Bell Laboratories. Dr. Young holds a B.S. in Metallurgical Engineering from Chengkung University, Taiwan, an M.S. in Metallurgy from Syracuse University and a Ph.D. in Metallurgy from Polytechnic University.

     Theodore S. Young, Ph.D. co-founded the Company in 1986 and has served as the Company's Senior Vice President, Marketing since 1989 and served as the Company's President from 1987 to 1989. He has also acted as a director since the Company's inception, including as the Chairman of the Board of Directors from January 1987 to January 1998. Dr. Young served as a senior physicist at Lawrence Livermore National Laboratory and Physics International from 1984 to 1987 and 1974 to 1984, respectively. Dr. Young holds a B.S. in Physics from National Taiwan University, an M.S. in Geophysics from the University of Alaska and a Ph.D. in Plasma Physics from the Massachusetts Institute of Technology.

     Davis Zhang co-founded the Company in 1986 and has served as its Senior Vice President, Production since January 1994. From 1987 to 1993, Mr. Zhang served as the Company's Senior Production Manager. Mr. Zhang owned and operated Universal Construction Company, a California corporation, from 1986 to 1987. From 1981 to 1985, Mr. Zhang also owned and operated a construction material company in Beijing, China. Mr. Zhang holds a B.S. in Mechanical Engineering from Northern Communication University, Beijing, China.

     Hsing Kung, Ph.D. joined the Company in March 1997 as its Senior Vice President, Engineering and Business Development. From July 1996 to February 1997, Dr. Kung served as Executive Vice President and a director of Actisys Corporation, a computer peripherals company. Dr. Kung co-founded SDL, Inc., an opto-electronic integrated circuit device company, in 1983 and served as its Vice President, Manufacturing from 1983 to 1996. Dr. Kung holds a B.S. from Chengkung University, an M.S. from the University of Texas, a Ph.D. from the University of California-Berkeley, all in Electrical Engineering and an M.B.A. from Santa Clara University.

     Gary S. Young joined the Company in 1991 and has served as its Vice President, Sales since July 1993. From 1991 to 1993, Mr. Young served as the Company's Sales and Administrative Manager. From 1973 to 1991, Mr. Young worked in various capacities with several companies, including as a Systems Engineer for

IBM and as a software engineer for Boole & Babbage, Inc., an independent software vendor. Mr. Young holds a B.S. in Mathematics from National Taiwan Normal University, an M.A. in Mathematics from Northeast Missouri State University and an M.S. in Operations Research from Purdue University.


     Guy D. Atwood joined the Company in August 1997 as its Vice President and Chief Financial Officer and has served as the Company's Treasurer and Secretary since February 1998. From 1991 to August 1997, Mr. Atwood served at various times as Chief Financial Officer for several private companies, most recently the alumni association for the University of California at Berkeley and AvenuSoftware, a film and video software company (of which he was also its President). Mr. Atwood was self-employed as a financial consultant from 1994 to 1995, and also provided services in such capacity to the Company from June to September 1995. Mr. Atwood holds a B.S. in Accounting from the University of California at Berkeley.

     Jesse Chen has served as a director of the Company since February 1998. Since May 1997, Mr. Chen has served as a Managing Director of Maton Venture, an investment company. Prior to that, Mr. Chen co-founded BusLogic, Inc., a computer peripherals company and served as its Chief Executive Officer from 1990 to 1996. Mr. Chen serves on the Board of Directors of several private companies. Mr. Chen has a B.S. degree in Aeronautical Engineering from Chenkung University, Taiwan and an M.S. in Electrical Engineering from Loyola Marymount University.

     B.J. Moore has served as a director of the Company since February 1998. Since 1991, Mr. Moore has been self-employed as a consultant and has served as a director to several technology-based companies. Mr. Moore currently serves on the Board of Directors for Adaptec, Inc., a computer peripherals company and Dionex Corporation, an ion chromatography systems company, as well as several private companies. From 1986 to 1991, Mr. Moore served as President and Chief Executive Officer of Outlook Technology, an electronics test equipment company. Mr. Moore holds a B.S. and an M.S. degree in Electrical Engineering from the University of Tennessee.

     Donald L. Tatzin has served as a director of the Company since February 1998. Since 1993, Mr. Tatzin has served as Executive Vice President of Showboat, Inc., a gaming company. In addition, Mr. Tatzin served as a director for Sydney Harbour Casino, an Australian gaming company from 1995 to 1996 and as its Chief Executive Officer from April to October 1996. Prior to that, Mr. Tatzin was a director and consultant with Arthur D. Little, Inc. from 1976 to 1993. Mr. Tatzin holds an S.B. in Economics and an S.B. and masters degrees in City Planning from the Massachusetts Institute of Technology and an M.S. in Economics from Australian National University.

     The Company's Bylaws currently authorize five directors, which number may be changed from time to time by the Board of Directors. All directors hold office until the next annual meeting of stockholders or until their successors are duly elected and qualified. The Bylaws provide that, beginning with the first annual meeting of stockholders following the Offering, the Board of Directors will be divided into three classes, with each class serving staggered three-year terms. Each executive officer serves at the discretion of the Board of Directors. There are no family relationships among the directors or officers of the Company, except that Morris S. Young, Theodore S. Young and Gary S. Young are brothers (collectively, the "Youngs"), and Davis Zhang is related to the Youngs by marriage.

BOARD COMMITTEES

     In February 1998, the Board of Directors established an Audit Committee. The Audit Committee reviews the results and scope of the annual audit and other services provided by the Company's independent auditors, reviews and evaluates the Company's internal audit and control functions, and monitors transactions between the Company and its employees, officers and directors. Messrs. Chen, Moore and Tatzin are the members of the Audit Committee.

     In February 1998, the Board of Directors established a Compensation Committee. The Compensation Committee administers the Company's stock option and stock purchase plans and designates compensation levels for the Company's employees and consultants. Messrs. Chen, Moore and Tatzin are the members of the Compensation Committee.

DIRECTOR COMPENSATION

     The Company's non-employee directors each receive $500 per Board or committee meeting, and are reimbursed for reasonable expenses. The directors are eligible to receive option grants pursuant to the Company's 1997 Stock Option Plan. See "-- Benefit Plans."

EXECUTIVE COMPENSATION

     The following table sets forth the compensation earned by the Company's Chief Executive Officer and each of the Company's other executive officers whose salary and bonus for services in all capacities to the Company exceeded $100,000 during the fiscal year ended December 31, 1997 and Guy D. Atwood (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                          LONG-TERM
                                                                                        COMPENSATION
                                                                                           AWARDS
                                                     ANNUAL COMPENSATION                -------------
                                         -------------------------------------------     SECURITIES
                                                                      ALL OTHER          UNDERLYING
      NAME AND PRINCIPAL POSITION        SALARY($)    BONUS($)    COMPENSATION($)(1)    OPTIONS(#)(2)
      ---------------------------        ---------    --------    ------------------    -------------
Morris S. Young........................  $152,339     $15,000            $648              130,000
  Chairman of the Board of Directors,
  President and Chief Executive Officer
Theodore S. Young......................   133,675      12,000             855              120,000
  Senior Vice President, Marketing
Davis Zhang............................   122,178      12,000             285              120,000
  Senior Vice President, Production
Gary S. Young..........................   104,067       8,000             860              100,000
  Vice President, Sales
Guy D. Atwood(3).......................    38,912       3,500             798              100,000
  Vice President and Chief Financial
  Officer, Treasurer and Secretary

---------------

(1) Represents premiums paid by the Company for life insurance coverage.

(2) Such options were granted pursuant to the Company's 1997 Stock Option Plan.

(3) The salary amount shown for Guy D. Atwood reflects amount earned from August 18, 1997, his initial date of employment with the Company, to December 31, 1997, and is based on his annual salary of $110,000.

OPTION GRANTS, EXERCISES AND HOLDINGS

     Option Grants. The following table sets forth certain information regarding options granted to the Named Executive Officers during the fiscal year ended December 31, 1997.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                             INDIVIDUAL GRANTS
                         ----------------------------------------------------------     POTENTIAL REALIZABLE
                                         PERCENT OF                                    ANNUAL RATES OF STOCK
                         SECURITIES     TOTAL OPTIONS                                  PRICE APPRECIATION OF
                         UNDERLYING      GRANTED TO         EXERCISE                       OPTION TERM(4)
                          OPTIONS       EMPLOYEES IN         PRICE       EXPIRATION    ----------------------
         NAME            GRANTED(#)   FISCAL YEAR(%)(1)   ($/SHARE)(2)    DATE(3)        5%($)       10%($)
         ----            ----------   -----------------   ------------   ----------    ---------    ---------
Morris S. Young(5).....   130,000            9.9%            $5.50        07/26/02     $197,541     $436,515
Theodore S. Young(5)...   120,000            9.1              5.00        07/26/07      377,337      956,245
Davis Zhang(5).........   120,000            9.1              5.00        07/26/07      377,337      956,245
Gary S. Young(5).......   100,000            7.6              5.00        07/26/07      314,447      796,871
Guy D. Atwood(5).......   100,000            7.6              5.00        08/18/07      314,447      796,871

---------------

(1) The Company granted options to employees to purchase an aggregate total of 1,315,100 shares of Common Stock pursuant to its 1997 Stock Option Plan and 1997 Employee Stock Purchase Plan during the year ended December 31, 1997.

(2) The exercise price may be paid in cash, check, cash equivalents, promissory note, assignment of the proceeds of a sale or loan with respect to shares of the Company's Common Stock being acquired upon exercise or shares of the Company's Common Stock through a cashless exercise procedure or by any combination of such methods.

(3) Options may terminate before their expiration date if the optionee's status as an employee or consultant is terminated or upon optionees' death or disability.

(4) In accordance with the rules of the Securities and Exchange Commission (the "Commission"), shown are the gains or "option spreads" that would exist for the respective options granted. These gains are based on the assumed rates of annual compound stock price appreciation of 5.0% and 10.0% from the date the option was granted over the full option term. These assumed annual compound rates of stock appreciation are mandated by the rules of the Commission and do not represent the Company's estimate or projection of future Common Stock prices.

(5) Each option vests at the rate of 25.0% of the shares subject to the option at the end of 12 months and 2.1% of the shares subject to the option at the end of each monthly period thereafter as long as such optionee's employment has not terminated.

     Option Exercise and Holdings. The following table sets forth certain information regarding exercised stock options during the year ended December 31, 1997 and unexercised options held as of December 31, 1997 by each of the Named Executive Officers.

                         FISCAL YEAR-END OPTION VALUES


                                                                SECURITIES
                                                          UNDERLYING UNEXERCISED          VALUE OF UNEXERCISED
                             SHARES                          OPTIONS AT FISCAL           IN-THE-MONEY OPTIONS AT
                            ACQUIRED                          YEAR-END(#)(1)              FISCAL YEAR-END($)(2)
                               ON           VALUE      -----------------------------   ---------------------------
          NAME             EXERCISE(#)    REALIZED     EXERCISABLE     UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
          ----             -----------   -----------   -----------     -------------   -----------   -------------
Morris S. Young..........        --        $    --           --           130,000        $    --       $260,000
Theodore S. Young........        --             --           --           120,000             --        300,000
Davis Zhang..............    12,500         38,750        6,250           126,250         19,375        335,000
Gary S. Young............     3,750         11,625        7,500           103,750         23,250        271,000
Guy D. Atwood............        --             --           --           100,000             --        250,000


---------------

(1) The Company has a right of repurchase as to any unvested shares upon optionee's termination of employment at their original exercise price.

(2) The value of "in-the-money" stock options represents the difference between the exercise price of such stock options and the fair market value of Common Stock as of December 31, 1997, as determined by the Company's Board of Directors, multiplied by the total number of shares subject to such options on December 31, 1997.

     No compensation intended to serve as incentive for performance to occur over a period longer than one fiscal year was paid pursuant to a long-term incentive plan during the last fiscal year to any Named Executive Officer. The Company does not have any defined benefit or actuarial plan under which benefits are determined primarily by final compensation or average final compensation and years of service with any of the Named Executive Officers.

BENEFIT PLANS

     1993 Stock Option Plan. The 1993 Stock Option Plan (the "1993 Plan") provides for the grant of stock options to employees (including officers), directors and consultants of the Company and its subsidiaries. The 1993 Plan provides for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") or nonstatutory stock options, although incentive stock options may be granted only to employees. The 1993 Plan is administered by the Board of Directors or a duly approved committee (the "Administrator"). Subject to the provisions of the 1993 Plan, the Administrator determines the persons to whom options are to be granted, the number of shares subject to each option and all other terms and conditions of the options. As of March 31, 1998, options to purchase an aggregate of 177,950 shares of Common Stock were outstanding under the 1993 Plan. Options granted under the 1993 Plan will remain outstanding in accordance with their terms, but the Board of Directors has determined that no further options will be granted under the 1993 Plan. In the event of certain changes in control of the Company, the acquiror or successor corporation may assume or substitute for options outstanding under the 1993 Plan. If the options outstanding under the 1993 Plan are not assumed or substituted for, the Board of Directors may, in its sole discretion, (i) cancel the options in exchange for a cash payment to the optionee equal to the excess of the market value of the shares subject to the option over the option exercise price, or (ii) except in the event of a dissolution, liquidation or sale of substantially all of the Company's assets, terminate the outstanding options, provided that the optionees will be given at least 35 days' notice of the transaction and will have at least 30 days to exercise the unexpired options prior to the change in control.

     1997 Employee Stock Purchase Plan. The 1997 Employee Stock Purchase Plan (the "1997 ESPP") provides for the grant of stock purchase rights to full-time employees of the Company and its subsidiaries. As of March 31, 1998, 67,000 shares of Common Stock had been issued pursuant to the exercise of stock purchase rights granted under the 1997 ESPP and no shares remained available for issuance thereunder.

     1997 Stock Option Plan. The Company's 1997 Stock Option Plan (the "1997 Plan") was approved by the Board of Directors in July 1997 and by the stockholders as of July 1997. The 1997 Plan provides for the grant of incentive stock options to employees within the meaning of section 422 of the Code and for grants of nonstatutory stock options to employees, non-employee directors and consultants. Because non-employee directors are eligible to receive grants under the 1997 Plan, the Company has not adopted a separate plan which provides for the formula grant of stock options to nonemployee directors.


     The 1997 Plan is administered by the Board of Directors or a committee thereof. Subject to the provisions of the 1997 Plan, the Board or committee has the authority to select the persons to whom options are granted and determine the terms of each option, including (i) the number of shares of Common Stock covered by the option, (ii) when the option becomes exercisable, (iii) the per share option exercise price, which, in the case of incentive stock options, must be at least 100% of the fair market value of a share of Common Stock as of the date of grant, in the case of options granted to persons who own 10.0% or more of the total combined voting power of the Company (or any parent or subsidiary of the Company) (a "10.0% Stockholder"), must be at least 110% of the fair market value of a share of Common Stock as of the date of grant, and, in the case of nonstatutory stock options, must be at least 85.0% of the fair market value of a share of Common Stock as of the date of grant, and (iv) the duration of the option (which may not exceed ten years, or five years for incentive stock options granted to 10.0% Stockholders). Generally, options granted under the 1997 Plan become exercisable as the shares vest pursuant to a schedule established by the Board of Directors or committee thereof. Options granted under the 1997 Plan are non-transferable other than by will or the laws of descent and distribution. In the event of certain changes in control of the Company, the acquiring or successor corporation may assume or substitute for options outstanding under the 1997 Plan. To the extent that the options outstanding under the 1997 Plan are not assumed, substituted for or exercised prior to such change in control, they will terminate.


     A total of 2,800,000 shares have been reserved for issuance under the 1997 Plan. Of the shares of Common Stock currently reserved for issuance under the 1997 Plan as of March 31, 1998, no shares have been issued upon the exercise of options, options for the purchase of a total of 1,289,000 shares at a weighted average exercise price of $5.11 per share were outstanding and a maximum of 1,511,000 shares were available for future option grants.

     1998 Employee Stock Purchase Plan. The Company's 1998 Employee Stock Purchase Plan (the "Purchase Plan") was approved by the Board of Directors in February 1998, subject to stockholder approval. A total of 250,000 shares of Common Stock have been reserved for issuance under the Purchase Plan, none of which have been issued as of the effective date of this Offering. The Purchase Plan, which is intended to qualify under section 423 of the Code, is administered by the Board of Directors or by a committee thereof. Employees (including officers and employee directors of the Company) of the Company or any subsidiary designated by the Board of Directors for participation in the Purchase Plan are eligible to participate in the Purchase Plan if they are customarily employed for more than 20 hours per week and more than five months per year. The Purchase Plan will be implemented by overlapping 24-month offerings, the first of which will commence on the effective date of this Offering and the initial offering period will terminate on January 31, 2000. Each offering will generally be comprised of four six-month purchase periods, with shares purchased on the last day of each purchase period (a "Purchase Date"). After the effective date of this Offering, offering periods under the Purchase Plan will generally begin on February 1 and August 1 of each year. The Board of Directors may change the dates or duration of one or more offerings, but no offering may exceed 27 months. The Purchase Plan permits eligible employees to purchase Common Stock through payroll deductions at a price no less than 85.0% of the lower of the fair market value of the Common Stock on (i) the first day of the offering, or (ii) the Purchase Date. Participants generally may not purchase more than 5,000 shares in a 24-month offering or stock having a value (measured at the beginning of the offering) greater than $25,000 in any calendar year. In the event of certain changes in control of the Company, the Board may accelerate the Purchase Date of the then current purchase period(s) to a date prior to the change in control unless the acquiring corporation assumes or replaces the purchase rights outstanding under the Purchase Plan.

     401(k) Plan. The Company provides a tax-qualified employee savings and retirement plan (the "401(k) Plan") which covers the Company's eligible employees. Pursuant to the 401(k) Plan, employees may elect to reduce their current annual compensation up to the lesser of 15.0% or the statutorily prescribed limit ($9,500 in calendar year 1997 and $10,000 in calendar year 1998), and have the amount of such reduction ("elective deferrals") contributed to the 401(k) Plan. The 401(k) Plan provides for discretionary matching contributions by the Company in an amount not to exceed 66.7% of each participant's first 6.0% of elective deferrals, with a maximum matching contribution of 4.0% of compensation for each 12 consecutive months, ending on the 31st day of December. The 401(k) Plan is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended, so that contributions by employees or by the Company to the 401(k) Plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions will be deductible by the Company when made. The trustee of the 401(k) Plan invests the assets of the 401(k) Plan in the various investment options as directed by the participants.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION IN COMPENSATION DECISIONS

     No interlocking relationship exists between any member of the Company's Compensation Committee and any member of any other company's board of directors or compensation committee. The Compensation Committee makes recommendations regarding the Company's employee stock plans and makes decisions concerning salaries and incentive compensation for employees and consultants of the Company.

LIMITATION ON LIABILITY AND INDEMNIFICATION MATTERS

     As permitted by the provisions of the Delaware General Corporation Law, the Company's Certificate of Incorporation provides that directors of the Company shall not be personally liable for monetary damages to the Company or its stockholders for a breach of fiduciary duty as a director, except for liability as a result of (i) a breach of the director's duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) an act related to the unlawful stock repurchase or payment of a dividend under Section 174 of Delaware General Corporation Law, and (iv) transactions from which the director derived an improper personal benefit. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

     The Company's Certificate of Incorporation also authorizes the Company to indemnify its officers, directors and other agents, by bylaws, agreements or otherwise, to the full extent permitted under Delaware law. The Company intends to enter into separate indemnification agreements with its directors and officers which may, in some cases, be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.

     The Company's Bylaws provide that the Company shall indemnify its directors and officers and may indemnify its employees to the fullest extent permitted by law. The Company believes that indemnification under its Bylaws covers at least negligence and gross negligence on the part of the indemnified party.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     At present, there is no pending litigation or proceeding involving a director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

                              CERTAIN TRANSACTIONS

     Since January 1995, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which the Company was or is to be a party in which the amount involved exceeds $60,000, and in which any director, executive officer or holder of more than 5% of any class of voting securities of the Company and members of such person's immediate family had or will have a direct or indirect material interest other than the transactions described below.

     In March 1997, pursuant to a Series C Preferred Stock Purchase Agreement, the Company issued an aggregate of 1,200,000 shares of Series C Preferred Stock at a price of $5.00 per share to a group of investors (the "Series C Financing"), including an aggregate of 200,000 shares to Hotung Venture Capital Corporation ("Hotung") and its affiliates Daitung Venture Capital Corporation ("Daitung"), Litung Venture Capital Corporation ("Litung") and Futung Venture Capital Corporation ("Futung"); an aggregate of 200,000 shares to Min-Chen Hsieh and Min-Hui Hsieh; and 18,000 shares to the Lian Soung and Grace Soung Community Property Trust dated 9/20/94. Hotung is a beneficial holder of more than 5% of a class of the Company's voting securities, and S.C. Hong, a director of the Company at the time of the Series C Financing, is the President of Hotung, Daitung, Litung and Futung. S.C. Hsieh, a director of the Company at the time of the Series C Financing, is Min-Chen Hsieh and Min-Hui Hsieh's father. Grace Soung, a director of the Company at the time of the Series C Financing, is a co-trustee of the Lian Soung and Grace Soung Community Property Trust dated 9/20/94.

     Since January 1995, Morris Young, the Company's Chairman of the Board of Directors, President and Chief Executive Officer, and/or Theodore Young, the Company's Senior Vice President, Marketing and a director of the Company, entered into certain agreements to guarantee, in part or in full, the indebtedness incurred by the Company pursuant to the following loan transactions:

          (i) In September 1995, Morris Young and Theodore Young each entered into a guaranty agreement with the Commercial Bank of Fremont ("CBF"), which was subsequently acquired by U.S. Bank, in connection with a real estate "bridge" loan from CBF to the Company in the principal amount of $4.5 million (the "Bridge Loan");

          (ii) The Company entered into a loan agreement with CBF in July 1996 and Bay Area Employment Development Company ("Bay Area") in August 1996 to refinance the Bridge Loan. Morris Young and Theodore Young each entered into a guaranty agreement with CBF and Bay Area in connection with such refinancing;

          (iii) In May 1997, Morris Young and Theodore Young each entered into guaranty agreements with U.S. Bank in connection with a construction loan and a line of credit from U.S. Bank to the Company in the aggregate principal amount of $3.8 million; and

          (iv) From December 1995 to July 1997, Morris Young or Theodore Young entered into guaranty agreements with Belvedere Equipment Finance Corporation, as agent on behalf of various lenders, in connection with certain equipment financing loans to the Company in the aggregate principal amount of $2.4 million.

Both Morris Young and Theodore Young have since been released from their guaranty agreements with CBF and U.S. Bank.

     Since January 1995, Equipment & Materials Inc. ("EMI"), a California corporation engaged in international trading with the People's Republic of China ("China") and quartz fabrication, has supplied the Company with various raw materials from China and also has manufactured quartz for the Company. Christina
X. Li, the sole shareholder and President of EMI, is the wife of Davis Zhang, the Company's Senior Vice President, Production. The aggregate revenue received by EMI from the Company for such supply and production up through March 1998 is $3.3 million, with $380,000, $760,000, $1.5 million and $635,000 in revenue received by EMI from the Company in 1995, 1996 and 1997 and the three months ended March 31, 1998, respectively.

     In January 1996, Davis Zhang, and in February 1996, George Liu, Morris Young's father-in-law, each loaned the Company the principal amount of $50,000 and $224,000, respectively. The foregoing loans, plus interest, have since been paid by the Company.

     For a description of the compensation of officers and directors of the Company and the eligibility of officers and directors of the Company to participate in the Company's employee benefit plans, see "Management -- Director Compensation," "-- Executive Compensation" and "-- Benefit Plans."

     The Company believes that all transactions between the Company and its officers, directors, principal stockholders and other affiliates have been and will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties. To date, the Company has made no loans to officers, directors, principal stockholders or other affiliates other than advances of reimbursement expenses.

     The Company intends to enter into indemnification agreements with each of its executive officers and directors. See "Management -- Limitation on Liability and Indemnification Matters."

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of March 31, 1998, and as adjusted to reflect the sale of the shares offered hereby, assuming no exercise of the Underwriters' over-allotment option, (i) by each person who is known by the Company to own beneficially more than 5% of the Company's Common Stock, (ii) by each of the Named Executive Officers and by each of the Company's directors and
(iii) by all executive officers and directors as a group. Except pursuant to applicable community property laws or as indicated in the footnotes to this table, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such stockholder.

                                                                                  PERCENTAGE OWNED(2)
                                                                                  --------------------
                                                                  SHARES           BEFORE      AFTER
         NAME AND ADDRESS OF BENEFICIAL OWNER(1)            BENEFICIALLY OWNED    OFFERING    OFFERING
         ---------------------------------------            ------------------    --------    --------
Morris S. Young(3)........................................      1,953,600           14.8%       12.5%
Entities Affiliated with
  Hotung Venture Capital Corporation(4)...................      1,076,470            8.2         6.9
  10-F, 261 Sung Ching Road
  Taipei, Taiwan, ROC
Gary S. Young(5)..........................................        669,500            5.1         4.3
Theodore S. Young.........................................        579,465            4.4         3.8
Davis Zhang(6)............................................        238,750            1.8         1.5
Guy D. Atwood.............................................             --             --          --
Jesse Chen................................................             --             --          --
B.J. Moore................................................             --             --          --
Donald L. Tatzin..........................................             --             --          --
All directors and executive officers as a group (9
  persons)(7).............................................      3,451,981           26.2        22.0

---------------

(1) Unless otherwise indicated, the address of each of the named individuals is: c/o American Xtal Technology, Inc. 4311 Solar Way, Fremont, California 94538.

(2) The amounts reported in this table include shares of Common Stock issuable upon the automatic conversion of all Preferred Stock, which conversion will occur upon the closing of the Offering. The calculations in the table are based on 13,190,268 shares of Common Stock outstanding on an as-converted basis as of March 31, 1998. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days upon the exercise of options. Calculations of percentages of beneficial ownership assume the exercise by only the respective named stockholders of all options for the purchase of Common Stock held by such stockholders which are exercisable within 60 days of March 31, 1998.

(3) Includes 781,400 shares held by the Morris & Vicke Young Trust, 1,132,200 shares held by Morris S. Young Family Ltd. Partnership, and 20,000 shares held by the minor children of Morris Young. Also includes 20,000 shares held jointly by George Liu (Morris Young's father-in-law) and Vicke Young (Morris Young's spouse), of which Morris Young disclaims beneficial ownership.

(4) Includes 916,470 shares held by Hotung, 60,000 shares held by Futung, 60,000 shares held by Litung and 40,000 shares held by Daitung.

(5) Includes 23,750 shares directly held by Gary Young, 446,087 shares held by Gary Young Trust A, 190,163 shares held by Gary Young Trust B, 2,000 shares held by Joanna Young (Gary Young's daughter), and 7,500 shares of Common Stock subject to options exercisable within 60 days of March 31, 1998.

(6) Includes 187,500 shares directly held by Davis Zhang, 29,000 shares held by Christina X. Li (Davis Zhang's spouse), 16,000 shares held by Mr. Zhang's minor children and 6,250 shares of Common Stock subject to options exercisable within 60 days of March 31, 1998.

(7) Includes 13,750 shares of Common Stock subject to options exercisable within 60 days of March 31, 1998.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Upon the closing of the Offering, the authorized capital stock of the Company will consist of 40,000,000 shares of Common Stock and 2,000,000 shares of Preferred Stock. The following summary of certain provisions of the Common Stock and the Preferred Stock of the Company does not purport to be complete and is subject to, and qualified in its entirety by, the Certificate of Incorporation and Bylaws of the Company that are included as exhibits to the Registration Statement of which this Prospectus forms a part and by the provisions of applicable law.

COMMON STOCK

     As of March 31, 1998, there were 13,190,268 shares of Common Stock outstanding held of record by 180 stockholders, as adjusted to reflect the conversion of the outstanding shares of Preferred Stock upon the closing of the Offering. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the holders of Common Stock. Subject to preferences applicable to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any Preferred Stock. Holders of Common Stock have no preemptive or subscription rights, and there are no redemption or conversion rights with respect to such shares. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon the closing of the Offering will be fully paid and non-assessable.

PREFERRED STOCK

     Upon the closing of the Offering, the Board of Directors will have the authority to issue up to 2,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any unissued shares of Preferred Stock and to fix the number of shares constituting any series and the designations of such series, without any further vote or action by the stockholders. Although it presently has no intention to do so, the Board of Directors, without stockholder approval, can issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company. See "Risk Factors -- Concentration of Share Ownership and Voting Power; Anti-Takeover Provisions."

DELAWARE LAW AND CERTAIN PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS

     Certain provisions of Delaware law and the Company's Certificate of Incorporation and Bylaws could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest, or otherwise, and the removal of incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to first negotiate with the Company. The Company believes that the benefits of increased protection of the Company's potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company outweigh the disadvantages of discouraging such proposals, including proposals that are priced above the then current market value of the Common Stock, because, among other things, negotiation of such proposals could result in an improvement of their terms.

     The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203"), which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date such stockholder became an interested stockholder, unless: (i) prior to such date the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85.0% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders and not by written consent, by the affirmative vote of at least 66.7% of the outstanding voting stock that is not owned by the interested stockholder.

     Section 203 defines business combination to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10.0% or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15.0% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

     The Company's Certificate of Incorporation requires that any action required or permitted to be taken by stockholders of the Company must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing. In addition, special meetings of the stockholders of the Company may be called only by the Board of Directors or holders of not less than 10.0% of all of the shares entitled to cast votes at such meetings. The Certificate of Incorporation also provides that, beginning upon the closing of the Offering, the Board of Directors will be divided into three classes, with each class serving staggered three-year terms and that certain amendments of the Company's Certificate of Incorporation, and all amendments by the stockholders of the Company's Bylaws, require the approval of holders of at least 66.7% of the voting power of all outstanding stock. These provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of the Company.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is American Securities Transfer & Trust, Inc.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon the closing of the Offering, the Company will have outstanding an aggregate of 15,690,268 shares of Common Stock (16,065,268 if the Underwriters' over-allotment option is exercised in full). Of these shares, the 2,500,000 shares sold in the Offering (2,875,000 if the Underwriters' over-allotment option is exercised in full) will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act (whose sales would be subject to certain limitations and restrictions described below). The remaining 13,190,268 shares of Common Stock held by existing stockholders (the "Restricted Shares") were issued and sold by the Company in reliance on exemptions from the registration requirements of the Securities Act.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year (including the holding period of any prior owner except an affiliate) is entitled to sell in "broker's transactions" or to market makers, within any three-month period commencing 90 days after the date of this Prospectus, a number of shares that does not exceed the greater of (i) 1.0% of the number of shares of Common Stock then outstanding (approximately 156,903 shares immediately after this Offering) or (ii) generally, the average weekly trading volume in the Common Stock during the four calendar weeks preceding the required filing of a Form 144 with respect to such sale. Sales under Rule 144 are generally subject to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144.

     Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from the Company by its employees, directors, officers, consultants or advisors prior to the date the issuer becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the Commission had indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options (including exercises after the date of this Prospectus). Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this Prospectus, may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year minimum holding period requirements.

     The Company, its officers and directors, and certain beneficial owners of the Company's Common Stock, owning upon the closing of the Offering, in the aggregate, 12,979,536 shares of Common Stock, and holders of options to purchase Common Stock have agreed that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock of the Company or any other securities convertible into, or exercisable or exchangeable for, any shares of Common Stock, or other capital stock of the Company, for a period of 180 days from the date of this Prospectus, without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters. As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, shares subject to lock-up agreements will not be salable until the agreements expire. Upon the expiration of these lock-up agreements, all of the Restricted Shares will become eligible for sale, subject in some cases to the limitations of Rule 144. Prudential Securities Incorporated may, in its sole discretion, at any time and without notice, release all or any portion of the securities subject to such lock-up agreements.

     The Company intends to file a registration statement on Form S-8 under the Securities Act covering the 3,463,919 shares subject to outstanding options or reserved for issuance under the Company's 1993 Stock Option Plan, 1997 Stock Option Plan and the 1998 Employee Stock Purchase Plan. Accordingly, shares registered under such registration statement will, subject to Rule 144 volume limitations applicable to affiliates, be available for sale in the open market, except to the extent that such shares are subject to vesting restrictions with the Company or the contractual restrictions described above. All of the shares issuable upon exercise of outstanding options are subject to 180-day lock-up agreements with the Company and/or representatives of the Underwriters. Following the date 180 days after the date of this Prospectus, an aggregate of approximately 553,400 shares will be issuable upon the exercise of currently outstanding options. Such shares will be freely tradable in the public market upon exercise, pursuant to such registration statement on Form S-8. See "Management -- Benefit Plans."

     Prior to the Offering, there has been no public market for the Company's Common Stock. Future sales of substantial amounts of Common Stock in the public market could adversely affect the market price of the Common Stock.

                                  UNDERWRITING

     The underwriters named below (the "Underwriters"), for whom Prudential Securities Incorporated and Cowen & Company are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions contained in the underwriting agreement (the "Underwriting Agreement"), to purchase from the Company the number of shares of Common Stock set forth opposite their respective names:

                                                               NUMBER
                        UNDERWRITER                           OF SHARES
                        -----------                           ---------
Prudential Securities Incorporated..........................
Cowen & Company.............................................

                                                              ---------
Total.......................................................  2,500,000
                                                              =========

     The Company is obligated to sell, and the Underwriters are obligated to purchase, all of the shares of Common Stock offered hereby, if any are purchased.

     The Underwriters, through their Representatives, have advised the Company that they propose to offer the shares of Common Stock initially at the public offering price set forth on the cover page of this Prospectus; that the
Underwriters may allow to selected dealers a concession of $          per share;
and that such dealers may reallow a concession of $          per share to
certain other dealers. After the initial public offering, the initial public offering price and the concessions may be changed by the Representatives.

     The Company has granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 375,000 additional shares of Common Stock at the initial public offering price, less underwriting discounts and commissions, as set forth on the cover page of this Prospectus. The Underwriters may exercise such option solely for the purpose of covering over-allotments incurred in the sale of the shares of Common Stock offered hereby. To the extent such option to purchase is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to 2,500,000.

     The Company has agreed to indemnify the several Underwriters and contribute to losses arising out of certain liabilities, including liabilities under the Securities Act.

     The Representatives have informed the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     The Company, its officers and directors, and certain beneficial owners of the Company's Common Stock and holders of options to purchase Common Stock have agreed not to, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock or any securities convertible into or exercisable or exchangeable for any shares of Common Stock or other capital stock of the Company, for a period of 180 days after the date of this Prospectus without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters. Prudential Securities Incorporated may, in its sole discretion, at any time and without notice, release all or any portion of the securities subject to such lock-up agreements.

     Prior to the Offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price will be determined through negotiations between the Company and the Representatives. Among the factors to be considered in making such determination will be the prevailing market conditions, the Company's financial and operating history and condition, its prospects and the prospects for its industry in general, the management of the Company and the market prices of securities for companies in businesses similar to that of the Company.

     In connection with the Offering, certain Underwriters (and selling group members, if any) and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with the Offering than they are committed to purchase from the Company, and in such case may purchase Common Stock in the open market following the closing of the Offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position, up to 375,000 shares of Common Stock, by exercising the Underwriters' over-allotment option referred to above. In addition, Prudential Securities Incorporated, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or dealer participating in the Offering) for the account of the other Underwriters, the selling concession with respect to Common Stock that is distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Gray Cary Ware & Freidenrich, LLP, Palo Alto, California. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

     The Consolidated Financial Statements of the Company as of December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such Common Stock, reference is made to the Registration Statement and to the exhibits and schedule filed therewith. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement may be inspected by anyone without charge at the Commission's principal office in Washington, D.C., and copies of all or any part of the Registration Statement may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of certain fees prescribed by the Commission. The Commission maintains a World Wide Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commissions. The address of the website is http://www.sec.gov.

                         AMERICAN XTAL TECHNOLOGY, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................  F-2
Consolidated Balance Sheets as of December 31, 1996,
  December 31, 1997, March 31, 1998 (unaudited) and Pro
  Forma as of March 31, 1998 (unaudited)....................  F-3
Consolidated Statements of Operations for the Years Ended
  December 31, 1995, 1996 and 1997 and for the three months
  ended March 31, 1997 and 1998 (unaudited).................  F-4
Consolidated Statements of Stockholders' Equity for the
  Years Ended December 31, 1995, 1996 and 1997 and for the
  three months ended March 31, 1998 (unaudited).............  F-5
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1995, 1996, and 1997 and for the three months ended March 31, 1997 and 1998 (unaudited).................  F-6
Notes to Consolidated Financial Statements..................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of American Xtal Technology, Inc.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of American Xtal Technology, Inc., and its subsidiary at December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

San Jose, California
February 6, 1998

                         AMERICAN XTAL TECHNOLOGY, INC.

                          CONSOLIDATED BALANCE SHEETS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                     ASSETS

                                                    DECEMBER 31,       MARCH 31,      PRO FORMA
                                                 ------------------    ---------    MARCH 31, 1998
                                                  1996       1997        1998          (NOTE 1)
                                                 -------    -------    ---------    --------------
                                                                               (UNAUDITED)
Current Assets:
  Cash and cash equivalents....................  $   756    $ 3,054     $ 2,981        $ 2,981
  Accounts receivable, less allowance for
     doubtful accounts of $100, $100 and
     $145......................................    2,992      6,005       7,120          7,120
  Inventories..................................    3,955      8,361       8,859          8,859
  Prepaid expenses and other assets............      153        858       1,819          1,819
  Deferred income taxes........................      489        225         259            259
                                                 -------    -------     -------        -------
          Total current assets.................    8,345     18,503      21,038         21,038
Property, plant and equipment, net.............    8,409     12,101      13,163         13,163
Other assets...................................      630          9           8              8
                                                 -------    -------     -------        -------
          Total assets.........................  $17,384    $30,613     $34,209        $34,209
                                                 =======    =======     =======        =======
                               LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable.............................  $   828    $ 1,722     $ 2,620        $ 2,620
  Short-term bank borrowing....................      300         --          77             77
  Notes payable to related parties.............      276         --          --             --
  Accrued liabilities..........................    1,162      1,827       2,683          2,683
  Current portion of long-term debt............      237        745         760            760
                                                 -------    -------     -------        -------
          Total current liabilities............    2,803      4,294       6,140          6,140
Long-term debt, net of current portion.........    5,582      7,728       7,981          7,981
                                                 -------    -------     -------        -------
          Total liabilities....................    8,385     12,022      14,121         14,121
                                                 -------    -------     -------        -------
Commitments and Contingencies Stockholders'
  Equity:
  Convertible Preferred Stock, no par value,
     25,000,000 shares authorized, 8,928,737
     and 10,128,737 and 10,128,737 shares
     issued and outstanding, actual; $0.001 par
     value, 2,000,000 shares authorized, none
     issued and outstanding pro forma..........    2,618      8,553       8,553             --
  Common Stock, no par value, 100,000,000
     shares authorized, 2,897,706, 3,041,531
     and 3,061,531 shares issued and
     outstanding, actual; $0.001 par value,
     40,000,000 shares authorized, 13,190,268
     issued and outstanding pro forma..........      159        867       1,119             13
  Additional paid in capital...................       --         --          --          9,659
  Deferred compensation........................       --       (220)       (427)          (427)
  Retained earnings............................    6,326      9,584      10,969         10,969
  Accumulated other comprehensive income --
     cumulative translation adjustments........     (104)      (193)       (126)          (126)
                                                 -------    -------     -------        -------
          Total stockholders' equity...........    8,999     18,591      20,088         20,088
                                                 -------    -------     -------        -------
          Total liabilities and stockholders'
            equity.............................  $17,384    $30,613     $34,209        $34,209
                                                 =======    =======     =======        =======

  The accompanying notes are an integral part of these consolidated financial statements.

                         AMERICAN XTAL TECHNOLOGY, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                    THREE MONTHS
                                                                                       ENDED
                                                     YEARS ENDED DECEMBER 31,        MARCH 31,
                                                    ---------------------------   ----------------
                                                     1995      1996      1997      1997      1998
                                                    -------   -------   -------   -------   ------
                                                                                    (UNAUDITED)
Revenues:
Product revenues..................................  $11,520   $14,222   $23,014   $ 4,494   $9,238
Contract revenues.................................    2,958     2,005     2,321       600      492
                                                    -------   -------   -------   -------   ------
          Total revenues..........................   14,478    16,227    25,335     5,094    9,730
Cost of revenues:
Cost of product revenues..........................    6,030     9,270    13,674     2,805    5,460
Cost of contract revenues.........................    2,234       795     1,553       498      265
                                                    -------   -------   -------   -------   ------
          Total cost of revenues..................    8,264    10,065    15,227     3,303    5,725
                                                    -------   -------   -------   -------   ------
Gross profit......................................    6,214     6,162    10,108     1,791    4,005
Operating expenses:
Selling, general and administrative...............    1,716     2,033     2,959       642      966
Research and development..........................      448       592     1,289       222      640
                                                    -------   -------   -------   -------   ------
          Total operating expenses................    2,164     2,625     4,248       864     1606
                                                    -------   -------   -------   -------   ------
Income from operations............................    4,050     3,537     5,860       927     2399
Interest expense..................................      (12)     (170)     (570)     (115)    (181)
Other income (expense)............................      282       (72)      (34)      (91)      21
                                                    -------   -------   -------   -------   ------
Income before provision for income
  taxes...........................................    4,320     3,295     5,256       721    2,239
Provision for income taxes........................    1,581     1,249     1,998       274      854
                                                    -------   -------   -------   -------   ------
Net income........................................  $ 2,739   $ 2,046   $ 3,258   $   447   $1,385
                                                    =======   =======   =======   =======   ======
Net income per share:
Basic.............................................  $  0.97   $  0.71   $  1.11   $  0.15   $ 0.45
                                                    =======   =======   =======   =======   ======
Diluted...........................................  $  0.23   $  0.17   $  0.25   $  0.04   $ 0.10
                                                    =======   =======   =======   =======   ======
Shares used in net income per share calculations
  (Notes 1 and 9):
Basic.............................................    2,821     2,882     2,938     2,896    3,052
                                                    =======   =======   =======   =======   ======
Diluted...........................................   11,813    11,811    12,839    12,225   13,516
                                                    =======   =======   =======   =======   ======

  The accompanying notes are an integral part of these consolidated financial statements.

                         AMERICAN XTAL TECHNOLOGY, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                                          ACCUMULATED
                                                                                                             OTHER
                                                                                                         COMPREHENSIVE
                                       CONVERTIBLE                                                         INCOME--
                                     PREFERRED STOCK        COMMON STOCK                                  CUMULATIVE
                                   -------------------   ------------------     DEFERRED     RETAINED     TRANSLATION
                                     SHARES     AMOUNT    SHARES     AMOUNT   COMPENSATION   EARNINGS     ADJUSTMENTS
                                   ----------   ------   ---------   ------   ------------   ---------   -------------
Balance at December 31, 1994.....   8,928,737   $2,618   2,707,956   $  54       $  --        $ 1,541        $  --
Common Stock options exercised...          --      --      149,000      55          --             --           --
Common Stock repurchased.........          --      --       (8,000)     (2)         --             --           --
Comprehensive income
  Net income.....................          --      --           --      --          --          2,739           --
Comprehensive income.............          --      --           --      --          --             --           --
                                   ----------   ------   ---------   ------      -----        -------        -----
Balance at December 31, 1995.....   8,928,737   2,618    2,848,956     107          --          4,280           --
Common Stock options exercised...          --      --       40,750      52          --             --           --
Comprehensive income
  Net income.....................          --      --           --      --          --          2,046           --
  Other comprehensive income
    Currency translation
      adjustment.................          --      --           --      --          --             --         (104)
Comprehensive income.............          --      --           --      --          --             --           --
                                   ----------   ------   ---------   ------      -----        -------        -----
Balance at December 31, 1996.....   8,928,737   2,618    2,889,706     159          --          6,326         (104)
Issuance of Series C Convertible
  Preferred Stock in March 1997
  at $5.00 per share, net of
  issuance costs.................   1,200,000   5,935           --      --          --             --           --
Common Stock options exercised...          --      --      151,825     386          --             --           --
Deferred compensation............          --      --           --     322        (322)            --           --
Amortization of deferred
  compensation...................          --      --           --      --         102             --           --
Comprehensive income
  Net income.....................          --      --           --      --          --          3,258           --
  Other comprehensive income
    Currency translation
      adjustment.................          --      --           --      --          --             --          (89)
Comprehensive income.............          --      --           --      --          --             --           --
                                   ----------   ------   ---------   ------      -----        -------        -----
Balance at December 31, 1997.....  10,128,737   8,553    3,041,531     867        (220)         1,584         (193)
Common Stock options exercised
  (unaudited)....................          --      --       20,000      24          --             --           --
Deferred compensation
  (unaudited)....................          --      --           --     228        (228)            --           --
Amortization of deferred
  compensation (unaudited).......          --      --           --      --          21             --           --
Comprehensive income
  Net income (unaudited).........          --      --           --      --          --          1,385           --
  Other comprehensive income
    (unaudited)
    Currency translation
      adjustment (unaudited).....          --      --           --      --          --             --           67
Comprehensive income
  (unaudited)....................          --      --           --      --          --             --           --
                                   ----------   ------   ---------   ------      -----        -------        -----
Balance at March 31, 1998
  (unaudited)....................  10,128,737   $8,553   3,061,531   $1,119      $(427)       $10,969        $(126)
                                   ==========   ======   =========   ======      =====        =======        =====


                                   COMPREHENSIVE
                                      INCOME        TOTAL
                                   -------------   -------
Balance at December 31, 1994.....     $   --       $ 4,213
Common Stock options exercised...         --            55
Common Stock repurchased.........         --            (2)
Comprehensive income
  Net income.....................      2,739         2,739
                                      ------
Comprehensive income.............     $2,739            --
                                      ======
                                                   -------
Balance at December 31, 1995.....                    7,005
Common Stock options exercised...         --            52
Comprehensive income
  Net income.....................      2,046         2,046
  Other comprehensive income
    Currency translation
      adjustment.................       (104)         (104)
                                      ------
Comprehensive income.............     $1,942            --
                                      ======
                                                   -------
Balance at December 31, 1996.....                    8,999
Issuance of Series C Convertible
  Preferred Stock in March 1997
  at $5.00 per share, net of
  issuance costs.................         --         5,935
Common Stock options exercised...         --           386
Deferred compensation............         --            --
Amortization of deferred
  compensation...................         --           102
Comprehensive income
  Net income.....................      3,258         3,258
  Other comprehensive income
    Currency translation
      adjustment.................        (89)          (89)
                                      ------
Comprehensive income.............     $3,169            --
                                      ------       -------
Balance at December 31, 1997.....                   18,591
Common Stock options exercised
  (unaudited)....................         --            24
Deferred compensation
  (unaudited)....................         --            --
Amortization of deferred
  compensation (unaudited).......         --            21
Comprehensive income
  Net income (unaudited).........      1,385         1,385
  Other comprehensive income
    (unaudited)
    Currency translation
      adjustment (unaudited).....         67            67
                                      ------
Comprehensive income
  (unaudited)....................     $1,452            --
                                      ------       -------
Balance at March 31, 1998
  (unaudited)....................                  $20,088
                                                   =======

  The accompanying notes are an integral part of these consolidated financial statements.

                         AMERICAN XTAL TECHNOLOGY, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                    THREE MONTHS
                                                        YEARS ENDED DECEMBER 31,   ENDED MARCH 31,
                                                        ------------------------   ---------------
                                                         1995     1996     1997     1997     1998
                                                        ------   ------   ------   ------   ------
                                                                                     (UNAUDITED)
Cash flows from operating activities:
  Net income..........................................  $2,739   $2,046   $3,258   $  447   $1,385
  Adjustments to reconcile net income to cash provided
     by (used in) operations:
  Depreciation and amortization.......................     513      867    1,164      172      408
  Deferred income taxes...............................    (358)     (43)     264       --      (34)
  Stock compensation..................................      --       --      102       --       21
  Changes in assets and liabilities:
  Accounts receivable.................................    (914)    (578)  (3,013)    (325)  (1,115)
  Inventory...........................................    (626)  (2,298)  (4,406)    (102)    (498)
  Other assets........................................    (427)    (149)     (84)    (326)    (960)
  Accounts payable....................................     215      247      894      768      898
  Accrued liabilities.................................    (398)     382      665      (18)     856
                                                        ------   ------   ------   ------   ------
          Net cash provided by (used in) operating
            activities................................     744      474   (1,156)     616      961
                                                        ------   ------   ------   ------   ------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property, plant and equipment..........  (4,597)  (3,946)  (4,856)    (837)  (1,470)
  Proceeds from the sale of property, plant and
     equipment........................................     239       --       --       --       --
  Proceeds from the sale of short-term investments....     411       --       --       --       --
                                                        ------   ------   ------   ------   ------
          Net cash used in investing activities.......  (3,947)  (3,946)  (4,856)    (837)  (1,470)
                                                        ------   ------   ------   ------   ------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from the issuance of Common Stock..........      53       52      386       24       24
  Proceeds from the issuance of Convertible Preferred
     Stock............................................      --       --    5,935    5,450       --
  Proceeds from (payments of) short-term bank
     borrowings.......................................     600     (300)    (300)    (576)      77
  Proceeds from long-term debt borrowings.............   2,350    3,469    2,654      (83)     268
  Proceeds from (payments of) notes payable to related
     parties..........................................      --      276     (276)      --       --
                                                        ------   ------   ------   ------   ------
          Net cash provided by financing activities...   3,003    3,497    8,399    4,815      369
                                                        ------   ------   ------   ------   ------
  Effect of exchange rate changes.....................      --     (104)     (89)      54       67
                                                        ------   ------   ------   ------   ------
  Net (decrease) increase in cash and cash
     equivalents......................................    (200)     (79)   2,298    4,648      (73)
  Cash and cash equivalents at beginning of year......   1,035      835      756      756    3,054
                                                        ------   ------   ------   ------   ------
  Cash and cash equivalents at end of year............  $  835   $  756   $3,054   $5,404   $2,981
                                                        ======   ======   ======   ======   ======
SUPPLEMENTAL DISCLOSURES:
  Interest paid.......................................  $   12   $  203   $  579   $   36   $  182
                                                        ======   ======   ======   ======   ======
  Income taxes paid...................................  $2,651   $  794   $1,814   $   --   $  130
                                                        ======   ======   ======   ======   ======

  The accompanying notes are an integral part of these consolidated financial statements.

                         AMERICAN XTAL TECHNOLOGY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

     American Xtal Technology, Inc. (the "Company") was incorporated in California in December 1986. Upon completion of its initial public offering, the Company will be reincorporated in Delaware. The Company uses a proprietary vertical gradient freeze ("VGF") technique to produce high-performance compound semiconductor base materials, or substrates, for use in a variety of electronic and opto-electronic applications. The Company manufactures and sells Gallium Arsenide ("GaAs"), Indium Phosphide ("InP") and Germanium ("Ge") substrates. The Company also has research and development contracts with the U.S. Department of Defense ("DOD") and other third parties for developing GaAs and other substrates.

  Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly-owned Japanese subsidiary. All material intercompany accounts and transactions have been eliminated.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

  Foreign Currency Translation

     The functional currency of the Company's Japanese subsidiary is the local currency. Transaction exchange losses resulting from transactions denominated in currencies other than the U.S. dollar are included in the results of operations for the year. For the years ended December 31, 1996 and 1997, the Company incurred foreign transaction exchange losses of $114,000 and $186,000, respectively. The Company does not undertake any foreign currency hedging activities.

     The assets and liabilities of the subsidiary are translated at the rates of exchange on the balance sheet date. Income and expenses items are translated at an average rate of exchange. The cumulative translation adjustment in the years ended December 31, 1996 and 1997 and the three months ended March 31, 1998, resulted from fluctuations in yen exchange rates and its effects on the translation of balance sheet accounts. Gains and losses from foreign currency translation are included as a separate component of stockholders' equity.

  Revenue Recognition

     Product revenues are generally recognized upon shipment. The Company provides an allowance for estimated returns at the time revenue is recognized. Contract revenues are recognized under the percentage of completion method based on costs incurred relative to total contract costs. Costs associated with contract revenues are included in cost of contract revenues. All costs of contract revenues are research and development expenses which are funded by the contract.

  Concentration of Credit Risk

     The Company manufactures and distributes GaAs, InP and Ge substrates and performs services under research and development contracts. Financial instruments which potentially subject the Company to concentration of credit risk consist primarily of trade accounts receivable. The Company invests primarily in money market accounts and commercial paper instruments. Cash equivalents are maintained with high quality institutions and their composition and maturities are regularly monitored by management.

                         AMERICAN XTAL TECHNOLOGY, INC.

     The Company performs ongoing credit evaluations of its customers' financial condition and limits the amount of credit extended when deemed necessary, but generally does not require collateral. No customer represented greater than 10.0% of product revenues in fiscal years 1995, 1996 and 1997. For fiscal years 1995 and 1996, one government entity represented 98.6% and 91.3%, respectively, of contract revenues. For fiscal year 1997, one government entity and a third party represented 47.4% and 52.6%, respectively, of contract revenues.

  Cash Equivalents

     The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 1996 and 1997 and March 31, 1998 (unaudited), approximately $22,000, $2,029,000 and $2,300,000, respectively, of money market funds are included in cash and cash equivalents.

  Inventory

     Inventory is stated at the lower of cost, using the weighted average method, or market.

  Property, Plant and Equipment

     Acquisitions of property, plant and equipment are stated at cost less accumulated depreciation computed using the straight-line method over the estimated economic lives of the assets, generally five years. Leasehold improvements are amortized over the shorter of the estimated useful life or the term of the lease.

  Impairment of Long-Lived Assets

     Pursuant to Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121"), the Company reviews long-lived assets based upon a gross cash flow basis and will reserve for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable. Based on its most recent analysis, the Company believes that there was no impairment of its property, plant and equipment as of December 31, 1997.

  Stock-Based Compensation

     The Company accounts for stock-based employee compensation arrangements using the intrinsic value method as prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations thereof. Accordingly, compensation costs for stock options is measured as the excess, if any, of the market price of the Company's stock at the date of grant over the stock option exercise price. In addition, the Company complies with the disclosure provisions of Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123").

  Income Taxes

     The Company accounts for deferred income taxes using the liability method, under which the expected future tax consequences of timing differences between the book and tax basis of assets and liabilities are recognized as deferred tax assets and liabilities.

  Net Income Per Share

     Basic net income per share is computed using the weighted average number of common shares outstanding during the period. Diluted net income per share is computed using the weighted average number of common and potential common shares outstanding during the period, except if anti-dilutive. Potential

                         AMERICAN XTAL TECHNOLOGY, INC.

common shares consist of the incremental common shares issuable upon conversion of the Convertible Preferred Stock (using the if-converted method) and shares issuable upon the exercise of stock options (using the treasury stock method). (See Note 9 for a reconciliation of the numerators and denominators used in the calculation).

  Recent Accounting Pronouncements

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" ("SFAS 130") and Statements of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). The adoption of the both statements is required for fiscal years beginning after December 15, 1997. SFAS 130 is required to be adopted in the interim financial statements in the year adoption.

     Under SFAS 130, a company is required to report in the financial statements, in addition to net income, comprehensive income including, as applicable, foreign currency items and unrealized gains and losses on certain investments in debt and equity securities. The Company adopted SFAS 130 in January 1998 and has reported comprehensive income including foreign currency items in the consolidated statements of stockholders' equity. Comprehensive income for the three months ended March 31, 1997 was $501,000(unaudited). The difference between net income reported in the consolidated statements of operations and comprehensive income represents cumulative translation adjustment gains of $54,000(unaudited) for the three months ended March 31, 1997.

     SFAS 131 requires that companies report separately, in the financial statements, certain financial and descriptive information about operating segments profit or loss, certain specific revenue and expense items, and segment assets. Additionally, companies are required to report information about the revenues derived from their products and service groups, about geographic areas in which the Company earns revenues and holds assets, and about major customers. The adoption of SFAS 131 will not have any impact on the Company's financial statements.

  Pro Forma Balance Sheet (unaudited)

     If the Offering is consummated, all shares of Convertible Preferred Stock outstanding will automatically convert into an aggregate of 10,128,737 shares of Common Stock. The pro forma effect of this conversion has been reflected in the accompanying unaudited balance sheet as of March 31, 1998.

  Interim Results (unaudited)

     The accompanying consolidated balance sheet as of March 31, 1998, the consolidated statements of operations and of cash flows for the three months ended March 31, 1997 and 1998 and the consolidated statement of stockholders' equity for the three months ended March 31, 1998 are unaudited. In the opinion of management, these statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary for the fair presentation of the results for the interim periods. The data disclosed in the notes to the consolidated financial statements as of such dates and for such periods are unaudited.

                         AMERICAN XTAL TECHNOLOGY, INC.

NOTE 2. BALANCE SHEET DETAIL

                                                    DECEMBER 31,        MARCH 31,
                                                  -----------------    -----------
                                                   1996      1997         1998
                                                  ------    -------    -----------
                                                                       (UNAUDITED)
                                                           (IN THOUSANDS)
Inventories:
  Raw materials.................................  $1,865    $ 2,224      $ 2,599
  Work in process...............................   1,968      5,623        6,012
  Finished goods................................     122        514          248
                                                  ------    -------      -------
                                                  $3,955    $ 8,361      $ 8,859
                                                  ======    =======      =======
Property, plant and equipment:
  Land..........................................  $1,120    $ 1,120      $ 1,120
  Building......................................   4,731      4,731        4,731
  Machinery and equipment.......................   4,350      8,121        9,098
  Leasehold improvements........................     240        240          240
  Construction in progress......................     688      1,773        2,266
                                                  ------    -------      -------
                                                  11,129     15,985       17,455
  Less: Accumulated depreciation and
     amortization...............................   2,720      3,884        4,292
                                                  ------    -------      -------
                                                  $8,409    $12,101      $13,163
                                                  ======    =======      =======
Accrued liabilities:
  Accrued compensation..........................  $  392    $   690      $   725
  Accrued income tax............................     461        282        1,005
  Customer advances.............................      57        260          253
  Allowance for sales returns...................     145        247          279
  Other.........................................     107        348          421
                                                  ------    -------      -------
                                                  $1,162    $ 1,827      $ 2,683
                                                  ======    =======      =======

NOTE 3. DEBT

     On September 11, 1995, the Company obtained a bank loan of up to $4.5 million to finance the construction of a new commercial building in Fremont, California. The loan, which was due on September 11, 1996, was refinanced with two new loans. On October 1, 1996, the Company obtained a loan for $3.5 million from a commercial bank. The loan has an interest rate of 8.3% per annum, matures in 2006 and is secured by the land and building. The loan is subject to certain financial covenants regarding current financial ratios and cash flow requirements, which have all been met as of December 31, 1997. On August 15, 1996, the Company obtained a $1.0 million debenture loan from the Bay Area Employment Development Company guaranteed by the U.S. Small Business Administration. The loan has an interest rate of 7.3% per annum, matures in 2016 and is subordinate to the $3.5 million bank loan. As of December 31, 1996 and 1997, an aggregate of $4.5 million and $4.4 million was outstanding under these loans, respectively.

     The Company obtained equipment loans totaling $1.4 million and $2.9 million from several different banks through a financing company during 1996 and 1997, respectively. These proceeds were used to purchase new manufacturing equipment for the Company's Fremont, California facility. These loans have a maturity of five years with interest rates ranging from 7.7% to 9.0% per annum. These loans are secured by the machinery and equipment purchased with the loans. As of December 31, 1996 and 1997, $1.3 million and $3.2 million was outstanding under these loans, respectively.

     In November 1996, the Company obtained a $3.0 million line of credit ("LOC") with a bank which expires in April 1998. In March 1998, the Company obtained a $15.0 million LOC which expires in May 1999 to replace the $3.0 million LOC. The $15.0 LOC is secured by the Company's business assets, excluding

                         AMERICAN XTAL TECHNOLOGY, INC.

equipment. Borrowings under the $15.0 LOC bear interest at the bank's prime interest rate plus one-half percent. The $15.0 LOC is subject to certain financial covenants regarding current financial ratios and cash flow requirements which have all been met as of December 31, 1997. At December 31, 1996 and 1997, $300,000 and no amount was outstanding under the $3.0 million LOC, respectively.

     In May 1997, the Company obtained a bank loan for $1.4 million to finance construction. The loan consisted of two parts (i) a loan for $750,000 which bears interest at the bank's prime rate plus one percent and is secured by property and (ii) a loan for $690,000 which bears interest at the bank's prime rate plus one-half percent and is secured by the Company's business assets, excluding equipment, which was assumed under the $15.0 million LOC. The $750,000 loan will convert into a new term loan at the time of building completion and will have a maturity of ten years with an interest rate fixed at the nine-year U.S. Treasury Bond yield plus 2.3% and will be secured by the land and building. At December 31, 1997, $106,000 was outstanding at an interest rate of 8.3% per annum. The loan is subject to certain financial covenants regarding current financial ratios and cash flow requirements, which have all been met as of December 31, 1997.

     The aggregate future repayments of long-term debt outstanding at December 31, 1997 are $1.4 million in 1998, $1.4 million in 1999, $1.4 million in 2000,
$1.5 million in 2001, $1.2 million in 2002 and $2.6 million thereafter.

NOTE 4. RESEARCH AND DEVELOPMENT CONTRACTS

     In March 1994, the Company was awarded a four-year, $6.1 million contract under the DOD Title III program. The Title III contract is comprised of three different contract components: A Cost-Plus-Fixed-Fee component totaling $1.2 million, a Firm-Fixed-Price ("FFP") component totaling $4.4 million and a $500,000 component consisting of a bonus award. The bonus award may be earned upon reaching specific contract milestones. Under the FFP component, 10.0% of the cost reimbursement is withheld by the DOD until the completion of the project in May 1998. The amounts related to this 10.0% withholding were $265,000, $625,000 and $319,000 for the years ended December 31, 1995, 1996 and
1997, respectively.

     For the years ended December 31, 1995, 1996 and 1997, the Company recognized contract revenues of $2.4 million, $1.5 million, and $364,000, respectively, under the Title III contract. For the years ended December 31, 1995, 1996 and 1997, the Company incurred costs of $1.4 million, $468,000 and $211,000, respectively, under the Title III contract. As of December 31, 1997, approximately $416,000 of contract revenue remains to be recognized under the Title III contract.

     Certain products were manufactured under the Title III contract and the costs were charged to such contracts. As permitted under the contract, the products were sold to third parties, generating product revenues of $790,000 and $95,000 for the years ended December 31, 1995 and 1996, respectively.

     In January 1997, the Company was awarded a $1.2 million contract from a third party. The contract was an FFP contract under which the Company produced Ge substrates. The contract was completed in July 1997. For the year ended December 31, 1997, the Company recognized contract revenues of $1.2 million and incurred contract costs of $1.1 million under the contract.


     In May 1997, the Company was awarded a $2.5 million, 30-month contract under the DOD Title III program. The contract is a cost-sharing agreement for the development of InP substrates. Contract revenues are recognized under the percentage of completion method based on total estimated revenue and the proportion of costs incurred relative to total contract costs. For the year ended December 31, 1997, the Company has recognized contract revenues of $661,000 under this arrangement and has incurred contract costs of $252,000.


     The Company has no additional obligations with regards to any of the above research and development contracts.

                         AMERICAN XTAL TECHNOLOGY, INC.

NOTE 5. INCOME TAXES

     The components of the provision for income taxes were as follows:

                                                      YEARS ENDED DECEMBER 31,
                                                     --------------------------
                                                      1995      1996      1997
                                                     ------    ------    ------
                                                           (IN THOUSANDS)
Current:
  Federal..........................................  $1,558    $1,116    $1,571
  State............................................     381       178        79
  Foreign..........................................      --        --        84
                                                     ------    ------    ------
          Total current............................   1,939     1,294     1,734
                                                     ------    ------    ------
Deferred:
  Federal..........................................    (322)      (36)      235
  State............................................     (36)       (9)       29
                                                     ------    ------    ------
          Total deferred...........................    (358)      (45)      264
                                                     ------    ------    ------
          Total provision..........................  $1,581    $1,249    $1,998
                                                     ======    ======    ======

     The following is a reconciliation of the effective income tax rates and the U.S. statutory federal income tax rate:

                                                       YEARS ENDED DECEMBER 31,
                                                       ------------------------
                                                       1995      1996      1997
                                                       ----      ----      ----
Statutory federal income tax rate....................  34.0%     34.0%     34.0%
State income taxes, net of federal tax benefits......   5.6       4.7       4.1
Foreign sales corporation benefit....................  (3.5)     (2.4)     (1.7)
Foreign..............................................    --        --       1.6
Other................................................   0.2       1.6       0.0
                                                       ----      ----      ----
Effective tax rate...................................  36.3%     37.9%     38.0%
                                                       ====      ====      ====

     Deferred tax assets (liabilities) are summarized as follows:

                                                               DECEMBER 31,
                                                              --------------
                                                              1996     1997
                                                              -----    -----
                                                              (IN THOUSANDS)
Deferred tax assets:
Bad debt and inventory reserves.............................  $ 79     $497
Vacation accrual............................................    45       67
State taxes.................................................    62       13
Depreciation................................................   303       --
                                                              ----     ----
  Deferred tax assets.......................................   489      577
Deferred tax liabilities:
  Depreciation..............................................    --     (352)
                                                              ----     ----
          Net deferred tax asset............................  $489     $225
                                                              ====     ====

NOTE 6. RETIREMENT SAVINGS PLAN

     The Company has a 401(k) Savings Plan (the "Savings Plan") which qualifies as a thrift plan under Section 401(k) of the Internal Revenue Code. All full-time U.S. employees are eligible to participate in the Savings Plan after one year from the date of hire. Participants may contribute up to 6.0% of their earnings to

                         AMERICAN XTAL TECHNOLOGY, INC.

the Savings Plan with a discretionary matching amount provided by the Company. The Company's contributions to the Savings Plan for the years ended December 31, 1995, 1996 and 1997 were $40,000, $69,000, and $87,000, respectively.

NOTE 7. CONVERTIBLE PREFERRED STOCK

     As of December 31, 1997, the Company had issued and outstanding a total of 10,128,737 shares of Convertible Preferred Stock, no par value, as follows:

                                                            DECEMBER 31,
                                                     --------------------------
                                                      1995      1996      1997
                                                     ------    ------    ------
                                                           (IN THOUSANDS)
Series A, 4,924,817 shares authorized, 4,924,817
  issued and outstanding...........................  $  658    $  658    $  658
Series B, 4,003,921 shares authorized, 4,003,920
  issued and outstanding...........................   1,960     1,960     1,960
Series C, 1,200,000 shares authorized, 1,200,000
  issued and outstanding...........................      --        --     5,935
                                                     ------    ------    ------
                                                     $2,618    $2,618    $8,553
                                                     ======    ======    ======

  Conversion

     Each share of Series A, B and C Preferred Stock is convertible into one share of Common Stock, at the option of the holder, subject to certain adjustments, and automatically converts upon the completion of an underwritten public offering of Common Stock with gross proceeds of at least $7.5 million.

  Liquidation

     In the event of a liquidation, the holders of Series C Preferred Stock are entitled to receive, prior to and in preference to any distribution of any assets or surplus funds of the Company to the holders of Series A and B Preferred Stock and the Common Stock, the amount of $5.00 for each share of Series C Preferred Stock then outstanding plus all declared and unpaid dividends thereon. The holders of Series B Preferred Stock are entitled to receive, after Series C preferences have been satisfied, the amount of $0.51 for each share plus all declared and unpaid dividends thereon. The holders of Series A Preferred Stock are entitled to receive, after Series C and B preferences have been satisfied, the amount of $0.30 for each share plus all declared and unpaid dividends thereon. The holders of Series A, B and C Preferred Stock are then entitled to share ratably in the remaining assets in the Company with the common stockholders on an as-if converted basis.

  Dividend

     Each holder of Series A, B and C Preferred Stock is entitled to receive, prior to and in preference to any holder of Common Stock, dividends equivalent to any declared for the Company's Common Stock on an as-if converted basis. Such dividends are noncumulative and shall be paid only when and as declared by the Board of Directors. The Company has never declared or paid dividends on its Common Stock.

  Voting Rights

     Each share of the Series A, B and C Preferred Stock has voting rights equal to that of Common Stock on an as-if converted basis.

                         AMERICAN XTAL TECHNOLOGY, INC.

NOTE 8. STOCK OPTION PLANS

     In 1993, the Company adopted the 1993 Stock Option Plan ("1993 Plan") which provides for granting of incentive and non-qualified stock options to employees, consultants, and directors of the Company. Under the 1993 Plan, 880,000 shares of Common Stock have been reserved for issuance as of December 31, 1997. Options granted under the 1993 Plan are generally for periods not to exceed ten years and are granted at the fair market value of the stock at the date of grant as determined by the Board of Directors. Options granted under the 1993 Plan generally vest 25.0% upon grant and 25.0% each year thereafter, with full vesting occurring on the third anniversary of the grant date.

     In May 1997, the Company adopted the 1997 Stock Option Plan ("1997 Plan") which provides for granting of incentive and non-qualified stock options to employees, consultants and directors of the Company. Under the 1997 Plan, 1,300,000 shares of common stock have been reserved for issuance as of December 31, 1997. Options granted under the 1997 Plan are generally for periods not to exceed ten years (five years if the option is granted to a 10.0% stockholder) and are granted at the fair market value of the stock at the date of grant as determined by the Board of Directors. Options granted under the 1997 Plan generally vest 25.0% at the end of one year and 2.1% each month thereafter, with full vesting after four years.

  Employee Stock Purchase Plan

     In May 1997, the Company's Board of Directors approved an Employee Stock Purchase Plan. Under this plan, employees of the Company were allowed to purchase a certain number of shares of Common Stock by December 31, 1997. A total of 67,000 shares were purchased as of December 31, 1997.

                         AMERICAN XTAL TECHNOLOGY, INC.

     The following summarizes the Company's stock option activity under the 1993 Plan, 1997 Plan and the Employee Stock Purchase Plan and related weighted average exercise price within each category for each of the years ended December 31, 1995, 1996 and 1997 and the three months ended March 31, 1998 (unaudited):

                                                                          WEIGHTED
                                                                          AVERAGE
                                               SHARES        OPTIONS       OPTION
                                             AVAILABLE     OUTSTANDING     PRICE
                                             ----------    -----------    --------
Balance at December 31, 1994...............      44,994       163,500      $0.68
  Additional shares authorized.............     500,000            --         --
  Granted..................................    (231,400)      231,400       1.75
  Exercised................................          --      (149,000)      0.38
  Canceled.................................       1,000        (1,000)
  Repurchased..............................       8,000            --         --
                                             ----------     ---------
Balance at December 31, 1995...............     322,594       244,900       1.53
  Granted..................................          --            --         --
  Exercised................................          --       (40,750)      1.26
  Canceled.................................          --            --         --
                                             ----------     ---------
Balance at December 31, 1996...............     322,594       204,150       1.58
  Additional shares authorized.............   1,367,000            --         --
  Granted..................................  (1,315,100)    1,315,100       4.95
  Exercised................................          --      (151,825)      2.54
  Canceled.................................      24,475       (24,475)      3.38
                                             ----------     ---------
Balance at December 31, 1997...............     398,969     1,342,950       4.77
                                             ----------     ---------
  Granted (unaudited)......................    (146,000)      146,000       6.75
  Exercised (unaudited)....................          --       (20,000)      1.20
  Canceled (unaudited).....................       2,000        (2,000)      5.00
                                             ----------     ---------
Balance at March 31, 1998 (unaudited)......     254,969     1,466,950      $5.02
                                             ==========     =========

     At December 31, 1995, 1996, 1997 and March 31, 1998, options for 86,800,
107,450, 76,725 and 56,225 shares (unaudited), respectively, were vested.

     During the year ended December 31, 1997 and the three months ended March 31, 1998, the Company granted options for the purchase of 1,315,100 shares and 146,000 shares, respectively, of Common Stock to employees at a weighted average exercise price of $4.95 per share and $6.75 per share, respectively. Management calculated deferred compensation of $322,000 and $228,000 (unaudited) related to options granted during the year ended December 31, 1997 and the three months ended March 31, 1998, respectively. Such deferred compensation will be amortized over the vesting period relating to these options of which approximately $102,000 and $21,000 (unaudited) were amortized during the year ended December 31, 1997 and the three months ended March 31, 1998, respectively.

                         AMERICAN XTAL TECHNOLOGY, INC.

     Information relating to stock options outstanding under the 1993 Plan, 1997 Plan and the Employee Stock Purchase Plan at December 31, 1997 is as follows:

                                                       OPTIONS OUTSTANDING
                                        -------------------------------------------------
                                                           WEIGHTED
                                                           AVERAGE
                                          NUMBER          REMAINING           WEIGHTED
                                        OUTSTANDING    CONTRACTUAL LIFE    EXERCISE PRICE
                                        -----------    ----------------    --------------
Range of exercise prices:
  $1.20 - $1.90.......................     107,950        1.5 years            $1.60
  $5.00 - $5.50.......................   1,235,000        9.6 years             5.05
  $1.20 - $5.50.......................   1,342,950        8.9 years             4.77

                                                               OPTIONS VESTED
                                                          ------------------------
                                                                       WEIGHTED
                                                          NUMBER       AVERAGE
                                                          VESTED    EXERCISE PRICE
                                                          ------    --------------
Range of exercise prices:
  $1.20 - $1.90.........................................  76,725        $1.50

  Certain Pro Forma Disclosures


     In October 1995, SFAS 123 established a fair value based method of accounting for employee stock options plans. Had compensation cost for the Company's option plans been determined based on the fair value at the grant dates, as prescribed in SFAS 123, the Company's net income and pro forma net income per share would have been as follows:


                                                      YEARS ENDED DECEMBER 31,
                                                     --------------------------
                                                      1995      1996      1997
                                                     ------    ------    ------
                                                     (IN THOUSANDS, EXCEPT PER
                                                            SHARE DATA)
Net income:
  As reported......................................  $2,739    $2,046    $3,258
  Pro forma net income.............................   2,725     2,032     3,111
Net income per share:
  As reported:
     Basic.........................................  $ 0.97    $ 0.71    $ 1.11
     Diluted.......................................    0.23      0.17      0.25
  Pro forma net income:
     Basic.........................................  $ 0.97    $ 0.71    $ 1.06
     Diluted.......................................    0.23      0.17      0.24

     The minimum value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants during the years ended December 31, 1995 and 1997 (no options were granted during the year ended December 31, 1996); dividend yield of 0.0% for both periods; risk-free interest rates of 5.7% and 6.1% for options granted during the year ended December 31, 1995 and 1997, respectively; and expected lives of 4.0 and 4.5 years for options granted during the years ended December 31, 1995 and 1997, respectively.

     Because the determination of the fair value of all options granted after the Company becomes a public entity will include an expected volatility factor in addition to the factors described in the preceding paragraph and, because additional option grants are expected to be made each year, the above pro forma disclosures are not representative of pro forma effects on reported net income for future years.

                         AMERICAN XTAL TECHNOLOGY, INC.

NOTE 9. NET INCOME PER SHARE

     Statement of Financial Accounting Standards No. 128 "Earnings per Share" requires a reconciliation of the numerators and denominators of the basic and diluted net income per share calculations as follows:

                                                                     YEARS ENDED DECEMBER 31,
                                          ------------------------------------------------------------------------------
                                                    1995                       1996                       1997
                                          ------------------------   ------------------------   ------------------------
                                                             PER                        PER                        PER
                                                            SHARE                      SHARE                      SHARE
                                          INCOME   SHARES   AMOUNT   INCOME   SHARES   AMOUNT   INCOME   SHARES   AMOUNT
                                          ------   ------   ------   ------   ------   ------   ------   ------   ------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
Basic EPS Net income available to
  common stockholders...................  $2,739    2,821   $0.97    $2,046    2,882   $0.71    $3,258    2,938   $1.11
Effect of dilutive securities Common
  Stock options.........................      --       63      --        --       --      --        --       72      --
Convertible Preferred Stock.............      --    8,929      --        --    8,929      --        --    9,829      --
Diluted EPS Net income available to
  common stockholders...................  $2,739   11,813   $0.23    $2,046   11,811   $0.17    $3,258   12,839   $0.25

                                                                        THREE MONTHS ENDED MARCH 31,
                                                             ---------------------------------------------------
                                                                       1997                       1998
                                                             ------------------------   ------------------------
                                                                                 (UNAUDITED)
                                                                                PER                        PER
                                                                               SHARE                      SHARE
                                                             INCOME   SHARES   AMOUNT   INCOME   SHARES   AMOUNT
                                                             ------   ------   ------   ------   ------   ------
                                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
Basic EPS Net income available to common stockholders......   $447     2,896   $0.15    $1,385    3,052   $0.45
Effect of dilutive securities Common Stock options.........     --        --      --        --      335      --
Convertible Preferred Stock................................     --     9,329      --        --   10,129      --
Diluted EPS Net income available to common stockholders....   $447    12,225   $0.04    $1,385   13,516   $0.10

     During the years ended December 31, 1995 and 1997 and for the three months ended March 31, 1998, options to purchase approximately 92,920, 1,254,800, and 126,000 shares (unaudited), respectively, at prices ranging from $1.20 to $7.50 were outstanding but not included in the computation because the exercise price was greater than the average market price of common shares issued during the respective period.


     Because of the anticipated conversion of the Preferred Stock into Common Stock if the Offering is consummated, basic net income per share is not indicative of the Company's future capital structure.

                         AMERICAN XTAL TECHNOLOGY, INC.

NOTE 10. GEOGRAPHIC REPORTING AND SIGNIFICANT CUSTOMERS

                                                                YEARS ENDED DECEMBER 31,
                                                              -----------------------------
                                                               1995       1996       1997
                                                              -------    -------    -------
                                                                     (IN THOUSANDS)
Net revenues:
  United States.............................................  $ 9,258    $10,028    $15,653
  Europe....................................................    1,692      2,216      2,497
  Canada....................................................      661        522      1,034
  Japan.....................................................    2,027      2,653      4,323
  Asia Pacific and other....................................      840        808      1,828
                                                              -------    -------    -------
  Consolidated..............................................  $14,478    $16,227    $25,335
                                                              =======    =======    =======
Income (loss) from operations:
  United States.............................................  $ 4,094    $ 3,529    $ 5,662
  Japan.....................................................      (44)         8        198
                                                              -------    -------    -------
  Consolidated..............................................  $ 4,050    $ 3,537    $ 5,860
                                                              =======    =======    =======
Identifiable assets:
  United States.............................................  $10,927    $16,467    $28,967
  Japan.....................................................      389        917      1,646
                                                              -------    -------    -------
  Consolidated..............................................  $11,316    $17,384    $30,613
                                                              =======    =======    =======

NOTE 11. RELATED PARTY TRANSACTIONS

     In February 1996, the Company obtained a loan for $224,000 from a family member of an officer. At December 31, 1996, $226,000 of principal and interest was outstanding under this loan at an interest rate of 10.0% per annum. All outstanding principal and interest were paid in February 1997.

     In January 1996, the Company obtained a loan for $50,000 from an officer. At December 31, 1996, $50,000 was outstanding at an interest rate of 10.0% per annum. All outstanding principal and interest were paid in March 1997.

     During the years ended December 31, 1995, 1996 and 1997, the Company purchased $380,000, $760,000 and $1,540,000, respectively, of raw materials and manufactured quartz from a supplier which is owned by a family member of an officer.

NOTE 12. SUBSEQUENT EVENT

     In February 1998, the Company's Board of Directors approved, subject to stockholder approval, an increase of 1.5 million shares of Common Stock to be reserved for issuance under the 1997 Plan and the adoption of the 1998 Employee Stock Purchase Plan with a reserve of 250,000 shares of Common Stock.

     In April 1998, the Company entered into the Purchase Agreement for the purchase of an additional 58,000 square foot facility in Fremont, California. Pursuant to the terms of the Purchase Agreement, the cost of the new facility is $9.0 million and the purchase is expected to close in June 1998.

                              COMPANY INTRODUCTION

     American Xtal Technology, Inc. ("AXT") uses a proprietary vertical gradient freeze ("VGF") technique to produce high-performance compound semiconductor substrates for use in a variety of electronic and opto-electronic applications, such as wireless and fiber optic telecommunications, lasers, LEDs, satellite solar cells and consumer electronics. AXT manufactures and sells substrates composed of gallium arsenide ("GaAs"), indium phosphide ("InP") and germanium ("Ge") and is currently developing other high-performance compound substrates such as gallium phosphide ("GaP") and gallium nitride ("GaN"). AXT believes that its VGF technique provides certain significant advantages over traditional methods for growing crystals for the production of high-performance semiconductor substrates.



     OVERVIEW: APPLICATION OF AXT PRODUCTS AND TECHNOLOGY TO EVERYDAY LIFE

     As a result of the limitations of silicon, semiconductor device manufacturers are increasingly utilizing alternative substrates to improve the performance of semiconductor devices or to enable new applications. These alternative substrates are composed of a single element such as Ge, or multiple elements, which may include, among others, gallium, aluminum, indium, arsenic, phosphorous and nitrogen. Substrates that consist of more than one element are referred to as "compound substrates." In comparison to silicon, compound substrates have electrical properties which allow semiconductor devices to operate at much higher speeds or at the same speed with lower power consumption, or to generate light signals. As the products on this page indicate, high-performance devices that incorporate compound substrates are already used around the world every day. AXT believes that it is currently the only high-volume supplier of GaAs substrates manufactured by using the VGF technique and is positioned to become a leading manufacturer and supplier of other compound and Ge subtrates.


                          WIRELESS TELECOMMUNICATIONS

     AXT's GaAs substrates are used by semiconductor device manufacturers in high-performance telecommunication applications.


                           FIBER OPTIC COMMUNICATIONS

     AXT's InP substrates are used by semiconductor device manufacturers in fiber optic communications.


                                    DISPLAYS

     Large full-color displays like this one in Tokyo, which have LEDs that incorporate GaAs, GaP and GaN substrates, attract attention with news broadcasts, sports events and commercial advertisements.


                                TRAFFIC SIGNALS

     Extra bright and highly energy-efficient LEDs, which incorporate GaAs substrates, are being used in traffic lights worldwide.


                               DVD/CD-ROM LASERS

     Lasers manufactured from GaAs substrates are incorporated into most CD-ROM and DVD drives for the reading and writing of digital data stored on discs.


                             SATELLITE SOLAR CELLS

     AXT's Ge substrates are incorporated into solar cells, which require Ge substrates manufactured with few defects and minimal breakage, for use in satellite communications.


                                   CAPTION 1

     AXT's proprietary VGF technique is designed to control the crystal-growth process with minimal temperature variation. As a result, AXT is able to grow crystals that have a relatively low dislocation density and high uniformity. AXT believes that its substrates manufactured from such crystals are mechanically strong, which often results in substrates with lower breakage rates during a customer's manufacturing process.


                                FREMONT FACILITY
                                   CAPTION 2

     At its ISO 9002-certified manufacturing facility located in Fremont, California, AXT works closely with customers to manufacture substrates tailored to each customer's particular specifications. To ensure that every substrate meets AXT's high standards of quality, the Company performs at its Fremont facility all manufacturing operations, including crystal growth, slicing, testing, edge grinding, polishing, inspecting and packaging the substrates for shipment.

===============================================================

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

UNTIL     , 1998 ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED
SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                            ------------------------

                               TABLE OF CONTENTS

                                               PAGE
                                               ----
Prospectus Summary...........................     3
Risk Factors.................................     6
Use of Proceeds..............................    16
Dividend Policy..............................    16
Capitalization...............................    17
Dilution.....................................    18
Selected Consolidated Financial Data.........    19
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations.................................    20
Business.....................................    30
Management...................................    40
Certain Transactions.........................    47
Principal Stockholders.......................    49
Description of Capital Stock.................    50
Shares Eligible for Future Sale..............    52
Underwriting.................................    54
Legal Matters................................    55
Experts......................................    55
Additional Information.......................    55
Index to Consolidated Financial Statements...   F-1

===============================================================
===============================================================

                                2,500,000 Shares

                                      LOGO
                                  Common Stock

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                       PRUDENTIAL SECURITIES INCORPORATED

                                COWEN & COMPANY
                                  MAY   , 1998

===============================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the Registrant in connection with the sale of the Common Stock being registered. All amounts shown are estimates except for the registration fee, the NASD filing fee and the Nasdaq National Market fee.

                            ITEM                               AMOUNT
                            ----                              --------
Securities and Exchange Commission registration fee.........  $  8,482
NASD filing fee.............................................     3,375
Nasdaq National Market application fee......................    90,500
Blue sky qualification fees and expenses....................     1,000
Accounting fees and expenses................................   250,000
Legal fees and expenses.....................................   300,000
Printing and engraving expenses.............................   130,000
Transfer agent and registrar fees...........................     5,000
Director and Officer liability insurance....................   100,000
Miscellaneous expenses......................................    11,643
                                                              --------
     Total..................................................  $900,000
                                                              ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law ("Delaware Law") permits the indemnification of officers, directors, and other corporate agents under certain circumstances and subject to certain limitations. The Registrant's Certificate of Incorporation (Exhibit 3.1) and Bylaws (Exhibit 3.3) provide that the Registrant shall indemnify its directors, officers, employees, and agents to the full extent permitted by Delaware Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, the Registrant intends to enter into separate indemnification agreements (Exhibit 10.1) with its directors and officers which should require the Registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature). These indemnification provisions may be sufficiently broad to permit indemnification of the Registrant's officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act").

     At present, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the Registrant in which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in a claim for indemnification by any director, officer, employee or other agent of the Registrant.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Since January 1, 1995, Registrant has sold and issued the following unregistered securities:

          (1) From January 1, 1995, to March 31, 1998, Registrant granted options to purchase 241,400 shares of Common Stock pursuant to its 1993 Stock Option Plan at exercise prices ranging from $1.50 per share to $7.00 per share for a total offering price of $894,260.

          (2) From January 1, 1995 to March 31, 1998, Registrant issued and sold an aggregate of 274,575 shares of Common Stock to its employees, directors and consultants for an aggregate consideration of $284,050, upon exercise of stock options granted pursuant to Registrant's 1993 Stock Option Plan at exercise prices ranging from $0.30 to $1.90.

          (3) In June 1997, Registrant granted purchase rights to purchase up to, in the aggregate, 67,000 shares of Common Stock to its employees for the purchase price of $3.75 per share pursuant to its 1997 Employee Stock Purchase Plan, for a total offering price of $251,250.

          (4) In November 1997, Registrant issued and sold an aggregate 67,000 shares of Common Stock to its employees for an aggregate consideration of $251,250, upon exercise of purchase rights granted pursuant to Registrant's 1997 Employee Stock Purchase Plan (since terminated).

          (5) From July 1, 1997 to March 31, 1998, Registrant granted options to purchase 1,118,100 shares of Common Stock at the exercise price of $5.00 per share, 130,000 shares of Common Stock at $5.50 per share, 50,000 shares of Common Stock at $7.00 per share, and 6,000 shares of Common Stock at $7.50 per share pursuant to its 1997 Stock Option Plan, for a total offering price of $6,700,500.

          (6) On March 31, 1997, Registrant issued and sold an aggregate of 1,200,000 shares of Series C Preferred Stock to a group of private investors for aggregate cash consideration of $6,000,000.

     There were no underwriters employed in connection with any of the transactions set forth in Item 15.

     For additional information concerning these equity investment transactions, reference is made to the information contained under the caption "Certain Transactions" in the form of Prospectus included herein.

     The issuances of Securities describe in Items 15(a)(1) through 15(a)(5) were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 promulgated thereunder as transactions pursuant to a compensatory benefit plan or a written contract relating to compensation. The issuance of securities describe in item 15(a)(6) was deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about the Registrant or had access, through employment or other relationships, to such information.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) EXHIBITS


        EXHIBIT
        NUMBER                       DESCRIPTION OF DOCUMENT
        -------                      -----------------------
          1.1+     Form of Underwriting Agreement.
          2.1+     Form of Agreement and Plan of Merger between American Xtal
                     Technology, a California corporation, and American Xtal
                     Technology Delaware Corporation, a Delaware corporation.
          3.1+     Certificate of Incorporation of American Xtal Technology
                     Delaware Corporation, a Delaware corporation.
          3.2+     Form of Certificate of Amendment of Certificate of
                     Incorporation of American Xtal Technology, Inc., a
                     Delaware corporation.
          3.3+     Bylaws of American Xtal Technology Delaware Corporation, a
                     Delaware corporation.
          5.1      Opinion of Gray Cary Ware & Freidenrich, LLP.
         10.1+     Form of Indemnification Agreement for directors and
                     officers.
         10.2+     1993 Stock Option Plan and forms of agreements thereunder.
         10.3+     1997 Stock Option Plan and forms of agreements thereunder.
         10.4+     1997 Employee Stock Purchase Plan and forms of agreements
                     thereunder.
         10.5+     1998 Employee Stock Purchase Plan and forms of agreements
                     thereunder.
         10.6+     Loan Agreement with U.S. Bank dated March 4, 1998.

        EXHIBIT
        NUMBER                       DESCRIPTION OF DOCUMENT
        -------                      -----------------------
         10.7      Purchase and Sale Agreement by and between Limar Realty
                     Corp. #23 and the Company dated April 1998.
         21.1+     List of subsidiaries.
         23.1      Consent of Independent Accountants.
         23.2      Consent of Counsel (included in Exhibit 5.1).
         24.1+     Power of Attorney (see page II-4 of Registration Statement
                     No. 333-48085 filed on March 17, 1998.)
         27.1+     Financial Data Schedule (available in EDGAR format only).


---------------------------
+  Filed previously.


     (b) FINANCIAL STATEMENT SCHEDULES


     All schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of the Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statements relating to the securities offered therein, and this Offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-1 and authorized this Amendment No. 2 to be signed on its behalf by the undersigned, in the City of Fremont, County of Alameda, State of California, on the 11th day of May 1998.


                                          AMERICAN XTAL TECHNOLOGY, INC.

                                          By:      /s/ MORRIS S. YOUNG
                                            ------------------------------------
                                            Morris S. Young
                                            President and Chief Executive
                                              Officer
                                            (Principal Executive Officer)

                               POWER OF ATTORNEY


     Pursuant to the requirements of the Securities Act, this Amendment No. 2 has been signed by the following persons in the capacities and on the dates indicated:



                       SIGNATURE                                      TITLE                   DATE
                       ---------                                      -----                   ----
                  /s/ MORRIS S. YOUNG                              President,              May 11, 1998
--------------------------------------------------------    Chief Executive Officer,
                    Morris S. Young                         and Chairman of the Board
                                                              (Principal Executive
                                                                    Officer)

                   /s/ GUY D. ATWOOD                          Vice President, Chief        May 11, 1998
--------------------------------------------------------        Financial Officer
                     Guy D. Atwood                          (Principal Financial and
                                                               Accounting Officer)



               THEODORE S. YOUNG degrees                     Senior Vice President,        May 11, 1998
--------------------------------------------------------       Marketing, Director
                   Theodore S. Young



                DONALD L. TATZIN degrees                            Director               May 11, 1998
--------------------------------------------------------
                    Donald L. Tatzin



                   JESSE CHEN degrees                               Director               May 11, 1998
--------------------------------------------------------
                       Jesse Chen



                   B.J. MOORE degrees                               Director               May 11, 1998
--------------------------------------------------------
                       B.J. Moore


degreesBy:/s/ MORRIS S. YOUNG
     ---------------------------------
              Morris S. Young
            (Attorney-in-fact)

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                       DESCRIPTION OF DOCUMENT
-------                      -----------------------
  1.1+     Form of Underwriting Agreement.
  2.1+     Form of Agreement and Plan of Merger between American Xtal
             Technology, a California corporation, and American Xtal
             Technology Delaware Corporation, a Delaware corporation.
  3.1+     Certificate of Incorporation of American Xtal Technology
             Delaware Corporation, a Delaware corporation.
  3.2+     Form of Certificate of Amendment of Certificate of
             Incorporation of American Xtal Technology, Inc., a
             Delaware corporation.
  3.3+     Bylaws of American Xtal Technology Delaware Corporation, a
             Delaware corporation.
  5.1      Opinion of Gray Cary Ware & Freidenrich, LLP.
 10.1+     Form of Indemnification Agreement for directors and
             officers.
 10.2+     1993 Stock Option Plan and forms of agreements thereunder.
 10.3+     1997 Stock Option Plan and forms of agreements thereunder.
 10.4+     1997 Employee Stock Purchase Plan and forms of agreements
             thereunder.
 10.5+     1998 Employee Stock Purchase Plan and forms of agreements
             thereunder.
 10.6+     Loan Agreement with U.S. Bank dated March 4, 1998.
 10.7      Purchase and Sale Agreement by and between Limar Realty
             Corp. #23 and the Company dated April 1998.
 21.1+     List of subsidiaries.
 23.1      Consent of Independent Accountants.
 23.2      Consent of Counsel (included in Exhibit 5.1).
 24.1+     Power of Attorney (see page II-4 of Registration Statement
             No. 333-48085 filed on March 17, 1998.)
 27.1+     Financial Data Schedule (available in EDGAR format only).


---------------------------

+  Filed previously.